    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 9, 2001


                                                      REGISTRATION NO. 333-51522
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------


                                AMENDMENT NO. 3

                                       TO
                                    FORM S-1
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                             ----------------------

                            ODYSSEY HEALTHCARE, INC.

             (Exact name of registrant as specified in its charter)


             DELAWARE                             8099                            43-1723043
 (State or Other Jurisdiction of      (Primary Standard Industrial             (I.R.S. Employer
  Incorporation or Organization)      Classification Code Number)            Identification No.)


                                                                    RICHARD R. BURNHAM
                                                           CHAIRMAN OF THE BOARD, PRESIDENT AND
                                                                  CHIEF EXECUTIVE OFFICER
                                                                 ODYSSEY HEALTHCARE, INC.
                  717 N. HARWOOD                                      717 N. HARWOOD
                    SUITE 1500                                          SUITE 1500
                DALLAS, TEXAS 75201                                 DALLAS, TEXAS 75201
                  (214) 922-9711                                      (214) 922-9711
(Address, Including Zip Code, and Telephone Number,  (Name, Address, Including Zip Code, and Telephone
                     Including                                            Number,
  Area Code, of Registrant's Principal Executive        Including Area Code, of Agent For Service)
                     Offices)

                        Copies of all communications to:


                JEFFREY A. CHAPMAN                                   PETER J. LOUGHRAN
                P. GREGORY HIDALGO                                 DEBEVOISE & PLIMPTON
              VINSON & ELKINS L.L.P.                                 919 THIRD AVENUE
           2001 ROSS AVENUE, SUITE 3700                          NEW YORK, NEW YORK 10022
                DALLAS, TEXAS 75201                              TELEPHONE: (212) 909-6000
             TELEPHONE: (214) 220-7700                           FACSIMILE: (212) 909-6836
             FACSIMILE: (214) 220-7716


                             ----------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
  As soon as practicable after this Registration Statement becomes effective.

                             ----------------------

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] __________

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] __________

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] __________

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                             SUBJECT TO COMPLETION


                  PRELIMINARY PROSPECTUS DATED OCTOBER 9, 2001

PROSPECTUS

                                3,600,000 SHARES

                           [ODYSSEY HEALTHCARE LOGO]
                                  COMMON STOCK
                             ----------------------
          This is Odyssey HealthCare, Inc.'s initial public offering of common stock. We are selling all of the shares.

          We expect the public offering price to be between $13.00 and $15.00 per share. Currently, no public market exists for the shares. After pricing of the offering, we expect that the shares will be quoted on the Nasdaq National Market under the symbol "ODSY."

          INVESTING IN THE COMMON STOCK INVOLVES RISKS THAT ARE DESCRIBED IN THE "RISK FACTORS" SECTION BEGINNING ON PAGE 7 OF THIS PROSPECTUS.
                             ----------------------

                                                                      PER SHARE              TOTAL
                                                                      ---------              -----
        Public offering price.......................................    $                     $
        Underwriting discount.......................................    $                     $
        Proceeds, before expenses, to Odyssey HealthCare............    $                     $

          The underwriters may also purchase up to an additional 540,000 shares from us at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover overallotments.

          Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

          The shares will be ready for delivery on or about           , 2001.

                             ----------------------

MERRILL LYNCH & CO.
                                   CIBC WORLD MARKETS
                                                            SG COWEN

                             ----------------------

                The date of this prospectus is           , 2001.

                            [DESCRIPTION OF ARTWORK:
   MAP OF THE UNITED STATES INDICATING LOCATIONS OF OUR HOSPICES IN LANDSCAPE
                                    FORMAT.]

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
Summary.....................................................    1
Risk Factors................................................    7
Forward-Looking Statements..................................   16
Use of Proceeds.............................................   17
Dividend Policy.............................................   17
Capitalization..............................................   18
Dilution....................................................   19
Selected Consolidated Financial and Operating Data..........   21
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................   23
Business....................................................   37
Management..................................................   61
Certain Relationships and Related Transactions..............   69
Security Ownership of Principal Stockholders and
  Management................................................   72
Description of Capital Stock................................   75
Shares Eligible for Future Sale.............................   81
Underwriting................................................   83
Legal Matters...............................................   86
Experts.....................................................   86
Where You Can Find More Information.........................   86
Index to Financial Statements...............................  F-1

                             ----------------------

     You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date.

                 (This page has been left blank intentionally.)

                                    SUMMARY

     This summary highlights information contained elsewhere in this prospectus. You should read the entire prospectus carefully, including the risk factors and the consolidated financial statements and the notes to those financial statements appearing elsewhere in this prospectus, before you decide whether to invest in our common stock.

                               ODYSSEY HEALTHCARE

OVERVIEW

     We are one of the largest providers of hospice care in the United States in terms of both average daily census and number of locations. As a hospice care provider, our goal is to improve the quality of life of terminally ill patients and their families. Hospice services focus on palliative care for patients with life-limiting illnesses, which is care directed at managing pain and other discomforting symptoms and addressing the psychosocial and spiritual needs of patients and their families. We believe that our overriding focus on the delivery of quality, responsive service differentiates us from other hospice care providers.


     Since we opened our first hospice location in January 1996, we have grown rapidly through a series of acquisitions, the development of new hospice locations and internal growth. We now have 38 hospice locations to serve patients and their families in 21 states, with an average daily census of 3,320 patients during September 2001. We generally provide palliative care in a patient's home, a nursing home or an inpatient facility. Our net patient service revenue, which is the estimated net realizable revenue from patients, Medicare, Medicaid, commercial insurance, managed care payors and others for services rendered, increased from $1.0 million in 1996 to $85.3 million in 2000. We had net income of $3.1 million in 2000, our first profitable year. We intend to continue our growth through a disciplined strategy of acquisitions, the development of new hospice locations and internal growth.


     Hospice care is a covered benefit under the Medicare program, which is the largest payor for hospice services. Medicare pays hospice providers fixed daily or hourly amounts based on the level of care provided to hospice patients and their families. In addition to Medicare, hospice is covered by Medicaid in 43 states and the District of Columbia and by most private insurance plans.

HOSPICE INDUSTRY AND MARKET OPPORTUNITY

     The hospice industry has grown significantly during the last decade. According to the Centers for Medicare and Medicaid Services, formerly known as the Health Care Financing Administration, Medicare payments for hospice services increased from approximately $118 million in 1988 to approximately $2.9 billion in 2000. According to the United States General Accounting Office, 1,208 Medicare-certified hospices operated in the United States in 1992, serving more than 143,000 Medicare beneficiaries who elected hospice care. By 1998, the number of Medicare-certified hospices increased to 2,196, serving nearly 360,000 Medicare beneficiaries. We believe that these significant increases are due in large part to increasing public awareness and acceptance of hospice care and to the benefits hospice care provides to patients and their families and payors.

     We believe that a number of factors will drive growth in the hospice industry, and that we are well positioned to take advantage of these growth opportunities:

     - The population of the United States is aging.

     - The market for hospice care and services is underserved.

     - Hospice care provides significant cost savings to the Medicare program.

     - The hospice industry is highly fragmented.

     - There is increasing public awareness and acceptance of hospice care.

     Effective April 1, 2001, the base Medicare daily payment rates for hospice care increased by five percent over the base rates previously in effect, which has favorably impacted our profitability.


OUR BUSINESS STRATEGY



     Our goal is to become the leading provider of hospice care in the United States. To achieve this goal, we have adopted the following strategies:



     SELECTIVELY ACQUIRE HOSPICES. We intend to expand our business by actively pursuing strategic acquisitions of hospices in new and existing markets throughout the United States. The hospice industry consists of over 2,000 hospice locations, most of which are operated by small- and medium-sized providers. We believe that significant opportunities exist for growth through acquisitions of hospices.



     DEVELOP NEW HOSPICE LOCATIONS. In addition to our acquisitions initiative, we intend to expand our business by actively pursuing the development of new hospice locations in new and existing markets throughout the United States. After we identify a market in which to develop a new hospice location, we utilize our standardized approach to develop the location. This approach has been successful in increasing patient census at our new locations.



     INCREASE PATIENT REFERRALS. We actively seek to increase patient referrals at all locations by both increasing patient referrals from existing referral sources and establishing new referral sources. In each of our markets, we have implemented a marketing plan designed to address the specific needs of the patient referral sources in that market and to promote the services we provide to our patients and their families.



     ACTIVELY MANAGE PATIENT CARE COSTS BY APPLYING OUR ACUITY-BASED CASE MANAGEMENT MODEL. We actively manage our patient care costs through an acuity-based case management model. This model allows us to efficiently allocate our resources, including staffing, to optimize patient care in a cost-appropriate manner. Our model focuses on providing services to patients and their families by tailoring our care to the individualized and changing needs of our patients and their families, as determined by our patients and their families and physicians in consultation with our clinical teams.


OUR COMPETITIVE ADVANTAGES

     We have grown rapidly and achieved profitability as a result of the following competitive advantages:

     WE ARE ONE OF THE LARGEST PROVIDERS OF HOSPICE CARE. We believe that our size provides us with numerous operating advantages over small hospices, which make up most of the hospice industry, including:

     - We maintain a professionally trained and dedicated marketing team.

     - We actively manage costs across our multiple hospice locations and have centralized corporate services.

     - We have developed and implemented and maintain a comprehensive quality assurance program.

     WE HAVE A PROVEN TRACK RECORD IN GROWING OUR BUSINESS THROUGH A BALANCED GROWTH STRATEGY. We have grown rapidly through a focused strategy of acquisitions, development of new hospice locations and internal growth. Of our 38 hospice locations, we acquired 26 hospices and developed 11 and are currently developing one additional location. We have successfully increased our patient referrals in each of the markets in which we operate by utilizing our marketing representatives to establish and develop referral sources, as well as by providing responsive, quality service.

     WE ARE A RESPONSIVE, COMPREHENSIVE PROVIDER OF QUALITY HOSPICE
SERVICES. We focus on the prompt and efficient delivery of services to our patients and their families. We believe that our ability to consistently provide quality, responsive and comprehensive service to our patients and their families has been a key factor in our ability to increase patient referrals.

     WE HAVE A STANDARDIZED AND EFFICIENT OPERATING MODEL. We operate in a fixed payment environment, with payments based on the level of care that we provide to our patients and their families. Accordingly, controlling our costs is essential to maintaining our profitability. Our standardized operating model and our centralized corporate services enable us to quickly control costs at our hospice locations, while providing quality, responsive and comprehensive service to our patients and their families.


     WE HAVE AN EXPERIENCED MANAGEMENT TEAM. Our six executive officers have over 40 years of combined experience in the hospice industry. Our senior management team operates as a cohesive, complementary group, reflecting extensive marketing experience, as well as operating knowledge and understanding of the regulatory environment in which we operate.


SOME RISKS RELATED TO OUR BUSINESS

     The hospice industry is subject to extensive federal, state and local laws and rules and regulations that relate to payment for hospice services, conduct of operations and facility and professional licensure. In recent years, Congress and some state legislatures have introduced an increasing number of proposals to make significant changes to the healthcare system. Changes in law and regulatory interpretations could reduce our net patient service revenue and profitability. Approximately 95.6% and 96.8% of our net patient service revenue for 2000 and the six months ended June 30, 2001, respectively, consisted of payments from the Medicare and Medicaid programs. Reductions in amounts paid by governmental programs for our services or changes in methods or regulations governing payments could cause our net patient service revenue and profits to materially decline.


     Our growth strategies depend substantially on our ability to acquire other hospices and to develop new hospice locations. These strategies may not be successful and could involve significant expenditures and be disruptive to our business. In addition, following the completion of this offering, 73.1% of the outstanding shares of our common stock will be held by our officers, directors and entities affiliated with Capital Resource Partners, Highland Capital Partners, Oak Investment Partners, Three Arch Partners and Weiss Peck & Greer. This may prevent other stockholders from influencing significant corporate decisions.


     In addition to these risks, please see "Risk Factors" and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our common stock.

OTHER INFORMATION

     We were incorporated in Delaware in August 1995 and began operations in January 1996. Our executive offices are located at 717 N. Harwood, Suite 1500, Dallas, Texas 75201, and our telephone number is (214) 922-9711. Our website address is www.odyssey-healthcare.com. INFORMATION CONTAINED ON OUR WEBSITE DOES NOT CONSTITUTE PART OF THIS PROSPECTUS.

                                  THE OFFERING

Common stock offered by Odyssey
HealthCare..........................        3,600,000 shares


Common stock outstanding after the
offering............................        13,713,182 shares


Use of proceeds.....................        We estimate that our net proceeds
                                            from this offering, after deducting
                                            underwriting discounts and estimated
                                            offering expenses, will be
                                            approximately $45.4 million. We
                                            intend to use the net proceeds:

                                              - to repay all outstanding
                                                indebtedness under our credit
                                                agreement;

                                              - to repay our 12% senior
                                                subordinated notes;

                                              - to finance potential
                                                acquisitions of hospices and the
                                                development of new hospice
                                                locations; and

                                              - for general corporate purposes.

                                            See "Use of Proceeds."

Risk Factors........................        See "Risk Factors" and other
                                            information included in this
                                            prospectus for a discussion of
                                            factors you should carefully
                                            consider before deciding to invest
                                            in our common stock.

Proposed Nasdaq National Market
symbol..............................        ODSY


     Unless we indicate otherwise, all information in this prospectus (1) is based upon shares outstanding as of September 30, 2001; (2) assumes no exercise of the overallotment option granted to the underwriters; (3) assumes the conversion into common stock of each outstanding share of our outstanding preferred stock, which will happen automatically upon the completion of this offering; (4) gives effect to a one for two reverse stock split of our outstanding shares of common stock that was completed on August 8, 2001; and (5) excludes:



     - 1,078,063 shares of common stock issuable upon the exercise of stock options outstanding as of September 30, 2001, with exercise prices ranging from $0.10 to $13.00 per share and a weighted average exercise price of $1.97 per share; and



     - 1,031,753 shares of common stock issuable upon the exercise of warrants outstanding as of September 30, 2001 with exercise prices ranging from $0.02 to $2.50 per share and a weighted average exercise price of $0.16 per share.

               SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA

     The following table summarizes the consolidated statement of operations and consolidated balance sheet data for our business. The historical results presented below are not necessarily indicative of the results to be expected for any future period. For a more detailed explanation of this financial data, see "Selected Consolidated Financial and Operating Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and the notes thereto appearing elsewhere in this prospectus.

     The unaudited pro forma consolidated balance sheet data give effect to the automatic conversion of all of our preferred stock into common stock upon completion of this offering.

     The unaudited pro forma consolidated balance sheet data, as adjusted, give further effect to the sale of 3,600,000 shares of common stock in this offering at an assumed initial public offering price of $14.00 per share, after deducting underwriting discounts and our estimated offering expenses and the application of a portion of the net proceeds to repay outstanding indebtedness under our credit agreement and our 12% senior subordinated notes.

                                           YEAR ENDED DECEMBER 31,          SIX MONTHS ENDED JUNE 30,
                                    -------------------------------------   -------------------------
                                       1998         1999         2000          2000          2001
                                    ----------   ----------   -----------   -----------   -----------
                                                                                   (UNAUDITED)
                                            (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS DATA:
Net patient service revenue.......  $   27,239   $   46,460   $    85,271   $    37,412   $    57,021
Operating expenses:
  Direct hospice care.............      16,389       24,014        44,965        19,487        27,818
  General and administrative
     (exclusive of $1.1 million in
     fiscal 2000 and $0.2 million
     and $0.6 million for the six
     months ended June 30, 2000
     and 2001, respectively,
     reported separately as
     stock-based compensation
     charges).....................      14,675       18,878        28,421        13,234        18,655
  Stock-based compensation
     charges......................          --           --         1,113           199           565
  Provision for uncollectible
     accounts.....................       1,203        2,031         2,708         1,269         1,126
  Depreciation and amortization...         574        1,563         1,656           808         1,063
                                    ----------   ----------   -----------   -----------   -----------
Total operating expenses..........      32,841       46,486        78,863        34,997        49,227
                                    ----------   ----------   -----------   -----------   -----------
Income (loss) from operations.....      (5,602)         (26)        6,408         2,415         7,794
Other income (expense):
  Interest income.................         165           35            32            14            16
  Interest expense................      (1,086)      (2,209)       (2,931)       (1,425)       (1,489)
                                    ----------   ----------   -----------   -----------   -----------
                                          (921)      (2,174)       (2,899)       (1,411)       (1,473)
                                    ----------   ----------   -----------   -----------   -----------
Income (loss) before provision for
  income taxes....................      (6,523)      (2,200)        3,509         1,004         6,321
Provision for income taxes........          --           --           417           105         1,379
                                    ----------   ----------   -----------   -----------   -----------
Net income (loss).................      (6,523)      (2,200)        3,092           899         4,942
Preferred stock dividends.........       1,122        1,320         1,302           644           658
                                    ----------   ----------   -----------   -----------   -----------
Net income (loss) applicable to
  common stockholders.............  $   (7,645)  $   (3,520)  $     1,790   $       255   $     4,284
                                    ==========   ==========   ===========   ===========   ===========
Net income (loss) per common
  share:
  Basic...........................  $    (4.13)  $    (1.81)  $      0.92   $      0.13   $      2.14
  Diluted.........................  $    (4.13)  $    (1.81)  $      0.26   $      0.08   $      0.41
Weighted average shares
  outstanding:
  Basic...........................   1,852,933    1,943,197     1,946,622     1,945,964     2,003,362
  Diluted.........................   1,852,933    1,943,197    11,820,233    11,700,028    11,929,257

                                                   (continued on following page)

                                                                             SIX MONTHS ENDED
                                              YEAR ENDED DECEMBER 31,            JUNE 30,
                                           ------------------------------   -------------------
                                             1998       1999       2000       2000       2001
                                           --------   --------   --------   --------   --------
                                                                                (UNAUDITED)
                                                          (DOLLARS IN THOUSANDS)
OPERATING DATA:
Number of hospice locations(1)...........        24         30         32         30         35
Admissions(2)............................     5,145      8,303     12,965      5,942      7,722
Days of care(3)..........................   237,589    422,577    737,088    320,062    494,333
Average daily census(4)..................       651      1,158      2,014      1,759      2,731
Adjusted EBITDA(5).......................  $ (5,029)  $  1,537   $  9,177   $  3,422   $  9,421
Adjusted EBITDA as a % of net patient
  service revenue(5).....................     (18.5)%      3.3%      10.8%       9.1%      16.5%
Cash flows provided by (used in)
  operating activities...................  $(11,054)  $ (1,588)  $  3,520   $ (2,061)  $  5,666
Cash flows used in investing
  activities.............................  $ (5,880)  $ (5,340)  $ (1,503)  $   (295)  $ (6,369)
Cash flows provided by (used in)
  financing activities...................  $ 14,917   $  6,702   $ (2,294)  $  2,296   $  1,057

                                                                      AS OF JUNE 30, 2001
                                                              -----------------------------------
                                                                                       PRO FORMA
                                                              ACTUAL     PRO FORMA    AS ADJUSTED
                                                              -------   -----------   -----------
                                                                        (UNAUDITED)
                                                                    (DOLLARS IN THOUSANDS)
BALANCE SHEET DATA:
Working capital (deficit)...................................  $(3,572)    $(3,572)      $22,525
Total assets................................................   49,865      49,865        75,962
Total long-term debt, including current portion.............   23,240      23,240         3,915
Total convertible redeemable preferred stock................   21,820          --            --
Stockholders' equity (deficit)..............................   (8,888)     12,932        57,882

------------------------------

(1) Number of hospice locations at end of period. We acquired our 36th location in Beaumont, Texas on July 1, 2001, began development of our 37th location in Norfolk, Virginia in July, 2001 and acquired our 38th location in San Bernardino, California on September 1, 2001.

(2) Represents the total number of patients admitted into our hospice program during the period.

(3) Represents the total days of care provided to our patients during the period.

(4) Represents the average number of patients for whom we provided hospice care each day during the period and is computed by dividing days of care by the number of days during the period.

(5) Adjusted EBITDA consists of income (loss) before interest, income taxes, depreciation and amortization, and excludes stock-based compensation charges. We present adjusted EBITDA to enhance the understanding of our operating results. Adjusted EBITDA is not a measure of financial performance under generally accepted accounting principles. Items excluded from adjusted EBITDA are significant components in understanding and assessing financial performance. Adjusted EBITDA is a key measure used by us to evaluate our operations and provides useful information to investors. Adjusted EBITDA should not be considered in isolation or as an alternative to net income, cash flows generated by operations, investing or financing activities, or other financial statement data presented in the consolidated financial statements as indicators of financial performance or liquidity. Because adjusted EBITDA is not a measurement determined in accordance with generally accepted accounting principles and is thus susceptible to varying calculations, adjusted EBITDA as presented may not be comparable to other similarly titled measures of performance of other companies.

                                  RISK FACTORS

     An investment in our common stock will be subject to the significant risks inherent in our business. You should consider carefully the risks and uncertainties described below and the other information included in this prospectus before you decide to purchase any shares of our common stock. If any of the events described below occurs, our business could be adversely affected in a material way. This could cause the trading price of our common stock to decline, perhaps significantly.

WE ARE HIGHLY DEPENDENT ON PAYMENTS FROM MEDICARE AND MEDICAID. IF THERE ARE CHANGES IN THE RATES OR METHODS GOVERNING THESE PAYMENTS FOR OUR SERVICES, OUR NET PATIENT SERVICE REVENUE AND PROFITS COULD MATERIALLY DECLINE.

     We are highly dependent on payments from Medicare and Medicaid. Approximately 92.8%, 94.1%, 95.6% and 96.8% of our net patient service revenue for the years ended December 31, 1998, 1999 and 2000, and for the six months ended June 30, 2001, respectively, consisted of payments from the Medicare and Medicaid programs. Because we generally receive fixed payments for our hospice care services based on the level of care provided to our hospice patients, we are at risk for the cost of services provided to our hospice patients. Reductions in amounts paid by government programs for our services or changes in methods or regulations governing payments could cause our net patient service revenue and profits to materially decline.

WE OPERATE IN AN INDUSTRY THAT IS SUBJECT TO EXTENSIVE FEDERAL, STATE AND LOCAL REGULATION, AND CHANGES IN LAW AND REGULATORY INTERPRETATIONS COULD REDUCE OUR NET PATIENT SERVICE REVENUE AND PROFITABILITY.

     The healthcare industry is subject to extensive federal, state and local laws, rules and regulations relating to, among others:

     - payment for services;

     - conduct of operations, including fraud and abuse, anti-kickback prohibitions, physician self-referral prohibitions and false claims; and

     - facility and professional licensure, including certificates of need, surveys, certification and recertification requirements, and corporate practice of medicine prohibitions.

     In recent years, Congress and some state legislatures have introduced an increasing number of proposals to make significant changes in the healthcare system. Changes in law and regulatory interpretations could reduce our net patient service revenue and profitability.

     Recently, there have been heightened coordinated civil and criminal enforcement efforts by both federal and state government agencies relating to the healthcare industry. There has also been an increase in the filing of actions by private individuals on behalf of the federal government against healthcare companies alleging the filing of false or fraudulent Medicare or Medicaid claims. This heightened enforcement activity increases our potential exposure to damaging lawsuits, investigations and other enforcement actions. Any such action could distract our management and adversely affect our business reputation and profitability.

     In the future, different interpretations or enforcement of laws, rules and regulations governing the healthcare industry could subject our current business practices to allegations of impropriety or illegality or could require us to make changes in our facilities, equipment, personnel, services and capital expenditure programs, increase our operating expenses and distract our management. If we fail to comply with these extensive laws and government regulations, we could become ineligible to receive government program payments, suffer civil and criminal penalties or be required to make significant changes to our operations. In addition, we could be forced to expend considerable resources responding to an investigation or other enforcement action under these laws or regulations. For a more detailed discussion of the regulatory environment in which we operate, see "Business -- Government Regulation."

OUR GROWTH STRATEGY TO ACQUIRE OTHER HOSPICES MAY NOT BE SUCCESSFUL AND THE INTEGRATION OF FUTURE ACQUISITIONS MAY BE DIFFICULT AND DISRUPTIVE TO OUR ONGOING BUSINESS.

     A significant element of our growth strategy is expansion through the acquisition of other hospices. We cannot assure you that our acquisition strategy will be successful. The success of our acquisition strategy is dependent upon a number of factors, including:

     - our ability to identify suitable acquisition candidates and negotiate favorable acquisition terms, including purchase price;

     - the availability of financing on terms favorable to us, or at all;

     - our ability to integrate effectively the systems and operations of acquired hospices;

     - our ability to retain key personnel of acquired hospices; and

     - our ability to obtain required regulatory approvals.

     Acquisitions involve a number of other risks, including diversion of management's attention from other business concerns and the assumption of known or unknown liabilities of acquired hospices, including liabilities for failure to comply with healthcare laws and regulations. The integration of acquired hospices may place significant strains on our current operating and financial systems and controls. We may not successfully overcome these risks or any other problems encountered in connection with our acquisition strategy.

     An estimated 63% of hospices in the United States are not-for-profit programs. Accordingly, it is likely that a substantial number of acquisition opportunities will involve hospices operated by not-for-profit entities. In recent years, several states have increased review and oversight of transactions involving the sale of healthcare facilities by not-for-profit entities. Although the level of interest varies from state to state, the current trend is to provide for increased governmental review, and in some cases approval, of transactions in which a not-for-profit entity sells a healthcare facility or business. This increased scrutiny may increase the difficulty in completing or prevent the completion of acquisitions in some states in the future.

OUR GROWTH STRATEGY TO DEVELOP NEW HOSPICE LOCATIONS IN NEW AND EXISTING MARKETS MAY NOT BE SUCCESSFUL, WHICH COULD ADVERSELY IMPACT OUR GROWTH AND PROFITABILITY.

     In addition to acquiring existing hospices, a significant element of our growth strategy is expansion of our business by developing new hospice locations in new and existing markets. This aspect of our growth strategy may not be successful, which could adversely impact our growth and profitability. We cannot assure you that we will be able to:

     - identify markets that meet our selection criteria for new hospice locations;

     - hire and retain a qualified management team to operate each of our new hospice locations;

     - manage a large and geographically diverse group of hospice locations;

     - become Medicare and Medicaid certified in new markets;

     - generate sufficient hospice admissions in new markets to operate profitably in these new markets; or

     - compete effectively with existing hospices in new markets.

OUR LOSS OF KEY MANAGEMENT PERSONNEL OR OUR INABILITY TO HIRE AND RETAIN SKILLED EMPLOYEES COULD ADVERSELY AFFECT OUR BUSINESS AND OUR ABILITY TO INCREASE PATIENT REFERRALS.

     Our future success depends, in significant part, upon the continued service of our senior management personnel, particularly Richard R. Burnham, our Chairman, President and Chief Executive Officer, and David C. Gasmire, our Executive Vice President and Chief Operating Officer. The loss of the services of one or more of our key senior management personnel or our inability to hire and retain new skilled employees could adversely affect our future operating results. In addition, the loss of key marketing representatives could negatively impact our ability to maintain or increase patient referrals, a key aspect of our growth strategy.

     Competition for skilled employees is intense, and the process of locating and recruiting skilled employees with the combination of qualifications and attributes required to care effectively for terminally ill patients and their families can be difficult and lengthy. We cannot assure you that we will be successful in attracting, retaining or training highly skilled nursing, management, marketing, operations, admissions and other personnel. Our business could be disrupted and our growth and profitability negatively impacted if we are unable to attract and retain skilled employees.

A NATIONWIDE SHORTAGE OF QUALIFIED NURSES COULD ADVERSELY AFFECT OUR PROFITABILITY AND OUR ABILITY TO GROW AND CONTINUE TO PROVIDE QUALITY, RESPONSIVE HOSPICE SERVICES TO OUR PATIENTS AS NURSING WAGES AND BENEFITS INCREASE.


     We currently employ approximately 575 nurses. We depend on qualified nurses to provide quality, responsive hospice services to our patients. There is currently a nationwide shortage of qualified nurses that is being felt in some of the markets where we provide hospice services, primarily the California markets we serve. In response to the shortage of qualified nurses in these markets, we have increased and are likely to continue to increase our wages and benefits to recruit and retain nurses or to engage contract nurses until we hire permanent staff nurses. Our inability to attract and retain qualified nurses could adversely affect our ability to provide quality, responsive hospice services to our patients and our ability to increase patient census in those markets. In addition, because we operate in a fixed reimbursement environment, increases in the wages and benefits that we must provide to attract and retain qualified nurses or an increase in our reliance on contract nurses could negatively impact our profitability.


IF ANY OF OUR HOSPICE LOCATIONS FAILS TO COMPLY WITH THE MEDICARE CONDITIONS OF PARTICIPATION, THAT HOSPICE LOCATION COULD BE TERMINATED FROM THE MEDICARE HOSPICE PROGRAM, THEREBY ADVERSELY AFFECTING OUR NET PATIENT SERVICE REVENUE AND PROFITABILITY.

     Each of our hospice locations must comply with the extensive conditions of participation of the Medicare hospice program. If any of our hospice locations fails to meet any of the Medicare conditions of participation, that hospice location may receive a notice of deficiency from the applicable state surveyor. If that hospice location then fails to institute a plan of correction and correct the deficiency within the correction period provided by the state surveyor, that hospice location could be terminated from the Medicare program. For example, under the Medicare hospice program, each of our hospice locations must demonstrate that volunteers provide administrative and direct patient care services in an amount equal to at least five percent of the total patient care hours provided by our employees and contract staff at the hospice location. If we are unable to attract a sufficient number of volunteers at one of our hospice locations to meet this requirement, that location could be terminated from the Medicare hospice program if the location fails to address the deficiency within the applicable correction period. Any termination of one or more of our hospice locations from the Medicare hospice program for failure to satisfy the volunteer or other conditions of participation could adversely affect our net patient service revenue and profitability.

IF WE ARE UNABLE TO MAINTAIN RELATIONSHIPS WITH EXISTING PATIENT REFERRAL SOURCES OR TO ESTABLISH NEW REFERRAL SOURCES, OUR GROWTH AND PROFITABILITY COULD BE ADVERSELY AFFECTED.

     Our success is heavily dependent on referrals from physicians, nursing homes, assisted living facilities, adult care centers, hospitals, managed care companies, insurance companies and other patient referral sources in the communities that our hospice locations serve, as well as on our ability to maintain good relations with these referral sources. Our referral sources are not contractually obligated to refer hospice patients to us and may refer their patients to other hospice care providers, or not at all. Our growth and profitability depend significantly on our ability to establish and maintain close working relationships with these patient referral sources and to increase awareness and acceptance of hospice care by our referral sources and their patients. We cannot assure you that we will be able to maintain our existing referral source relationships or that we will be able to develop and maintain new relationships in existing or new markets. Our loss of existing relationships or our failure to develop new relationships could adversely affect our ability to expand our operations and operate profitably. Moreover, we cannot assure you that awareness or acceptance of hospice care will increase.

MANY STATES HAVE CERTIFICATE OF NEED LAWS OR OTHER REGULATORY PROVISIONS THAT MAY ADVERSELY IMPACT OUR ABILITY TO EXPAND INTO NEW MARKETS AND THEREBY LIMIT OUR ABILITY TO GROW AND TO INCREASE OUR NET PATIENT SERVICE REVENUE.

     Many states have enacted certificate of need laws that require prior state approval to open new healthcare facilities or expand services at existing facilities. Currently, the states of Arkansas, Florida, Hawaii, Kentucky, Maryland, New York, North Carolina, Rhode Island, Tennessee, Vermont, Washington and West Virginia have certificate of need laws that apply to hospices. Of these states, we currently only operate in Arkansas and Tennessee. Florida and New York have additional barriers to entry. Florida places restrictions on the ability of for-profit corporations to own and operate hospices, and New York places restrictions on the corporate ownership of hospices. Accordingly, our ability to operate in Florida and New York is restricted. These laws could affect our ability to expand into new markets and to expand our services and facilities in existing markets.

WE MAY NOT BE ABLE TO COMPETE SUCCESSFULLY AGAINST OTHER HOSPICE PROVIDERS, AND COMPETITIVE PRESSURES MAY LIMIT OUR ABILITY TO MAINTAIN OR INCREASE OUR MARKET POSITION AND ADVERSELY AFFECT OUR PROFITABILITY.

     Hospice care in the United States is competitive. In many areas in which our hospices are located, we compete with a large number of organizations, including:

     - community-based hospice providers;

     - national and regional companies;

     - hospital-based hospice and palliative care programs;

     - nursing homes; and

     - home health agencies.

     Some of our current and potential competitors have or may obtain significantly greater financial and marketing resources than us. Various healthcare companies have diversified into the hospice market. For example, a few large healthcare providers, including Beverly Enterprises, Inc. and Manor Care, Inc., have entered the hospice business directly or through affiliates. Relatively few barriers to entry exist in our local markets. Accordingly, other companies, including hospitals and other healthcare organizations that are not currently providing hospice care, may expand their services to include hospice care. We may encounter increased competition in the future that could negatively impact patient referrals to us, limit our ability to maintain or increase our market position and adversely affect our profitability.

IF OUR COSTS WERE TO INCREASE MORE RAPIDLY THAN THE FIXED PAYMENT ADJUSTMENTS WE RECEIVE FOR OUR HOSPICE SERVICES FROM MEDICARE AND MEDICAID, OUR PROFITABILITY COULD BE NEGATIVELY IMPACTED.

     We generally receive fixed payments for our hospice services based on the level of care that we provide to patients and their families. Accordingly, our profitability is largely dependent on our ability to manage costs of providing hospice services. Medicare and Medicaid currently provide for an annual adjustment of the various hospice payment rates based on the increase or decrease of the medical care expenditure category of the Consumer Price Index; however, the increases have historically been less than actual inflation. If this adjustment were eliminated or reduced, or if our costs of providing hospice services, over one-half of which consist of labor costs, increased more than the annual adjustment, our profitability could be negatively impacted. In addition, cost pressures resulting from shorter patient lengths of stay and the use of more expensive forms of palliative care, including drugs and drug delivery systems, could negatively impact our profitability.

NEW FEDERAL AND STATE LEGISLATIVE AND REGULATORY INITIATIVES RELATING TO PATIENT PRIVACY COULD REQUIRE US TO EXPEND SUBSTANTIAL SUMS ON ACQUIRING AND IMPLEMENTING NEW INFORMATION SYSTEMS, WHICH COULD NEGATIVELY IMPACT OUR PROFITABILITY.

     There are currently numerous legislative and regulatory initiatives at both the state and federal levels that address patient privacy concerns. In particular, the Health Insurance Portability and Accountability Act of 1996 contains provisions that may require us to implement expensive new computer systems and business procedures designed to protect the privacy of each of our hospice patient's individual health information. The Department of Health and Human Services published final regulations addressing patient privacy on December 28, 2000. We must comply with the requirements of the privacy regulations by April 14, 2003. Final regulations addressing the security of patient health information have not been issued. Because of the recent issuance of the privacy regulations and the proposed nature of the security regulations, we have not fully evaluated and cannot fully predict the total financial or other impact of these regulations on us. Compliance with these rules could require us to spend substantial sums, which could negatively impact our profitability.

OUR NET PATIENT SERVICE REVENUE AND PROFITABILITY MAY BE CONSTRAINED BY COST CONTAINMENT INITIATIVES UNDERTAKEN BY INSURERS AND MANAGED CARE COMPANIES.

     Initiatives undertaken by insurers and managed care companies to contain healthcare costs affect the profitability of our hospices. We have a number of contractual arrangements with insurers and managed care companies for providing hospice care for a fixed fee. These payors attempt to control healthcare costs by contracting with hospices and other healthcare providers to obtain services on a discounted basis. We believe that this trend may continue and may limit payments for healthcare services, including hospice services. In addition, future changes in Medicare related to Medicare HMO programs could result in managed care companies becoming financially responsible for providing hospice care. If such changes were to occur, managed care companies could be responsible for payments to us out of their Medicare payments, and a greater percentage of our net patient service revenue could come from managed care companies. As managed care companies attempt to control hospice-related costs, they could reduce payments to us for hospice services. These developments could negatively impact our net patient service revenue and profitability.

WE HAVE A LIMITED HISTORY OF PROFITABILITY AND MAY INCUR SUBSTANTIAL NET LOSSES IN THE FUTURE.

     We began operations in January 1996. For the years ended December 31, 1996, 1997, 1998 and 1999, we reported net losses of $1.6 million, $4.1 million, $6.5 million and $2.2 million, respectively. Although we reported net income of $3.1 million and $4.9 million for the year ended December 31, 2000 and the six months ended June 30, 2001, respectively, we had an accumulated deficit of $13.7 million and $8.9 million at December 31, 2000 and June 30, 2001, respectively. We cannot assure you that we will operate profitably in the future. In addition, we may experience significant quarter-to-quarter variations in operating results. We are pursuing a growth strategy focused on acquisitions of hospices and development of new hospice locations. Our growth strategy may involve, among other things, significant cash expenditures, debt incurrence, additional operating losses and expenses that could negatively impact our profitability on a quarterly and an annual basis. Our net patient service revenue could be adversely impacted by a number of factors, in particular, reductions in Medicare payment rates and patient lengths of stay, which may not be within our control.

A SIGNIFICANT REDUCTION IN THE CARRYING VALUE OF OUR GOODWILL COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR PROFITABILITY.

     A substantial portion of our total assets consist of intangible assets, primarily goodwill. Goodwill, net of accumulated amortization, accounted for approximately 45.7% of our total assets as of June 30, 2001.

Any event which results in the significant impairment of our goodwill, such as closure of a hospice location or sustained operating losses, could have a material adverse effect on our profitability.

PROFESSIONAL AND GENERAL LIABILITY CLAIMS MAY HAVE AN ADVERSE EFFECT ON US EITHER BECAUSE OUR INSURANCE COVERAGE MAY BE INADEQUATE TO COVER THE LOSSES OR BECAUSE CLAIMS AGAINST US, REGARDLESS OF MERIT OR EVENTUAL OUTCOME, MAY ADVERSELY AFFECT OUR REPUTATION, OUR ABILITY TO OBTAIN PATIENT REFERRALS OR OUR ABILITY TO EXPAND OUR BUSINESS.

     In recent years, participants in the healthcare industry have become subject to an increasing number of lawsuits, including allegations of medical malpractice. Many of these lawsuits involve large claims and substantial defense costs. From time to time, we are subject to these types of lawsuits. While we maintain professional and general liability insurance, some risks and liabilities, including claims for punitive damages, are not covered by insurance. In addition, we cannot assure you that our coverage will be adequate to cover potential losses. While we have been able to obtain liability insurance in the past, insurance can be expensive and may not be available in the future on terms acceptable to us, or at all. Claims, regardless of their merit or eventual outcome, may also adversely affect our reputation, our ability to obtain patient referrals or our ability to expand our business, as well as divert management resources from the operation of our business.

WE MAY NEED ADDITIONAL CAPITAL TO FUND OUR OPERATIONS AND FINANCE OUR GROWTH, AND WE MAY NOT BE ABLE TO OBTAIN IT ON TERMS ACCEPTABLE TO US, OR AT ALL.

     We expect that the proceeds from this offering, together with our existing funds, cash flows from operations and borrowings under our credit agreement, will be sufficient to fund our working capital needs, anticipated acquisition and hospice development plans, debt service requirements and other anticipated capital requirements for at least 12 months following completion of this offering. If this offering is not completed, we believe that our existing funds, our cash flows from operations and borrowings under our credit agreement would be sufficient to fund our operations, debt service requirements and anticipated capital requirements for at least the next 12 months, although this would limit our ability to expand our business through acquisitions and the development of new hospice locations. Whether or not this offering is completed, continued expansion of our business through acquisitions and the development of new hospice locations may require additional capital, in particular if we were to accelerate our acquisition and hospice development plans. In the past, we have relied on funds raised through private issuances of debt and equity and also through bank financing and cash flows from operations to support our growth. In the future, required financing may not be available or may be available only on terms that are not favorable to us. If we are unable to raise additional funds, we may have to delay or abandon some or all of our growth strategies. Further, if additional funds are raised through the issuance of additional equity securities, the percentage ownership of our stockholders would be diluted. Any new equity securities may have rights, preferences or privileges senior to those of our common stock.

IF THE OWNERSHIP OF OUR COMMON STOCK CONTINUES TO BE HIGHLY CONCENTRATED, IT MAY PREVENT YOU AND OTHER STOCKHOLDERS FROM INFLUENCING SIGNIFICANT CORPORATE DECISIONS AND MAY RESULT IN CONFLICTS OF INTEREST.


     Following the completion of this offering, entities affiliated with Capital Resource Partners, Highland Capital Partners, Oak Investment Partners, Three Arch Partners and Weiss Peck & Greer and our officers and directors will beneficially own approximately 73.1% of the outstanding shares of our common stock. As a result, these stockholders, acting together, will be able to control fundamental corporate transactions, including:


     - the election of directors;

     - mergers, consolidations or acquisitions;

     - the sale of all or substantially all of our assets;

     - the amendment of our charter; and

     - our dissolution.

     This concentration of ownership may delay, deter or prevent acts that would result in a change of control favored by our other stockholders. As a result, the market price of our common stock could decline or stockholders might not receive a change of control premium over the then-current market price of our common stock. The interests of our existing stockholders may conflict with the interests of our other stockholders.

PROVISIONS IN OUR CHARTER DOCUMENTS, UNDER DELAWARE LAW AND IN OUR STOCKHOLDER RIGHTS PLAN COULD DISCOURAGE A TAKEOVER THAT STOCKHOLDERS MAY CONSIDER FAVORABLE.

     Our certificate of incorporation and bylaws may discourage, delay or prevent a merger or acquisition that a stockholder may consider favorable because they:

     - authorize the issuance by the board of directors of preferred stock without the requirement of stockholder approval, which could make it more difficult for a third party to acquire a majority of our outstanding voting stock;

     - provide for a classified board of directors with staggered, three-year terms;

     - prohibit cumulative voting in the election of directors;

     - prohibit our stockholders from acting by written consent;

     - limit the persons who may call special meetings of stockholders;

     - prohibit our stockholders from amending our bylaws unless the amendment is approved by the holders of at least 80% of our shares of common stock; and

     - establish advance notice requirements for nominations for election to the board of directors or for proposing matters to be approved by stockholders at stockholder meetings.

     In addition, our certificate of incorporation prohibits the amendment by our stockholders of many provisions of our certificate of incorporation unless the amendment is approved by the holders of at least 80% of our shares of common stock.

     Delaware law may also discourage, delay or prevent someone from acquiring or merging with us. Under Delaware law, a corporation may not engage in a business combination with any holder of 15% or more of its capital stock until the holder has held the stock for three years unless, among other possibilities, the board of directors approves the transaction. Our board of directors could use this provision to prevent or delay takeovers.

     In addition, purchase rights distributed under our stockholder rights plan will cause substantial dilution to any person or group that attempts to acquire us without conditioning the offer on our redemption of the rights.

     These provisions could discourage potential acquisition proposals and could delay or prevent a change of control transaction. As a result, they may limit the price investors may be willing to pay for our stock in the future.

OUR STOCK PRICE MAY FLUCTUATE AFTER THIS OFFERING. AS A RESULT, INVESTORS IN OUR COMMON STOCK MAY NOT BE ABLE TO RESELL THEIR SHARES AT OR ABOVE THE INITIAL PUBLIC OFFERING PRICE.

     Prior to this offering, there has been no public market for shares of our common stock. An active market may not develop following completion of this offering or, if developed, may not be maintained. We will negotiate the initial public offering price with the underwriters. The initial public offering price may not be indicative of the price at which our common stock will trade following completion of this offering.

The market price of our common stock may also be influenced by many factors, some of which are beyond our control, including:

     - the failure of securities analysts to cover our common stock after this offering or changes in financial estimates by analysts;

     - announcements by us or our competitors of significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;

     - variations in quarterly operating results;

     - changes or proposed changes in healthcare laws or regulations or enforcement of these laws and regulations, or announcements relating to these matters;

     - hospice industry trends, such as variations in patient length of stay;

     - future sales of our common stock; and

     - investor perceptions of us and the healthcare industry.

     Our status as a for-profit, publicly-held company engaged in the hospice business could result in unfavorable public comments or reactions which, in turn, could affect the views of government officials, investors or others in ways that might adversely affect our business and the market price of our common stock.

     As a result of these factors, investors in our common stock may not be able to resell their shares at or above the initial offering price. In addition, the stock market in general, and the Nasdaq National Market in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of healthcare provider companies. These broad market and industry factors may materially reduce the market price of our common stock, regardless of our operating performance.

FUTURE SALES OF OUR COMMON STOCK MAY DEPRESS OUR STOCK PRICE.

     Sales of a substantial number of shares of common stock in the public market following this offering, or the perception that these sales could occur, could substantially decrease the market price of our common stock. All the shares sold in this offering will be freely tradable, other than those shares sold in this offering to any of our affiliates. Substantially all of the remaining shares of our common stock are available for resale in the public market, subject to the restrictions on sale or transfer during the 180-day lockup period after the date of this prospectus that is described in "Underwriting -- No Sales of Similar Securities." In addition, the holders of shares of common stock that will be issued upon conversion of the outstanding shares of our preferred stock upon completion of this offering and other holders of our common stock or warrants to purchase our common stock have the right to require us to register their shares for resale after six months after the date of this prospectus. As restrictions on resale end or upon registration of any of these shares for resale, the market price of our common stock could drop significantly if the holders of these shares sell them or are perceived by the market as intending to sell them.

INVESTORS IN THIS OFFERING WILL EXPERIENCE IMMEDIATE AND SUBSTANTIAL DILUTION.

     The initial public offering price is substantially higher than the pro forma net tangible book value per share of our common stock. Purchasers of common stock in this offering will experience immediate and substantial dilution in the pro forma net tangible book value of their stock of $11.41 per share, assuming an initial public offering price for our common stock of $14.00 per share. In the past, we issued options and warrants to acquire common stock at prices significantly below the initial public offering price. To the extent that these outstanding options and warrants are exercised, there will be further dilution to investors.

MANAGEMENT MAY INVEST OR SPEND THE PROCEEDS OF THIS OFFERING IN WAYS WITH WHICH YOU MAY NOT AGREE AND IN WAYS THAT MAY NOT YIELD A RETURN.

     Management will retain broad discretion over the use of the proceeds from this offering. Stockholders may not deem the uses desirable, and our use of the proceeds may not yield a significant return or any return at all. Management intends to use the proceeds from this offering for repayment of indebtedness, to finance potential acquisitions and the development of new hospice locations, and for other general corporate purposes. There are a number of factors that will influence our use of the net proceeds from this offering, and these uses may vary substantially from our current plans.

                           FORWARD-LOOKING STATEMENTS

     This prospectus includes forward-looking statements. All statements other than statements of historical facts contained in this prospectus, including statements regarding our future financial position, business strategy and plans and objectives of management for future operations, are forward-looking statements. The words "believe," "may," "will," "estimate," "continue," "anticipate," "intend," "expect" and similar expressions, as they relate to us, are intended to identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions described in "Risk Factors," including, among other things:

     - reductions in amounts paid to us by the Medicare and Medicaid programs;

     - changes in healthcare regulation and payment methods;

     - our ability to identify suitable hospices to acquire on favorable terms;

     - our ability to integrate effectively the operations of acquired hospices;

     - our ability to develop new hospice locations in new markets or markets that we currently serve;

     - our ability to attract and retain key personnel and skilled employees;
       and

     - our dependence on patient referrals.

     In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this prospectus may not occur and actual results could differ materially from those anticipated or implied in the forward-looking statements.

                                USE OF PROCEEDS

     We expect to receive approximately $45.4 million in net proceeds from the sale of 3,600,000 shares of common stock in this offering at an assumed initial public offering price of $14.00 per share, after deducting underwriting discounts and estimated offering expenses, which we expect to total approximately $5.0 million.


     We intend to use a portion of the net proceeds of this offering to repay in full outstanding indebtedness under our credit agreement with Heller Healthcare Finance, Inc., including accrued and unpaid interest. Our credit agreement provides us with a $20.0 million revolving line of credit bearing interest at fluctuating rates equal to 1.0% above the prime rate of interest designated by Citibank, with a floor of 10% per annum, and with a maturity date of October 2, 2003. As of September 30, 2001, outstanding borrowings under our credit agreement were $5.5 million, plus accrued and unpaid interest of $0.1 million, and the interest rate was 10%. A portion of the outstanding indebtedness under our credit agreement was used to finance hospice acquisitions. We also intend to use a portion of the net proceeds of this offering to repay in full our 12% senior subordinated notes due March 31, 2005, including accrued and unpaid interest. As of September 30, 2001, $10.5 million in aggregate principal amount of the notes was outstanding, with no accrued and unpaid interest outstanding. $10.4 million in principal amount of the notes outstanding as of September 30, 2001 was payable to Capital Resource Lenders III, L.P., one of our 5% stockholders. We expect to use the balance of the net proceeds to finance potential acquisitions of hospices and the development of new hospice locations and also for general corporate purposes.


     Depending on future events, we may determine at a later time to use our net proceeds for different purposes. Pending these uses, we intend to invest the net proceeds in short-term, interest-bearing, investment-grade instruments.

                                DIVIDEND POLICY

     We have not declared or paid any dividends on our common stock, and we do not anticipate declaring or paying any dividends on our common stock in the foreseeable future. We currently intend to retain all future earnings to fund the development and growth of our business. The payment of any future dividends will be at the discretion of our board of directors and will depend on:

     - any applicable contractual restrictions limiting our ability to pay dividends;

     - our earnings;

     - our financial condition;

     - our ability to fund our capital requirements; and

     - other factors our board deems relevant.

     Our credit agreement restricts the amount of dividends and other distributions that we may pay or that our subsidiaries may pay to us upon our lender's notice to us of an event of default under our credit agreement. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

                                 CAPITALIZATION

     The following table sets forth our capitalization as of June 30, 2001:

     - on an actual basis;

     - on a pro forma basis giving effect to the automatic conversion of 16,175,228 shares of outstanding preferred stock into 8,087,610 shares of common stock upon the completion of this offering. Accumulated and unpaid dividends on our outstanding preferred stock will be canceled upon the conversion of these shares. As a result, accrued dividends of $5.3 million are reflected as an adjustment to the accumulated deficit; and

     - on a pro forma basis as adjusted to give effect to the sale of 3,600,000 shares of common stock in this offering at an assumed initial public offering price of $14.00 per share, after deducting the estimated underwriting discounts and our estimated offering expenses, and the application of a portion of the net proceeds to repay all outstanding indebtedness under our credit agreement and our 12% senior subordinated notes.

     You should read this table together with "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and the notes thereto appearing elsewhere in this prospectus.

                                                                     AS OF JUNE 30, 2001
                                                              ----------------------------------
                                                                                      PRO FORMA
                                                               ACTUAL    PRO FORMA   AS ADJUSTED
                                                              --------   ---------   -----------
                                                                    (DOLLARS IN THOUSANDS)
Debt:
  Credit agreement..........................................  $  8,679    $ 8,679      $    --
  12% senior subordinated notes due 2005(1).................    10,646     10,646           --
  Other long-term debt......................................     3,915      3,915        3,915
                                                              --------    -------      -------
     Total debt.............................................    23,240     23,240        3,915
                                                              --------    -------      -------
Convertible redeemable preferred stock(2):
  Series A convertible redeemable preferred stock...........     4,826         --           --
  Series B convertible redeemable preferred stock...........    10,799         --           --
  Series C convertible redeemable preferred stock...........     6,195         --           --
                                                              --------    -------      -------
     Total convertible redeemable preferred stock...........    21,820         --           --
                                                              --------    -------      -------
Stockholders' equity (deficit):
  Common stock $0.001 par value:
     24,112,741 shares authorized, 2,010,572 shares issued
       and outstanding actual; 75,000,000 shares authorized,
       10,098,182 shares issued and outstanding pro forma;
       75,000,000 shares authorized, 13,698,182 shares
       issued and outstanding pro forma as adjusted.........         2         10           14
  Additional paid-in capital................................     4,821     21,563       66,981
  Deferred compensation.....................................    (1,755)    (1,755)      (1,755)
  Accumulated deficit.......................................   (11,956)    (6,886)      (7,358)
                                                              --------    -------      -------
     Total stockholders' equity (deficit)...................    (8,888)    12,932       57,882
                                                              --------    -------      -------
     Total capitalization...................................  $ 36,172    $36,172      $61,797
                                                              ========    =======      =======

------------------------------

(1) Amount is net of unamortized discount of $604,000. The unamortized discount, net of tax, will be reported as an extraordinary loss in the period in which the notes are repaid. Pro forma as adjusted accumulated deficit has been adjusted to reflect this extraordinary loss.

(2) 16,386,221 shares of our preferred stock, par value $0.001, are authorized, of which 7,009,091, 6,519,993 and 2,857,137 are designated as Series A convertible redeemable preferred stock, Series B convertible redeemable preferred stock and Series C convertible redeemable preferred stock, respectively. 16,175,228 shares are issued and outstanding, of which 6,918,091, 6,400,000 and 2,857,137 are Series A convertible redeemable preferred stock, Series B convertible redeemable preferred stock and Series C convertible redeemable preferred stock, respectively. Upon completion of this offering, 50,000,000 shares of preferred stock will be authorized, and no shares will be issued or outstanding.

                                    DILUTION

     If you invest in our common stock, your interest will be diluted to the extent of the difference between the public offering price per share of our common stock and the pro forma net tangible book value per share of our common stock after this offering.

     Net tangible book value per share represents the amount of total tangible assets less total liabilities, divided by the number of shares of common stock then outstanding. Our net tangible book value at June 30, 2001 would have been $(9.9) million, or $(0.98) per share of common stock, after giving effect to the automatic conversion of 16,175,228 shares of outstanding preferred stock into 8,087,610 shares of common stock upon completion of this offering. After giving further effect to the sale of the 3,600,000 shares of common stock in this offering at an assumed initial public offering price of $14.00 per share, and after deducting estimated underwriting discounts and estimated offering expenses, our pro forma net tangible book value at June 30, 2001 would have been $35.5 million, or $2.59 per share. This represents an immediate increase in the pro forma net tangible book value of $3.57 per share to existing stockholders and immediate and substantial dilution of $11.41 per share to new investors purchasing common stock in this offering. The following table illustrates this per share dilution:

Assumed initial public offering price per share............            $14.00
  Net tangible book value per share at June 30, 2001.......  $(15.79)
  Increase per share attributable to preferred stock
     conversion............................................    14.81
                                                             -------
  Pro forma net tangible book value per share before this
     offering..............................................    (0.98)
  Increase per share attributable to new investors.........     3.57
                                                             -------
Pro forma net tangible book value per share after this
  offering.................................................              2.59
                                                                       ------
Dilution in pro forma net tangible book value per share to
  new investors(1).........................................            $11.41
                                                                       ======

------------------------------

(1) If the underwriters' overallotment option is exercised in full, dilution per share to new investors will be $11.02.

     The following table summarizes on a pro forma basis as of June 30, 2001 the total number of shares of common stock purchased from us, the total consideration paid to us, and the average price per share paid by existing stockholders and by new investors purchasing shares of common stock from us in this offering at an assumed initial public offering price of $14.00 per share and before deducting underwriting discounts and estimated offering expenses:

                                              SHARES PURCHASED     TOTAL CONSIDERATION
                                            --------------------   -------------------   AVERAGE PRICE
                                              NUMBER     PERCENT    AMOUNT    PERCENT      PER SHARE
                                            ----------   -------   --------   --------   -------------
                                                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Existing stockholders.....................   2,010,572     14.7%   $   169       0.3%        $0.08
Existing stockholders -- conversion of
  preferred stock.........................   8,087,610     59.0     16,274      24.3          2.01
New investors(1)..........................   3,600,000     26.3     50,400      75.4         14.00
                                            ----------    -----    -------     -----
  Total...................................  13,698,182    100.0%   $66,843     100.0%
                                            ==========    =====    =======     =====

------------------------------

(1) If the underwriters' overallotment option is exercised in full, we will sell an additional 540,000 shares.

     The foregoing discussion and tables assume no exercise of outstanding stock options or warrants. In July 2001, 15,000 shares of our common stock were issued upon exercise of stock options. As of September 30, 2001, there were:



     - options outstanding to purchase a total of 1,078,063 shares of our common stock at a weighted average exercise price of $1.97 per share; and


     - warrants outstanding to purchase a total of 1,031,753 shares of our common stock at a weighted average price of $0.16 per share.

     To the extent that any of these stock options or warrants are exercised, there will be further dilution to new investors. See "Capitalization," "Management -- Stock Option Plan," "Management -- 2000 Equity-Based Compensation Plan," "Management -- Employee Stock Purchase Plan" and note 6 to our consolidated financial statements included elsewhere in this prospectus.

               SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

     The selected consolidated statement of operations data set forth below for the years ended December 31, 1998, 1999 and 2000 and the consolidated balance sheet data at December 31, 1999 and 2000 are derived from our financial statements that have been audited by Ernst & Young LLP, and that are included elsewhere in this prospectus, and are qualified by reference to those financial statements. The selected consolidated statement of operations data set forth below for the years ended December 31, 1996 and 1997 and the balance sheet data at December 31, 1996, 1997 and 1998 are derived from our financial statements that have been audited by Ernst & Young LLP, but are not included in this prospectus. The selected consolidated statements of operations data for the six months ended June 30, 2000 and 2001 and the consolidated balance sheet data at June 30, 2001 are derived from unaudited financial statements included elsewhere in this prospectus. We have prepared the unaudited financial information on the same basis as the audited financial statements and have included all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of our financial position at this date and our operating results for this period.

     The historical results presented below are not necessarily indicative of the results to be expected for any future period. You should read the selected financial information set forth below in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes appearing elsewhere in this prospectus.

                                                                                                     SIX MONTHS ENDED
                                                   YEAR ENDED DECEMBER 31,                               JUNE 30,
                               ---------------------------------------------------------------   -------------------------
                                  1996         1997         1998         1999         2000          2000          2001
                               ----------   ----------   ----------   ----------   -----------   -----------   -----------
                                                                                                        (UNAUDITED)
                                                    (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENTS OF OPERATIONS
  DATA:
Net patient service
  revenue....................  $    1,003   $    6,901   $   27,239   $   46,460   $    85,271   $   37,412    $   57,021
Operating expenses:
  Direct hospice care........         550        4,849       16,389       24,014        44,965       19,487        27,818
  General and administrative
    (exclusive of $1.1
    million in fiscal 2000
    and $0.2 million and $0.6
    million for the six
    months ended June 30,
    2000 and 2001,
    respectively, reported
    separately as stock-
    based compensation
    charges).................       2,017        6,167       14,675       18,878        28,421       13,234        18,655
  Stock-based compensation
    charges..................          --           --           --           --         1,113          199           565
  Provision for uncollectible
    accounts.................          26          187        1,203        2,031         2,708        1,269         1,126
  Depreciation and
    amortization.............          37          140          574        1,563         1,656          808         1,063
                               ----------   ----------   ----------   ----------   -----------   ----------    ----------
Total operating expenses.....       2,630       11,343       32,841       46,486        78,863       34,997        49,227
                               ----------   ----------   ----------   ----------   -----------   ----------    ----------
Income (loss) from
  operations.................      (1,627)      (4,442)      (5,602)         (26)        6,408        2,415         7,794
Other income (expense):
  Interest income............          75          308          165           35            32           14            16
  Interest expense...........          --           (9)      (1,086)      (2,209)       (2,931)      (1,425)       (1,489)
                               ----------   ----------   ----------   ----------   -----------   ----------    ----------
                                       75          299         (921)      (2,174)       (2,899)      (1,411)       (1,473)
                               ----------   ----------   ----------   ----------   -----------   ----------    ----------
Income (loss) before
  provision for income
  taxes......................      (1,552)      (4,143)      (6,523)      (2,200)        3,509        1,004         6,321
Provision for income taxes...          --           --           --           --           417          105         1,379
                               ----------   ----------   ----------   ----------   -----------   ----------    ----------
Net income (loss)............      (1,552)      (4,143)      (6,523)      (2,200)        3,092          899         4,942
Preferred stock dividends....         251          847        1,122        1,320         1,302          644           658
                               ----------   ----------   ----------   ----------   -----------   ----------    ----------
Net income (loss) applicable
  to common stockholders.....  $   (1,803)  $   (4,990)  $   (7,645)  $   (3,520)  $     1,790   $      255    $    4,284
                               ==========   ==========   ==========   ==========   ===========   ==========    ==========
Net income (loss) per common
  share:
  Basic......................  $    (1.02)  $    (2.74)  $    (4.13)  $    (1.81)  $      0.92   $     0.13    $     2.14
  Diluted....................  $    (1.02)  $    (2.74)  $    (4.13)  $    (1.81)  $      0.26   $     0.08    $     0.41
Weighted average shares
  outstanding:
  Basic......................   1,752,500    1,818,785    1,852,933    1,943,197     1,946,622    1,945,964     2,003,362
  Diluted....................   1,752,500    1,818,785    1,852,933    1,943,197    11,820,233   11,700,028    11,929,257

                                                   (continued on following page)

                                                                                                   SIX MONTHS ENDED
                                                 YEAR ENDED DECEMBER 31,                               JUNE 30,
                              --------------------------------------------------------------   -------------------------
                                 1996         1997         1998         1999         2000         2000          2001
                              ----------   ----------   ----------   ----------   ----------   -----------   -----------
                                                                                                      (UNAUDITED)
                                                                (DOLLARS IN THOUSANDS)
OPERATING DATA:
Number of hospice
  locations(1)..............           2           10           24           30           32           30            35
Admissions(2)...............         255        1,282        5,145        8,303       12,965        5,942         7,722
Days of care(3).............      10,028       60,144      237,589      422,577      737,088      320,062       494,333
Average daily census(4).....          41          165          651        1,158        2,014        1,759         2,731
Adjusted EBITDA(5)..........  $   (1,590)  $   (4,302)  $   (5,029)  $    1,537   $    9,177   $    3,422    $    9,421
Adjusted EBITDA as a % of
  net patient service
  revenue(5)................      (158.5)%      (62.3)%      (18.5)%        3.3%        10.8%         9.1%         16.5%
Cash flows provided by (used
  in) operating
  activities................  $   (1,494)  $   (4,629)  $  (11,054)  $   (1,588)  $    3,520   $   (2,061)   $    5,666
Cash flows used in investing
  activities................  $     (202)  $   (2,400)  $   (5,880)  $   (5,340)  $   (1,503)  $     (295)   $   (6,369)
Cash flows provided by (used
  in) financing
  activities................  $    3,184   $    8,038   $   14,917   $    6,702   $   (2,294)  $    2,296    $    1,057

                                                              AS OF DECEMBER 31,                      AS OF
                                              --------------------------------------------------    JUNE 30,
                                               1996      1997       1998       1999       2000        2001
                                              -------   -------   --------   --------   --------   -----------
                                                            (DOLLARS IN THOUSANDS)                 (UNAUDITED)
BALANCE SHEET DATA:
Working capital (deficit)...................  $ 1,569   $ 3,251   $  4,738   $ (2,356)  $ (1,691)  $  (3,572)
Total assets................................    2,230     7,434     22,578     31,925     38,845      49,865
Total long-term debt, including current
  portion...................................       --       169     12,600     21,852     20,311      23,240
Total convertible redeemable preferred
  stock.....................................    3,585    12,424     18,539     19,860     21,162      21,820
Stockholders' (deficit).....................   (1,810)   (6,730)   (13,320)   (16,657)   (13,746)     (8,888)

------------------------------

(1) Number of hospice locations at end of period. We acquired our 36th location in Beaumont, Texas on July 1, 2001, began development of our 37th location in Norfolk, Virginia in July, 2001 and acquired our 38th location in San Bernardino, California on September 1, 2001.

(2) Represents the total number of patients admitted into our hospice program during the period.

(3) Represents the total days of care provided to our patients during the period.

(4) Represents the average number of patients for whom we provided hospice care each day during the period and is computed by dividing days of care by the number of days during the period.

(5) Adjusted EBITDA consists of income (loss) before interest, income taxes, depreciation and amortization, and excludes stock-based compensation charges. We present adjusted EBITDA to enhance the understanding of our operating results. Adjusted EBITDA is not a measure of financial performance under generally accepted accounting principles. Items excluded from adjusted EBITDA are significant components in understanding and assessing financial performance. Adjusted EBITDA is a key measure used by us to evaluate our operations and provides useful information to investors. Adjusted EBITDA should not be considered in isolation or as an alternative to net income, cash flows generated by operations, investing or financing activities, or other financial statement data presented in the consolidated financial statements as indicators of financial performance or liquidity. Because adjusted EBITDA is not a measurement determined in accordance with generally accepted accounting principles and is thus susceptible to varying calculations, adjusted EBITDA as presented may not be comparable to other similarly titled measures of performance of other companies.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion of our financial condition and results of operations should be read in conjunction with our selected consolidated financial and operating data and the consolidated financial statements and related notes included elsewhere in this prospectus.

OVERVIEW

     We are one of the largest providers of hospice care in the United States in terms of both average daily census and number of locations. We have grown rapidly since we opened our first hospice location in January 1996. Through a series of acquisitions and the development of new hospice locations, we now have 38 hospice locations to serve patients and their families in 21 states. Our net patient service revenue increased from $1.0 million in 1996 to $85.3 million in 2000. We operate all of these hospice locations through our operating subsidiaries. Our net patient service revenue of $85.3 million in 2000 represents an increase of 83.4% over net patient service revenue of $46.5 million in 1999. Our net patient service revenue of $57.0 million for the six months ended June 30, 2001 represents an increase of 52.4% over our net patient service revenue of $37.4 million for the six months ended June 30, 2000. We reported net income of $4.9 million for the six months ended June 30, 2001. In 1998, 1999 and 2000, we reported net income (loss) of $(6.5) million, $(2.2) million and $3.1 million, respectively.

ACQUISITIONS

     During 1997, we acquired three hospices for a combined purchase price of $2.1 million in cash. We financed our acquisitions in 1997 with proceeds from the issuance of our Series B preferred stock.

     During 1998, we acquired 15 hospices for a combined purchase price of $8.0 million. We financed our acquisitions in 1998 with $5.3 million in cash obtained from borrowings under our credit agreement and proceeds from the issuance of our Series C preferred stock and 12% senior subordinated notes, and also with promissory notes payable to the sellers in aggregate principal amount of $2.7 million.

     During 1999, we acquired eight hospices for a combined purchase price of $8.1 million. We financed our acquisitions in 1999 with $4.8 million in cash obtained from borrowings under our credit agreement and promissory notes payable to the sellers in the aggregate principal amount of $3.3 million.

     During 2000, we acquired one hospice for a purchase price of $1.2 million. We financed our acquisition in 2000 with $0.7 million in cash obtained from borrowings under our credit agreement and a promissory note payable to the seller in the principal amount of $0.5 million.

     During the six months ended June 30, 2001, we acquired four hospices for a combined purchase price of $6.6 million. We financed our acquisitions in 2001 with $4.8 million in cash obtained from borrowings under our credit agreement and promissory notes payable to the sellers in the aggregate principal amount of $1.8 million. On July 1, 2001 we acquired one hospice for a purchase price of $1.5 million. We financed our acquisition with $0.9 million in cash obtained from borrowings under our credit agreement and a promissory note payable to the seller in the principal amount of $0.6 million. On September 1, 2001, we acquired one hospice for a purchase price of $1.5 million. We financed our acquisition with $1.3 million in cash obtained from borrowings under our credit agreement and a promissory note payable to the seller in the principal amount of $0.2 million.

     As part of our ongoing acquisition strategy, we are continually evaluating other potential acquisition opportunities.

     We accounted for these acquisitions as purchases.

     Goodwill from our hospice acquisitions, net of accumulated amortization, was $22.8 million as of June 30, 2001. Goodwill, net of accumulated amortization, was 176.1% of convertible redeemable preferred stock and common stockholders' deficit and 45.7% of total assets as of June 30, 2001. Based on management's assessment of the estimated useful life of our goodwill, we currently amortize our goodwill over 20 years. However, under new rules issued by the Financial Accounting Standards Board, effective for fiscal years beginning after December 15, 2001, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to annual impairment tests in accordance with the new rules. Other intangible assets will continue to be amortized over their useful lives. We will apply the new rules on accounting for goodwill and other intangible assets beginning in the first quarter of 2002.

     The following table lists our acquisitions and patient census data:

                                  ACQUISITIONS


                                                                PATIENT
                                                                CENSUS       AVERAGE DAILY
                                                              ON DATE OF         CENSUS
HOSPICE                                                       ACQUISITION   (SEPTEMBER 2001)
-------                                                       -----------   ----------------
1997
  Phoenix, Arizona..........................................       15             203(1)
  Las Vegas, Nevada.........................................       46             122
  Dallas, Texas.............................................       39             204
1998
  San Jose, California......................................        3              57
  Denver, Colorado..........................................       10              80
  New Orleans (Kenner), Louisiana...........................       33             N/A(2)
  New Orleans (Metairie), Louisiana.........................       32             198(2)
  Detroit (Novi), Michigan..................................       45             125
  Minneapolis, Minnesota....................................        1             N/A(3)
  Kansas City, Missouri.....................................       66             172
  Oklahoma City, Oklahoma...................................       17             129
  Nashville, Tennessee......................................        8             102
  Houston (Baytown), Texas..................................       53              70
  Houston (Bellaire), Texas.................................       10              74
  Irving, Texas.............................................       24             N/A(4)
  San Antonio, Texas........................................       44             N/A(5)
  Milwaukee, Wisconsin......................................        9             N/A(6)
  Milwaukee, Wisconsin......................................       45             146(6)
1999
  Phoenix (Mesa), Arizona (Inpatient Facility)..............        6               8
  Phoenix (Peoria), Arizona (Inpatient Facility)............        6               9
  Phoenix, Arizona..........................................      134             N/A(1)
  Tucson, Arizona (Inpatient Facility)......................        8               8
  Tucson, Arizona...........................................      116             154
  Orange County (Garden Grove), California..................       77             135
  Riverside, California.....................................        8              54
  San Diego, California.....................................       75             109
2000
  Los Angeles (Culver City), California.....................       45              56
2001
  Little Rock, Arkansas.....................................       81              70
  Colorado Springs, Colorado................................       30              55
  Charleston, South Carolina................................       32              35
  Beaumont, Texas...........................................       55              58
  Pittsburgh, Pennsylvania..................................       80             N/A(7)
  San Bernardino, California................................       68              61

------------------------------

(1) Operations of our Phoenix, Arizona hospice acquired in 1999 were transferred to our Phoenix, Arizona hospice acquired in 1997.

(2) Operations of our New Orleans (Kenner), Louisiana hospice were transferred to our New Orleans (Metairie), Louisiana hospice.

(3) Our Minneapolis, Minnesota hospice was closed in March 1999.

(4) Operations were transferred to our Fort Worth, Texas hospice opened in 1997.

(5) Operations were transferred to our San Antonio, Texas hospice opened in 1997.

(6) Operations of the Milwaukee, Wisconsin hospice with a patient census of 9 on the date of acquisition were transferred to our Milwaukee, Wisconsin hospice also acquired in 1998.


(7) Operations of our Pittsburgh, Pennsylvania hospice acquired in 2001 were transferred to our Pittsburgh, Pennsylvania hospice opened in 1996.


                               DEVELOPED HOSPICES

     During 1996, we opened two new hospices in Pittsburgh, Pennsylvania and Indianapolis, Indiana.

     During 1997, we opened four new hospices in Edison, New Jersey, Ft. Worth, Texas, San Antonio, Texas, and Atlanta, Georgia and one inpatient facility in Las Vegas, Nevada.

     During 1998, we opened a new hospice in Birmingham, Alabama.

     During 1999, we opened a new inpatient unit in Atlanta, Georgia.

     During 2000, we opened two new hospices in El Paso, Texas and Chicago, Illinois.

     During 2001, we are developing a new hospice in Norfolk, Virginia.

NET PATIENT SERVICE REVENUE

     Net patient service revenue is the estimated net realizable revenue from patients, Medicare, Medicaid, commercial insurance, managed care payors and others for services rendered. To determine net patient service revenue, we adjust gross patient service revenue for estimated payment denials and contractual adjustments based on historical experience. We recognize net patient service revenue in the month in which our services are delivered. Services provided under the Medicare program represented approximately 88.1%, 90.3%, 93.0% and 93.6% of our net patient service revenue for the years ended December 31, 1998, 1999 and 2000 and the six months ended June 30, 2001, respectively. Services provided under Medicaid programs represented approximately 4.7%, 3.8%, 2.6% and 3.2% of our net patient service revenue for the years ended December 31, 1998, 1999 and 2000 and the six months ended June 30, 2001, respectively. The payments we receive from the Medicare and Medicaid programs are calculated using daily or hourly rates for each of the four levels of care we deliver and are adjusted based on geographic location.

     Routine home care is the largest component of our gross patient service revenue, representing 91.8%, 83.8% and 88.0% of gross patient service revenue for the years ended December 31, 1999 and 2000 and the six months ended June 30, 2001, respectively. Inpatient care represented 7.1%, 12.2% and 9.5% of gross patient service revenue for the years ended December 31, 1999 and 2000 and the six months ended June 30, 2001, respectively. Continuous care and respite care, combined, represented most of the remaining 1.1%, 4.0% and 2.5% of gross patient service revenue for these periods, respectively.

     The principal factors that impact net patient service revenue are our average daily census, levels of care provided to our patients and changes in Medicare and Medicaid payment rates due to adjustments for inflation. Average daily census is affected by the number of patients referred by new and existing referral sources, and admitted into our hospice program, and average length of stay of those patients once admitted. Average length of stay is impacted by patients' decisions of when to enroll in hospice care after diagnoses of terminal illnesses and, once enrolled, the length of the terminal illnesses. Our average hospice length of stay has increased from 48 days for the quarter ended June 30, 2000 to 57 days for the quarter ended June 30, 2001. See "-- Expenses" and
"Business -- Hospice Industry and Market Opportunity."


     Payment rates under the Medicare and Medicaid programs are indexed for inflation annually; however, the increases have historically been less than actual inflation. Effective April 1, 2001, however, the base Medicare daily payment rates for hospice care increased by five percent over the base rates then in effect, which has favorably impacted our profitability. On October 1, 2001, the base Medicare payment rates for hospice care increased by approximately 3.2% over the base rates previously in effect. These rates are further adjusted by the hospice wage index. In the future, reductions in the rate of increase in Medicare and Medicaid payments may have an adverse impact on our net patient service revenue. See "Business -- Government
Regulation -- Overview of Government Payments."


EXPENSES

     Because we generally receive fixed payments for our hospice services, our profitability is largely dependent on our ability to manage the expenses of providing hospice services. We recognize expenses as incurred and classify expenses as either direct hospice care expenses or general and administrative expenses. Direct hospice care expenses primarily include direct patient care salaries and payroll taxes, pharmaceuticals, medical equipment and supplies, and inpatient costs. Length of stay impacts our direct hospice care expenses as a percentage of net patient service revenue because, if lengths of stay decline, direct hospice care expenses, which are often highest during the latter days of care for a patient, are spread against fewer days of care. Expenses are normally higher during the latter days of care, because patients generally require greater hospice services, including drugs, medical equipment and nursing care at that time due to their deteriorating medical condition. These increased expenses reduce our profitability because we generally receive fixed payments for our hospice services.

     For our patients receiving nursing home care under a state Medicaid program who elect hospice care under Medicare or Medicaid, we contract with nursing homes for the nursing homes' provision to patients of room and board services. The state must pay us, in addition to the applicable Medicare or Medicaid hospice daily or hourly rate, an amount equal to at least 95% of the Medicaid daily nursing home rate for room and board furnished to the patient by the nursing home. Under our standard nursing home contracts, we pay the nursing home for these room and board services at the Medicaid daily nursing home rate. We refer to these costs, net of Medicaid payments, as "nursing home costs, net." See note 1 to our consolidated financial statements included elsewhere in this prospectus.

     General and administrative expenses primarily include non-patient care salaries, employee benefits and office leases.

     The following table sets forth the percentage of net patient service revenue represented by the items included in direct hospice care expenses and general and administrative expenses (exclusive of $1.1 million in fiscal 2000 and $0.2 million and $0.6 million for the six months ended June 30, 2000 and 2001, respectively, reported separately as stock-based compensation) for the periods indicated:

                                                                                   SIX MONTHS
                                                                  YEAR ENDED          ENDED
                                                                 DECEMBER 31,       JUNE 30,
                                                              ------------------   -----------
                                                              1998   1999   2000   2000   2001
                                                              ----   ----   ----   ----   ----
Direct hospice care expenses:
  Salaries and payroll taxes...............................   32.6%  29.0%  29.2%  28.1%  27.4%
  Pharmaceuticals..........................................    6.6    7.5    7.2    7.1    7.3
  Medical equipment and supplies...........................    6.4    6.0    6.2    6.0    6.2
  Inpatient costs..........................................    7.5    3.9    3.0    2.7    2.0
  Other (including nursing home costs, net)................    7.1    5.3    7.2    8.2    5.9
                                                              ----   ----   ----   ----   ----
     Total.................................................   60.2%  51.7%  52.8%  52.1%  48.8%
                                                              ====   ====   ====   ====   ====
General and administrative expenses:
  Salaries and benefits....................................   31.0%  25.0%  21.9%  22.7%  21.1%
  Leases...................................................    4.6    4.2    3.4    3.7    3.0
  Other (including bad debts, travel, office supplies,
     printing and equipment rental)........................   18.3   11.4    8.0    9.0    8.6
                                                              ----   ----   ----   ----   ----
     Total.................................................   53.9%  40.6%  33.3%  35.4%  32.7%
                                                              ====   ====   ====   ====   ====

STOCK-BASED AND OTHER COMPENSATION CHARGES

     Stock-based compensation charges represent the difference between the exercise price of stock options granted and the deemed fair value of our common stock on the date of grant determined in accordance with Accounting Principles Board Opinion No. 25 and its related interpretations. We recognize compensation charges over the vesting periods of the stock options using a graded amortization methodology in accordance with Financial Accounting Standards Board Interpretation No. 28. For purposes of the period-to-period comparisons included in our results of operations, general and administrative expenses exclude these stock-based compensation charges, which are reflected as a separate line item.

     We have recorded deferred stock-based compensation charges related to unvested stock options granted to employees and directors during 2000 and the six months ended June 30, 2001. Based on the number of outstanding stock options granted during 2000 and the six months ended June 30, 2001, we expect to amortize approximately $2.3 million of deferred stock-based compensation during 2001 and in future periods. We expect to amortize this deferred stock-based compensation in the following approximate amounts:

     - $1.0 million during 2001 (of which $0.6 million has been amortized as of June 30, 2001);

     - $0.6 million during 2002;

     - $0.4 million during 2003;

     - $0.2 million during 2004; and

     - $0.1 million during 2005.

     We anticipate that the exercise price of stock options granted after this offering will be at the then current market price of our common stock, and, therefore, no additional deferred stock-based compensation will result.

     Upon the completion of this offering, we will forgive the repayment of promissory notes payable to us by Richard R. Burnham, our President and Chief Executive Officer, and David C. Gasmire, our Executive Vice President and Chief Operating Officer. We expect to record a compensation charge of $0.3 million in connection with the forgiveness of these notes in the quarter in which this offering is completed. See "Certain Relationships and Related
Transactions -- Other Transactions."

ADJUSTED EBITDA

     Adjusted EBITDA consists of income (loss) before interest, income taxes, depreciation and amortization, and excludes stock-based compensation charges. We present adjusted EBITDA to enhance the understanding of our operating results. Adjusted EBITDA is not a measure of financial performance under generally accepted accounting principles. Items excluded from adjusted EBITDA are significant components in understanding and assessing financial performance. Adjusted EBITDA is a key measure used by us to evaluate our operations and provides useful information to investors. Adjusted EBITDA should not be considered in isolation or as an alternative to net income, cash flows generated by operations, investing or financing activities, or other financial statement data presented in the consolidated financial statements as indicators of financial performance or liquidity. Because adjusted EBITDA is not a measurement determined in accordance with generally accepted accounting principles and is thus susceptible to varying calculations, adjusted EBITDA as presented may not be comparable to other similarly titled measures of performance of other companies.

     The following table reconciles our net income (loss) to adjusted EBITDA and also provides cash flows from operating, investing and financing activities for the periods indicated:

                                     YEAR ENDED DECEMBER 31,      SIX MONTHS ENDED JUNE 30,
                                   ----------------------------   -------------------------
                                     1998      1999      2000        2000          2001
                                   --------   -------   -------   -----------   -----------
                                                                         (UNAUDITED)
                                                    (DOLLARS IN THOUSANDS)
Net income (loss)................  $ (6,523)  $(2,200)  $ 3,092     $   898       $ 4,942
Add:
  Interest expense (income),
     net.........................       920     2,174     2,899       1,412         1,472
  Provision for income taxes.....        --        --       417         105         1,379
  Depreciation and amortization
     expense.....................       574     1,563     1,656         808         1,063
  Stock-based compensation
     charges.....................        --        --     1,113         199           565
                                   --------   -------   -------     -------       -------
Adjusted EBITDA..................  $ (5,029)  $ 1,537   $ 9,177     $ 3,422       $ 9,421
                                   ========   =======   =======     =======       =======
Cash flows provided by (used in)
  operating activities...........  $(11,054)  $(1,588)  $ 3,520     $(2,061)      $ 5,666
Cash flows used in investing
  activities.....................  $ (5,880)  $(5,340)  $(1,503)    $  (295)      $(6,369)
Cash flows provided by (used in)
  financing activities...........  $ 14,917   $ 6,702   $(2,294)    $ 2,296       $ 1,057

PROVISION FOR INCOME TAXES

     Our provision for income taxes consists of current and deferred federal and state income tax expenses. For fiscal 2001, we expect to fully utilize our net operating loss carryforwards of $9.5 million that existed at December 31, 2000 and were fully reserved by a valuation allowance. Accordingly, we estimate that our effective tax rate will be 21.8% during 2001, after considering the reversal of the valuation allowance on our deferred tax assets. See note 12 to our consolidated financial statements included elsewhere in this prospectus.

RESULTS OF OPERATIONS

     The following table sets forth selected consolidated financial information as a percentage of net patient service revenue for the periods indicated:

                                                                          SIX MONTHS
                                             YEAR ENDED DECEMBER 31,    ENDED JUNE 30,
                                             -----------------------    --------------
                                             1998     1999     2000     2000     2001
                                             -----    -----    -----    -----    -----
Net patient service revenue................  100.0%   100.0%   100.0%   100.0%   100.0%
Operating expenses:
  Direct hospice care......................   60.2     51.7     52.7     52.1     48.8
  General and administrative (exclusive of
     $1.1 million in fiscal 2000 and $0.2
     million and $0.6 million for the six
     months ended June 30, 2000 and 2001,
     respectively, reported separately as
     stock-based compensation charges).....   53.9     40.6     33.3     35.4     32.7
  Stock-based compensation charges.........     --       --      1.3      0.5      1.0
  Provision for uncollectible accounts.....    4.4      4.4      3.2      3.4      2.0
  Depreciation and amortization............    2.1      3.4      2.0      2.2      1.9
                                             -----    -----    -----    -----    -----
                                             120.6    100.1     92.5     93.6     86.4
                                             -----    -----    -----    -----    -----
Income (loss) from operations..............  (20.6)    (0.1)     7.5      6.4     13.6
Interest (income) expense, net.............    3.4      4.6      3.4      3.8      2.6
                                             -----    -----    -----    -----    -----
Income (loss) before income taxes..........  (24.0)    (4.7)     4.1      2.6     11.0
Provision for income taxes.................     --       --      0.5      0.3      2.4
                                             -----    -----    -----    -----    -----
Net income (loss)..........................  (24.0)%   (4.7)%    3.6%     2.3%     8.6%
                                             =====    =====    =====    =====    =====
Adjusted EBITDA............................  (18.5)%    3.3%    10.8%     9.1%    16.5%
                                             =====    =====    =====    =====    =====

SIX MONTHS ENDED JUNE 30, 2001 COMPARED TO SIX MONTHS ENDED JUNE 30, 2000

     Net Patient Service Revenue

     Net patient service revenue increased $19.6 million, or 52.4%, from $37.4 million for the six months ended June 30, 2000 to $57.0 million for the six months ended June 30, 2001 due primarily to an increase in average daily census of 972, or 55.3%, from 1,759 to 2,731. Increases in patient referrals from existing and new referral sources and, to a lesser extent, increases in payment rates, including the five percent increase in daily payment rates which became effective April 1, 2001, provided approximately $17.9 million, or 91.3%, of this increase in net patient service revenue. The remaining increase of $1.7 million, or 8.7%, in net patient service revenue was due to the inclusion of net patient service revenue from hospices acquired in 2000 and 2001. Net patient service revenue per day of care was $116.89 and $115.35 for the six months ended June 30, 2000 and 2001, respectively, representing a decrease of 1.3%. This decrease was primarily due to a decrease in our average daily payment rate based on a 57.4% increase in our routine home care days. Routine home care has a lower daily payment rate than inpatient care and continuous care.

     Direct Hospice Care Expenses

     Direct hospice care expenses increased $8.3 million, or 42.6%, from $19.5 million for the six months ended June 30, 2000 to $27.8 million for the six months ended June 30, 2001. This increase was primarily due to the growth of our operations at our existing hospices and, to a lesser extent, to direct hospice care expenses of hospices acquired in 2000 and 2001. As a percentage of net patient service revenue, direct hospice care expenses decreased from 52.1% for the six months ended June 30, 2000 to 48.8% for the six months ended June 30, 2001 due primarily to higher revenue resulting from payment rate increases.

     General and Administrative Expenses (Exclusive of Stock-Based Compensation)

     General and administrative expenses increased $5.4 million, or 41.0%, from $13.2 million for the six months ended June 30, 2000 to $18.7 million for the six months ended June 30, 2001. This increase was primarily due to the growth of our existing hospices and, to a lesser extent, to the general and administrative expenses of hospices acquired in 2000 and 2001 of $0.5 million, or 9.3%. As a percentage of net patient service revenue, general and administrative expenses decreased from 35.4% for the six months ended June 30, 2000 to 32.7% for the six months ended June 30, 2001, as our hospice and corporate costs were spread over increased patient census volume and due to higher revenue resulting from payment rate increases.

     Stock-Based Compensation Charges

     Stock-based compensation charges were $0.2 million and $0.6 million for the six months ended June 30, 2000 and 2001, respectively. These charges related to stock options granted to management with exercise prices below the deemed fair value of our common stock. See "-- Stock-Based and Other Compensation Charges."

     Provision for Uncollectible Accounts

     Our provision for uncollectible accounts decreased $0.1 million, or 11.3%, from $1.3 million for the six months ended June 30, 2000 to $1.1 million for the six months ended June 30, 2001, due to our improved collection efforts. As a percentage of net patient service revenue, our provision for uncollectible accounts decreased from 3.4% for the six months ended June 30, 2000 to 2.0% for the six months ended June 30, 2001 due to improved collection efforts at all of our hospice locations.

     Depreciation and Amortization Expense

     Depreciation and amortization expense increased $0.3 million, or 31.5%, from $0.8 million for the six months ended June 30, 2000 to $1.1 million for the six months ended June 30, 2001. The increase was due to increased depreciation expense on purchases of property and equipment and increased amortization expense from our 2000 and 2001 hospice acquisitions. As a percentage of net patient service revenue, depreciation and amortization expense decreased from 2.2% for the six months ended June 30, 2000 to 1.9% for the six months ended June 30, 2001.

     Net Interest Expense

     Net interest expense increased $0.1 million, or 4.2%, from $1.4 million for the six months ended June 30, 2000 to $1.5 million for the six months ended June 30, 2001, due primarily to increased borrowings under our credit agreement. The increase in borrowings was a result of acquisitions completed in the first and second quarters of 2001.

     Provision for Income Taxes

     Our provision for income taxes was $0.1 million and $1.4 million for the six months ended June 30, 2000 and 2001, respectively. We had an effective income tax rate of 10.5% and 21.8% for the six months ended June 30, 2000 and 2001, respectively, resulting primarily from state income taxes and federal alternative minimum tax and our use of net operating loss carryforwards. In 2000, we utilized $7.5 million of net operating loss carryforwards. We expect to fully utilize our remaining $9.5 million of net operating loss carryforwards in 2001.

     Net Income (Loss)

     Net income increased $4.0 million, from a net income of $0.9 million for the six months ended June 30, 2000 to net income of $4.9 million for the six months ended June 30, 2001.

     Adjusted EBITDA

     Adjusted EBITDA increased $6.0 million, from $3.4 million for the six months ended June 30, 2000 to $9.4 million for the six months ended June 30, 2001. As a percentage of net patient service revenue, adjusted EBITDA increased from 9.1% for the six months ended June 30, 2000 to 16.5% for the six months ended June 30, 2001.

YEAR ENDED DECEMBER 31, 2000 COMPARED TO YEAR ENDED DECEMBER 31, 1999

     Net Patient Service Revenue

     Net patient service revenue increased $38.8 million, or 83.5%, from $46.5 million in 1999 to $85.3 million in 2000 due primarily to an increase in average daily census of 856, or 73.9%, from 1,158 to 2,014. Increases in patient referrals from existing and new referral sources and, to a lesser extent, increases in payment rates provided approximately $23.6 million, or 60.8%, of this increase in net patient service revenue. The remaining increase of $15.2 million, or 39.2%, in net patient service revenue was due to the inclusion of net patient service revenue from hospices acquired in 1999 and 2000. Net patient service revenue per day of care was $109.94 and $115.69 in 1999 and 2000, respectively, representing an increase of 5.2%. This increase was primarily due to increases in our provision of inpatient care and continuous care as a result of our acquisition of three inpatient facilities in the fourth quarter of 1999 and increased use of our continuous care program. To a lesser extent, the increase was due to overall increases in Medicare payment rates for our hospice services and our acquisition in 1999 and 2000 of hospices located in geographic areas that receive higher Medicare payment rates.

     Direct Hospice Care Expenses

     Direct hospice care expenses increased $21.0 million, or 87.2%, from $24.0 million in 1999 to $45.0 million in 2000. This increase was primarily due to direct hospice care expenses of hospices acquired in 1999 and the growth of our operations at our other hospices. As a percentage of net patient service revenue, direct hospice care expenses increased from 51.7% in 1999 to 52.7% in 2000 due primarily to the increase in nursing home expense, net of nursing home revenue.

     General and Administrative Expenses (Exclusive of Stock-Based Compensation)

     General and administrative expenses increased $9.5 million, or 50.6%, from $18.9 million in 1999 to $28.4 million in 2000. This increase was due to the growth of our operations at each of our hospice locations, including hospice locations acquired after December 31, 1999, to support our patient census growth during 2000. As a percentage of net patient service revenue, general and administrative expenses decreased from 40.6% in 1999 to 33.3% in 2000, as our hospice and corporate costs were spread over increased patient census volume.

     Stock-Based Compensation Charges

     We did not recognize any stock-based compensation charges in 1999. Stock-based compensation charges were $1.1 million in 2000. This charge related to stock options granted to management with exercise prices below the deemed fair value of our common stock. See "-- Stock-Based and Other Compensation Charges."

     Provision for Uncollectible Accounts

     Our provision for uncollectible accounts increased $0.7 million, or 33.3%, from $2.0 million in 1999 to $2.7 million in 2000, due to our increased net patient service revenue. As a percentage of net patient service revenue, our provision for uncollectible accounts decreased from 4.4% in 1999 to 3.2% in 2000 due to improved collection efforts at all of our hospice locations.

     Depreciation and Amortization Expense

     Depreciation and amortization expense increased $0.1 million, or 6.0%, from $1.6 million in 1999 to $1.7 million in 2000. The increase was due to increased depreciation expense on purchases of property and equipment and increased amortization expense from our 1999 hospice acquisitions. As a percentage of net patient service revenue, depreciation and amortization expense decreased from 3.4% in 1999 to 1.9% in 2000.

     Net Interest Expense

     Net interest expense increased $0.7 million, or 33.4%, from $2.2 million in 1999 to $2.9 million in 2000, due primarily to increased borrowings under our credit agreement. The increase in borrowings was a result of an acquisition completed in the fourth quarter of 1999 and increased working capital needs.

     Provision for Income Taxes

     Our provision for income taxes was $0.4 million in 2000. We reported no provision for income taxes in 1999 due to operating losses incurred. We had an effective income tax rate of 12.0% in 2000, resulting primarily from state income taxes and federal alternative minimum tax and our use of net operating loss carryforwards. In 2000, we utilized $8.1 million of net operating loss carryforwards.

     Net Income (Loss)

     Net income increased $5.3 million, from a net loss of $(2.2) million in 1999 to net income of $3.1 million in 2000.

     Adjusted EBITDA

     Adjusted EBITDA increased $7.6 million, from $1.5 million in 1999 to $9.2 million in 2000. As a percentage of net patient service revenue, adjusted EBITDA increased from 3.3% in 1999 to 10.8% in 2000.

YEAR ENDED DECEMBER 31, 1999 COMPARED TO YEAR ENDED DECEMBER 31, 1998

     Net Patient Service Revenue

     Net patient service revenue increased $19.2 million, or 70.6%, from $27.2 million in 1998 to $46.5 million in 1999 due primarily to an increase in average daily census of 507, or 77.9%, from 651 to 1,158. The inclusion of net patient service revenue from hospices acquired in 1998 and 1999, provided approximately $17.3 million, or 89.6%, of this increase in net patient service revenue. The remaining increase of $2.0 million, or 10.4%, in net patient service revenue was due to increases in patient referrals from existing and new referral sources. Net patient service revenue per day of care was $114.65 and $109.94 in 1998 and 1999, respectively, representing a decrease of 4.1%. This decrease was primarily due to two factors: an increase in our average daily payment rates in 1998 as a result of the opening of our Las Vegas inpatient facility in the fourth quarter of 1997, and an increase in our routine home care services in 1999 which has a lower daily payment rate than inpatient care and continuous care.

     Direct Hospice Care Expenses

     Direct hospice care expenses increased $7.6 million, or 46.5%, from $16.4 million in 1998 to $24.0 million in 1999. This increase was primarily due to direct hospice care expenses of hospices acquired in 1998 and 1999 and the growth of our operations at our other hospices. As a percentage of net patient service revenue, direct hospice care expenses decreased from 60.2% in 1998 to 51.7% in 1999 due primarily to the increase in patient volume.

     General and Administrative Expenses

     General and administrative expenses increased $4.2 million, or 28.6%, from $14.7 million in 1998 to $18.9 million in 1999. This increase was due to the growth of our operations at each of our hospice locations, including hospice locations acquired or developed after 1998, to support our patient census growth in 1999. As a percentage of net patient service revenue, general and administrative expenses decreased from 53.9% in 1998 to 40.6% in 1999, as our hospice and corporate costs were spread over increased patient census volume.

     Provision for Uncollectible Accounts

     Our provision for uncollectible accounts increased $0.8 million, or 68.8%, from $1.2 million in 1998 to $2.0 million in 1999, due to our increased net patient service revenue. As a percentage of net patient service revenue, our provision for uncollectible accounts remained unchanged at 4.4% in 1998 and 1999.

     Depreciation and Amortization Expense

     Depreciation and amortization expense increased $1.0 million, or 172.5%, from $0.6 million in 1998 to $1.6 million in 1999. Depreciation and amortization expense in 1999 included a one-time charge of $0.2 million because, due to unfavorable market conditions, we closed a hospice in Minneapolis, Minnesota that was acquired as part of a multi-hospice acquisition in 1998. In addition, we changed the estimated useful life of goodwill from 25 years in 1998 to 20 years in 1999, which increased amortization expense by $0.2 million in 1999. A portion of the overall increase was also due to increased depreciation expense on purchases of property and equipment and increased amortization expense from our 1998 and 1999 acquisitions. As a percentage of net patient service revenue, depreciation and amortization expense increased from 2.1% in 1998 to 3.4% in 1999.

     Net Interest Expense

     Net interest expense increased $1.3 million, or 136.1%, from $0.9 million in 1998 to $2.2 million in 1999, due primarily to increased borrowings under our credit agreement and the issuance of our 12% senior subordinated notes in 1998. The increase in borrowings was a result of acquisitions completed in the fourth quarter of 1999 and increased working capital needs.

     Provision for Income Taxes

     We reported no provision for income taxes in 1998 or 1999 due to operating losses incurred in both years.

     Net Loss

     Net loss decreased $4.3 million, or 66.3%, from $(6.5) million in 1998 to $(2.2) million in 1999.

     Adjusted EBITDA

     Adjusted EBITDA increased $6.5 million, from $(5.0) million in 1998 to $1.5 million in 1999. As a percentage of net patient service revenue, adjusted EBITDA increased from (18.5)% in 1998 to 3.3% in 1999.

LIQUIDITY AND CAPITAL RESOURCES

     Our principal liquidity requirements have historically been for debt service, hospice acquisition and development plans, working capital and other capital expenditures. We have financed these requirements primarily with borrowings under our credit facility, proceeds from the issuance of convertible preferred stock, warrants and our 12% senior subordinated notes, seller financing of hospice acquisitions, operating and capital leases, normal trade credit terms, and during 2000 and 2001, with cash flows from operations. At June 30, 2001, we had cash and cash equivalents of $0.5 million and a working capital deficit of

$(3.6) million. At September 30, 2001, we had available borrowing capacity of $14.5 million under our credit agreement.


     Cash provided by (used in) operations was $(11.1) million, $(1.6) million, $3.5 million and $5.7 million for the years ended December 31, 1998, 1999 and 2000 and the six months ended June 30, 2001, respectively. Cash used in operations in 1998 and 1999 were primarily attributable to operating losses and increases in non-cash working capital. The increase in cash provided by operations in 2000 and the six months ended June 30, 2001 was primarily attributable to the increase in net income during those periods, partially offset by increases in non-cash working capital requirements due to the growth of our business.

     Investing activities, consisting primarily of cash paid to purchase hospices and purchase property and equipment, used cash of $5.9 million, $5.3 million, $1.5 million and $6.4 million for the years ended December 31, 1998, 1999 and 2000 and the six months ended June 30, 2001, respectively.

     Net cash provided by (used in) financing activities was $14.9 million, $6.7 million, $(2.3) million and $1.1 million for the years ended December 31, 1998, 1999 and 2000 and the six months ended June 30, 2001, respectively, and represented net borrowings under our credit agreement and proceeds from the sale of capital stock, warrants and our 12% senior subordinated notes.

     In July and December 1998, we issued $12.0 million of our 12% senior subordinated notes due March 31, 2005. We made a principal payment of $0.8 million in June 2001. We paid $1.0 million and $2.0 million in accrued interest in 2000 and the six months ended June 30, 2001, respectively. We will repay the principal balance and any accrued and unpaid interest in full upon completion of this offering.

     In connection with our acquisition of the hospice program of Dignita Hospice Care, LLC in November 1999, we issued two promissory notes payable to Dignita in the principal amounts of approximately $0.9 million and $1.6 million, each bearing interest at the rate of 7% per annum. On October 31, 2000 we paid Dignita $1.3 million of the outstanding principal balance of these notes, plus accrued and unpaid interest of $0.2 million. The remaining principal balance, plus accrued and unpaid interest thereon, is due and payable to Dignita on or before October 31, 2001.

     In connection with our acquisition of the hospice program of Hospice Services of California, Inc. in November 2000, we paid $0.7 million in cash and issued a promissory note payable to the seller in the principal amount of $0.5 million. The promissory note bears interest at the rate of 8% per annum and is payable in two installments, with $0.2 million of the principal amount, plus accrued and unpaid interest, due and payable on November 19, 2001 and the remaining principal amount, plus accrued and unpaid interest, due and payable on May 19, 2002.

     In connection with our acquisition of the hospice program of Hospice of the Comforter of Colorado, LLC in February 2001, we paid $0.7 million in cash.

     In connection with our acquisition of the hospice program of Hospice Health Services, Inc. in April 2001, we paid $0.4 million in cash and issued a promissory note payable to the seller in the principal amount of $0.3 million. The promissory note bears interest at the rate of 8% per annum and is payable in two installments, with $0.2 million of the principal amount, plus accrued and unpaid interest, due and payable on April 19, 2002 and the remaining principal amount, plus accrued and unpaid interest, due and payable on April 19, 2003.

     In connection with our acquisition of the hospice program of Crossroads Hospice of Arkansas, LLC in April 2001, we paid $1.8 million in cash and issued a promissory note payable to the seller in the principal amount of $1.0 million. The promissory note bears interest at the rate of 7% per annum and is payable in two installments, with $0.5 million of the principal amount, plus accrued and unpaid interest, due and payable on April 2, 2002 and the remaining principal amount, plus accrued and unpaid interest, due and payable on April 2, 2003.

     In connection with our acquisition of the hospice program of Viator Healthcare, LP in June 2001, we paid $2.0 million in cash and issued a promissory note payable to the seller in the principal amount of

$0.5 million. The promissory note bears interest at the rate of 8% per annum and is due and payable in one installment of principal, plus accrued and unpaid interest, on May 31, 2002.

     In connection with our acquisition of the hospice program of Alternative Healthcare System, Inc. in July 2001, we paid $0.9 million in cash and issued a promissory note payable to the seller in the principal amount of $0.6 million. The promissory note bears interest at the rate of 7% per annum, with interest payable monthly and principal payable in two installments of $0.3 million each on June 30, 2002 and June 30, 2003.

     In connection with our acquisition of the hospice program of Trinity Health Ventures, Inc. in September 2001, we paid $1.3 million in cash and issued a promissory note payable to the seller in the principal amount of $0.2 million. The promissory note bears interest at the rate of 7% per annum and is due and payable in one installment of principal, plus accrued and unpaid interest, on February 28, 2002.


     Our credit agreement with Heller Healthcare Finance, Inc. provides us with a $20 million revolving line of credit for working capital, acquisitions and general corporate purposes. Prior to being amended on October 2, 2000, our credit agreement provided us with a $10 million revolving line of credit. Our revolving line of credit bears interest at fluctuating rates equal to 1.0% above the prime rate of interest designated by Citibank, with a floor of 10% per annum, and will mature on October 2, 2003. As of September 30, 2001, outstanding borrowings under our credit agreement were $5.5 million, plus accrued and unpaid interest of $0.1 million and the interest rate was 10%. As of September 30, 2001, $14.5 million was available for borrowing under our credit agreement. Our revolving line of credit is secured by all of our accounts receivable and any other right to payment for goods sold or leased or services rendered by us and all other property in our possession or under our control. We and our subsidiaries are subject to affirmative and negative covenants, including:


     - limitations on indebtedness, mergers, acquisitions and dispositions of assets, dividends, investments and liens;

     - license maintenance covenants; and

     - financial maintenance covenants.


     We were in full compliance with our financial and other covenants as of September 30, 2001. We expect to repay all outstanding indebtedness, including accrued and unpaid interest, under our credit agreement with a portion of the net proceeds from this offering. We may in the future refinance our credit agreement with a new credit agreement with our existing lender or new lenders.


     We expect that our principal liquidity requirements will be for working capital, debt service, anticipated hospice acquisition and development plans and other anticipated capital expenditures. We expect that the proceeds from this offering, together with our existing funds, cash flows from operations and borrowings under our credit agreement, will be sufficient to fund our principal liquidity requirements for at least 12 months following completion of this offering. If this offering is not completed, we believe that our existing funds, cash flows from operations and borrowings under our credit agreement would be sufficient to fund our principal liquidity requirements for at least the next 12 months, although this would limit our ability to expand our business through acquisitions and the development of new hospice locations. Our future liquidity requirements and the adequacy of our available funds will depend on many factors, including payment for our services, regulatory changes and compliance with new regulations, expense levels, capital expenditures and future acquisitions and development of new hospice locations.

PAYMENT, LEGISLATIVE AND REGULATORY CHANGES

     We are highly dependent on payments from the Medicare and Medicaid programs. These programs are subject to statutory and regulatory changes, possible retroactive and prospective rate adjustments, administrative rulings, rate freezes and funding reductions. Reductions in amounts paid by these programs for our services or changes in methods or regulations governing payments for our services could materially adversely affect our net patient service revenue and profits.

INFLATION

     The healthcare industry is labor intensive. Wages and other expenses increase during periods of inflation and when labor shortages occur in the marketplace. In addition, suppliers pass along rising costs to us in the form of higher prices. We have implemented cost control measures designed to curb increases in operating expenses. We have, to date, offset increases in operating costs by increasing patient census. However, we cannot predict our ability to cover or offset future cost increases.

RECENT ACCOUNTING PRONOUNCEMENTS

     In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which establishes accounting and reporting standards for derivative instruments and hedging activities. SFAS 133 requires that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. This statement was amended deferring the effective date to all fiscal quarters of fiscal years beginning after June 15, 2000. SFAS 133 is effective for the first quarter of 2001, and is not expected to have a material effect on our financial position or results of operations.

     In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101 (SAB 101), "Revenue Recognition in Financial Statements." SAB 101 summarizes certain of the SEC staff's views in applying generally accepted accounting principles to revenue recognition in financial statements. We believe that SAB 101 does not have a material impact on our results of operations, financial position or liquidity.

     In June 2001, the Financial Accounting Standards Board issued SFAS No. 141, "Business Combinations," and No. 142, "Goodwill and Other Intangible Assets," effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to annual impairment tests in accordance with the new rules. Other intangible assets will continue to be amortized over their useful lives. We will apply the new rules on accounting for goodwill and other intangible assets beginning in the first quarter of 2002. Application of the non-amortization provisions of the new rules is expected to result in an increase in net income, but the amount has not yet been determined as previous business combinations have not yet been analyzed under the new rules. During 2002, we will perform the first of the required impairment tests of goodwill and indefinite lived intangible assets as of January 1, 2002 and have not yet determined what the effect of these tests will be on our earnings and financial position.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

     Our primary market risk is exposure to changes in interest rates on debt instruments. As of June 30, 2001, we had $23.8 million in outstanding debt comprised of various fixed and variable rate debt instruments of $15.1 million and $8.7 million, respectively.

     Changes in interest rates would affect the fair market value of our fixed rate debt instruments but would not have an impact on our earnings or cash flows. Fluctuations in interest rates on our variable rate debt instruments, which are tied to the prime rate, would affect our earnings and cash flows but would not affect the fair market value of the variable rate debt. For each percentage point change in interest rates our annual interest expense would increase by approximately $0.1 million based on our outstanding variable debt as of June 30, 2001.

                                    BUSINESS

OVERVIEW

     We are one of the largest providers of hospice care in the United States in terms of both average daily census and number of locations. As a hospice care provider, our goal is to improve the quality of life of terminally ill patients and their families. We believe that our overriding focus on the delivery of quality, responsive service differentiates us from other hospice care providers.


     We have grown rapidly since we opened our first hospice location in January 1996. Through a series of acquisitions and the development of new hospice locations, we now have 38 hospice locations to serve patients and their families in 21 states. During September 2001, our average daily census was 3,320 patients, which represents a 48.2% increase over our average daily census in September 2000 of 2,240 patients. Our net patient service revenue increased from $1.0 million in 1996 to $85.3 million in 2000. Our net patient service revenue of $57.0 million for the six months ended June 30, 2001 represents an increase of 52.4% over our net patient service revenue of $37.4 million for the six months ended June 30, 2000. We intend to continue our growth through a disciplined strategy of acquisitions, development of new hospice locations and internal growth.


HOSPICE CARE

     The first hospice in the United States opened in 1974. In 1982, Congress enacted legislation creating the Medicare hospice program. Hospice care became a covered benefit under the Medicare program in 1983, separate and distinct from home health care and nursing home care. Unlike home health care, which focuses on the curative treatment of patients, hospice care focuses primarily on improving the quality of life of terminally ill patients and their families.

     A central concept of hospice care involves the creation of an interdisciplinary team that provides comprehensive management of the healthcare services and products needed by hospice patients and their families. An interdisciplinary team is typically comprised of:

     - a physician;

     - a patient care manager;

     - one or more registered nurses;

     - one or more certified home health aides;

     - a medical social worker;

     - a chaplain;

     - a homemaker; and

     - one or more specially trained volunteers.

     We assign each of our hospice patients to an interdisciplinary team, which assesses the clinical, psychosocial and spiritual needs of the patient and his or her family, develops a plan of care, and delivers, monitors and coordinates that plan with the goal of providing appropriate care for the patient and his or her family. This interdisciplinary team approach offers significant benefits to hospice patients, their families and payors including:

     - the provision of coordinated care and treatment;

     - clear accountability for clinical outcomes and cost of services; and

     - the potential reduction of stress and dysfunction of patients and their families.

     In contrast, the treatment of terminally ill patients outside the hospice setting often results in the patient receiving medical services from physicians, hospitals, home health agencies, skilled nursing facilities, home infusion therapy companies and/or pharmacies, with little or no effective coordination among the providers. This lack of coordination often results in a lack of clear accountability for clinical outcomes and the cost of services provided. In addition, the provision of services in this uncoordinated fashion may cause additional stress and dysfunction to patients and their families and result in higher costs.

     Medicare-certified hospice providers must provide the following four distinct levels of care:

     - Routine Home Care. Routine home care is hospice care provided to patients and their families at home or in a long-term care facility where the patient resides. Routine home care involves regular visits by members of the interdisciplinary team. Routine home care is the largest component of services provided by hospice care providers.

     - General Inpatient Care. General inpatient care is provided in instances where short-term inpatient care is required for pain control or symptom management that cannot feasibly be provided in other settings. These services are provided in either a free-standing inpatient facility, a hospital or a long-term care facility.

     - Continuous Home Care. Continuous home care is provided during periods of crisis when a patient requires constant care, primarily nursing care, to achieve palliation or management of acute medical symptoms. To qualify for Medicare continuous home care payments, the care must be provided for a minimum of eight hours during a 24-hour day and nursing care must account for more than one-half of the care provided during the periods.

     - Respite Care. Respite care is short-term inpatient care provided to a patient only when necessary to relieve the patient's family or other caregiver from the demands of providing care and support to hospice patients in their homes. These services are provided in inpatient facilities similar to those used to provide general inpatient care.

     For a complete description of our hospice services, see "-- Our Hospice Services."

THE HOSPICE INDUSTRY AND MARKET OPPORTUNITY

     THE HOSPICE INDUSTRY

     The Medicare program, which is the largest payor for hospice services, pays hospice providers fixed daily or hourly amounts based on the level of care provided to hospice patients and their families. In addition to Medicare, hospice care is covered by Medicaid in 43 states and the District of Columbia and by most private insurance plans.

     According to the Centers for Medicare and Medicaid Services, formerly known as the Health Care Financing Administration, Medicare payments for hospice services increased from approximately $118 million in 1988 to approximately $2.9 billion in 2000. According to the United States General Accounting Office, referred to in this prospectus as the "GAO," the number of Medicare beneficiaries electing hospice care increased over 150% between 1992 and 1998. We believe that these significant increases are due in large part to increasing public awareness and acceptance of hospice care and the benefits it provides to hospice patients and their families and payors.

     Despite the rapid growth of the Medicare hospice program, hospice services represented only approximately one percent of total Medicare spending in 2000. Although hospice services represent only a small portion of the total annual Medicare budget, they generate significant savings for the Medicare program:

     - A 1995 industry study conducted by Lewin-VHI, Inc. for the National Hospice and Palliative Care Organization concluded that Medicare beneficiaries who elected hospice care incurred $3,192 less cost in the last month of life than those beneficiaries who did not elect hospice care.

     - The same 1995 industry study estimated that for every dollar Medicare spends on hospice care, Medicare saves $1.52 in Medicare expenditures.

     In the past decade, the number of hospice providers and beneficiaries in the United States has increased significantly. According to the GAO, 1,208 Medicare-certified hospices operated in the United States in 1992, serving more than 143,000 Medicare beneficiaries who elected hospice care. By 1998, the number of Medicare-certified hospices increased to 2,196, serving nearly 360,000 Medicare beneficiaries. Approximately 63% of these hospices are not-for-profit hospices.

     As the hospice industry has grown significantly, the types of medical conditions of patients who have chosen hospice care have broadened. In 1992, according to the GAO, 75.6% of the Medicare beneficiaries electing hospice care had conditions related to cancer. By 1998, the percentage of Medicare beneficiaries electing hospice care who had conditions related to cancer declined to 57.4%. According to the GAO, from 1992 to 1998, hospice enrollment by Medicare beneficiaries with cancer increased 90.5%, while enrollment by beneficiaries with all other conditions increased 338.0%. From 1998 to December 31, 2000, our total admissions grew 152.0%, with cancer admissions and non-cancer admissions representing 33.6% and 66.4%, respectively, of total growth. In 1998, our cancer admissions and non-cancer admissions represented 45.0% and 55.0%, respectively, of all admissions. In 2000, cancer admissions decreased to 38.1% of all admissions and non-cancer admissions increased to 61.9% of all admissions. We believe that the increasing diversity of the medical conditions of the hospice patient population represents a growing acceptance and understanding of hospice care by the general public and healthcare practitioners. We believe that the trend in increasing diversity of the medical conditions of the hospice patient population is continuing. We have not experienced any significant increase in our costs of providing hospice services from this increasing diversity of medical conditions. Common conditions of hospice patients industry-wide, and the approximate percentage of Medicare beneficiaries electing hospice care in 1998 with those conditions, are as follows:

PRIMARY DIAGNOSIS                                              PERCENT
-----------------                                              -------
Cancer......................................................     57.4%
Congestive heart failure....................................      6.8
Chronic obstructive pulmonary disease.......................      4.4
Stroke......................................................      3.7
Alzheimer's disease.........................................      3.3
Other (including dementia, ALS, renal disease and liver
  disease)..................................................     24.4
                                                                -----
     Total..................................................    100.0%
                                                                =====

     The hospice industry has experienced declining average lengths of stay over the past several years. Although more Medicare beneficiaries choose hospice care, many are doing so closer to the time of death. According to the GAO, the average hospice length of stay declined from 74 days in 1992 to 59 days in 1998. Decisions about whether and when to use hospice care depend on physician preferences and practices, patient choice and diagnosis, and public and professional awareness of the Medicare hospice benefit. Along with these factors, increases in regulatory scrutiny of compliance with Medicare program eligibility requirements may have contributed to declines in the average length of stay of hospice patients. In response to this decline, the Centers for Medicare and Medicaid Services sent a letter to all Medicare-certified hospices in September 2000 reaffirming that Medicare hospice beneficiaries are not limited to six months of coverage and that there is no limit on how long a Medicare beneficiary can receive hospice benefits and services, provided that the beneficiary continues to meet the eligibility criteria under the Medicare hospice program. See "-- Government Regulation -- Overview of Government Payments."

     MARKET OPPORTUNITY

     We believe that a number of factors will drive growth in the hospice industry. We believe that we are well positioned to take advantage of these growth opportunities:

     - Aging Population in the United States. Over 90.2% of our patients are at age 65 and over. According to the 2000 census conducted by the United States Census Bureau, an estimated 35.0 million persons, or approximately 12.4% of the total United States population, were age 65 and over. The United States Census Bureau projects that the population of persons age 65 and over will rise to an estimated 53.7 million persons, or approximately 16.5% of the total United States population, by the year 2020.

     - Underserved Hospice Market. In 1998, approximately 2.3 million persons died in the United States. Of these, approximately 1.7 million were age 65 and over. According to the GAO, only approximately 19% of Medicare beneficiaries who died in 1998 received hospice care. We believe that a significant percentage of Medicare beneficiaries who do not receive hospice services would be appropriate for hospice care. As of June 30, 2001, approximately one-half of our hospice patients resided in nursing homes and other long-term care facilities. According to a recent article published in the Journal of the American Medical Association, nearly half of all persons in the United States who live to age 65 will enter a nursing home before they die. Many nursing home patients have medical conditions that may make them appropriate for hospice care. However, only an estimated one percent of the nursing home population enrolls in hospice care. We believe that the relatively low level of hospice care penetration and the growing population of persons age 65 and over demonstrate that the market for hospice care services is substantially underserved.

     - Cost Savings of Hospice Care to the Medicare Program. According to the Centers for Medicare and Medicaid Services, Medicare beneficiaries incur an estimated 28% of all Medicare costs in their last year of life, with an estimated 50% of that total incurred in the last two months of life. Studies have demonstrated that hospice care generates significant savings to the Medicare program. These Medicare savings are generated because patients are typically treated in their residence throughout their illness without the need for treatment in expensive acute care facilities. We believe that the cost savings related to hospice care, combined with the projected substantial increase in Medicare beneficiaries, further enhance the potential growth of the hospice industry.

     - Fragmented Hospice Market. The hospice industry is highly fragmented, consisting of over 2,000 hospice locations throughout the country, most of which are small- and medium-sized providers. According to the GAO, in 1999 approximately 56.7% and 37.2% of the Medicare-certified hospices were small- and medium-sized providers, respectively. In its study, the GAO included all Medicare-certified hospice providers with less than 100 patient admissions in 1999 as small providers and included all Medicare-certified hospice providers with at least 100, but less than 500, patient admissions in 1999 as medium-sized providers. We believe that the fragmentation of the hospice industry provides significant opportunities for consolidation in the hospice industry.

     - Increasing Public Awareness and Acceptance of Hospice Care. Between 1992 and 1998 the number of Medicare beneficiaries electing hospice care increased over 150% and the diversification of medical conditions of patients electing hospice care also increased significantly. Public and professional awareness and acceptance of hospice care significantly influences the use of hospice care. The need for greater public and professional understanding of options for end-of-life care, including hospice, has been highlighted in recent congressional hearings and other public forums and by medical societies, patient advocacy groups and the hospice industry. We believe that public awareness and acceptance of hospice care is increasing and is likely to continue to increase in the future.

OUR COMPETITIVE ADVANTAGES

     We have grown rapidly and achieved profitability as a result of the following competitive advantages:

     WE ARE ONE OF THE LARGEST PROVIDERS OF HOSPICE CARE


     We are one of the largest providers of hospice care in the United States in terms of both average daily census and number of locations. Our average daily census for September 2001 was 3,320 patients, and we currently have 38 hospice locations to serve patients and their families in 21 states. We believe that our size provides us with numerous operating advantages over small hospices, which make up most of the hospice industry, including:


     - Professionally Trained Marketing Team. We maintain a professionally trained team of over 90 employed marketing representatives who regularly educate new and existing patient referral sources about the benefits of hospice care and the services that we provide. Our team of marketing representatives has enabled us to develop a significant base of patient referral sources in our markets. Unlike most hospice care providers, we have the resources to maintain this dedicated marketing staff.

     - Active Cost Management and Centralized Corporate Services. We actively manage and monitor several daily indicators to track performance across our multiple hospice locations, which enables us to develop best practices, improve efficiencies, manage costs and increase operating margins. A key aspect of our patient care cost management is our acuity-based management model, which optimizes patient care in a cost appropriate manner. In addition, we have centralized many of our administrative functions, thereby enabling us to spread administrative costs over our multiple hospice locations. We also believe that our size and local market presence allow us to negotiate more favorable purchasing arrangements with suppliers of drugs, durable medical equipment and disposable medical supplies. For example, we have a national contract for medical supplies that provides for greater discounts as purchasing volume increases. In addition, we have also successfully negotiated local purchasing contracts that provide for discounts and in some instances per diem arrangements, rather than the more typical fee-for-service arrangements.

     - Comprehensive Compliance and Continuous Quality Improvement Programs. We have developed, implemented and maintain comprehensive compliance and continuous quality improvement programs as part of our provision of centralized corporate services to our 38 hospice locations. We believe this provides a competitive advantage because it facilitates the delivery of consistent and quality service to our patients and their families, allows us staffing and oversight for compliance purposes which facilitates ongoing growth and insures that our employees are well trained. For a more detailed discussion of our compliance and continuous quality improvement programs, see "-- Compliance and Continuous Quality Improvement Programs."

     WE HAVE A PROVEN TRACK RECORD IN GROWING OUR BUSINESS THROUGH A BALANCED GROWTH STRATEGY

     We have grown rapidly through a focused strategy of acquisitions, development of new hospice locations and internal growth. Since we began our operations, our net patient service revenue has increased from $1.0 million in 1996 to $85.3 million in 2000. We reported net income of $3.1 million in 2000. We reported net income of $0.9 million and $4.9 million for the six months ended June 30, 2000 and 2001, respectively.

     We have acquired 33 hospice locations since beginning our operations in 1996. Six of these locations were combined with other locations and one location was subsequently closed. We have successfully integrated our acquired hospice locations into our operations by implementing our standardized operating model, including daily cost management, and our marketing programs to increase patient referrals. In the second half of 1999, for example, we completed two acquisitions consisting of eight separate hospice locations, including three inpatient facilities. The combined patient census for these acquired hospice locations was 430 at the time of acquisition. The combined average daily census for these locations in

September 2001 was 632, representing an increase of approximately 47.0%. In 2000, we acquired one hospice location with a patient census of 45 at the time of acquisition. The average daily census for this location in September 2001 was 56, representing an increase of approximately 24.4%.


     We have also developed eleven new hospice locations, and we are currently developing one additional location. When developing a new hospice location, we utilize our standardized operating model that, as with acquisitions, focuses on minimizing costs while growing patient census. Applying our standardized development approach, on average, we have reached breakeven, as measured by EBITDA excluding corporate overhead allocations, at our new locations within approximately ten months from the date we began development.

     We have successfully increased our patient referrals in each of the markets in which we operate by utilizing our marketing representatives to establish and develop referral sources, as well as by providing responsive, quality service.

     WE ARE A RESPONSIVE, COMPREHENSIVE PROVIDER OF QUALITY HOSPICE SERVICES

     We focus on the prompt and efficient delivery of services to our patients and their families by adhering to our 14 service standards, which stress:

     - patient admissions within three hours after receiving a physician's order for hospice care;

     - daily contact with our patients and their families to assess their needs;

     - prompt, responsive and comprehensive service for our patients and their families at all times; and

     - satisfaction of individualized patient and family needs.

     We believe that our ability to consistently provide responsive, quality service to our patients and their families has been a key factor in our ability to increase patient referrals. We also believe that our commitment to provide comprehensive hospice care is an important factor in increasing patient referrals. For example, we are committed to providing continuous care to all patients who are appropriate for this level of care. While all Medicare-certified hospice providers must be able to provide all four levels of care, we believe that this commitment distinguishes us from most hospice providers.

     WE HAVE A STANDARDIZED AND EFFICIENT OPERATING MODEL

     We operate in a fixed payment environment, with payments based on the level of care that we provide to our patients and their families. Accordingly, controlling our costs is essential to maintaining our profitability.

     We actively manage and monitor several day-to-day indicators, including admissions, discharges by type of discharge, admission conversions and appropriate utilization of services on a daily basis. We also track on a regular basis various key measures of our costs per day of care, including costs of labor, medication, durable medical equipment, medical supplies and patient care mileage expense. These measurement tools assist us in tracking the performance of our business and efficiently providing quality, responsive care to our patients and their families. We believe that most hospice providers do not have the resources to implement systems to effectively monitor and manage the cost of providing hospice care.

     Each of our hospice locations is supported by our corporate office in Dallas, Texas, which provides coordination, centralized resources and corporate services to each of our hospice locations. The support services that our corporate office provides allows us to reduce our administrative overhead and should allow us to gain additional operating efficiencies as we grow.

     We can apply our standardized operating model at acquired and start-up hospice locations quickly and efficiently. Our standardized operating model and our centralized corporate services enable us to quickly control costs at our hospice locations, while providing prompt, responsive and comprehensive quality service to our patients and their families.

     WE HAVE AN EXPERIENCED MANAGEMENT TEAM

     Our ability to grow profitably, deliver quality services and implement our operating model has been in large part the result of our senior management team. Our six executive officers have over 40 years of combined experience in the hospice industry. In addition, four of our executive officers, including our chief executive officer and chief operating officer, have worked together previously for another for-profit hospice provider. Our senior management team operates as a cohesive, complementary group, reflecting extensive marketing experience, as well as operating knowledge and understanding of the regulatory environment in which we operate. We believe that our management team differentiates us from small hospice providers, which generally lack the resources to attract and maintain an experienced management team.

OUR BUSINESS STRATEGY

     Our goal is to become the leading provider of hospice care in the United States. To achieve this goal, we have adopted the following strategies:

     EXPAND OUR BUSINESS IN NEW AND EXISTING MARKETS BY SELECTIVELY ACQUIRING HOSPICES

     We intend to expand our business by actively pursuing strategic acquisitions of hospices in new and existing markets throughout the United States. We believe that significant opportunities exist for growth through acquisitions of hospices. The hospice industry consists of over 2,000 hospice locations, most of which are operated by small- and medium-sized providers. The current healthcare environment presents these providers with several challenges, such as changing regulatory requirements and increasing cost pressures. We believe that the fragmented nature of the hospice industry, combined with these other factors, provides us with significant opportunities to grow our business through acquisitions. To take advantage of acquisition opportunities, we have developed a focused acquisitions program that is overseen and coordinated by our director of business development.

     In identifying new and existing markets in which to acquire a hospice, we consider the following criteria, among others:

     - demographics evidencing a significant and growing population of persons age 65 and older;

     - the number of nursing home beds located in the market and the receptivity to hospice care by these nursing homes;

     - the level of competition in the market, with emphasis on the market share of existing hospice providers and their quality of care and reputation; and

     - the regulatory environment.

     Before completing an acquisition, we actively seek to retain employees of the acquired hospice by emphasizing our compensation and benefits programs, our corporate philosophy and their future responsibilities with us. After we acquire a hospice, we:

     - continue to seek to retain employees and maintain the existing patient referral base of the hospice;

     - improve operations by implementing our efficient operating model, appropriate expense controls and service standards at the hospice;

     - implement our marketing program to increase patient referrals by, among other things, hiring marketing representatives; and

     - conduct extensive marketing and clinical training, including customer service and quality assurance, at the hospice.

     EXPAND OUR BUSINESS IN NEW AND EXISTING MARKETS BY DEVELOPING NEW HOSPICE LOCATIONS

     In addition to our acquisitions initiative, we intend to expand our business by actively pursuing the development of new hospice locations in new and existing markets throughout the United States. We identify markets in which to develop a new hospice location by employing the same criteria utilized in identifying markets for acquisitions.

     After we identify a market in which to develop a new hospice location, we utilize our standardized approach to the development of the new location, beginning with the identification and recruitment of a general manager who is familiar with the local market, the hiring of other key personnel and the leasing of office space. We then begin training key personnel and preparing for the initial Medicare survey. During this phase, we also hire three or more marketing representatives to allow time for extensive training and the development of relationships in the community. This approach has been successful in increasing patient census at our new locations. We also begin establishing contractual arrangements with local suppliers, nursing homes, assisted living facilities, adult care centers and managed care companies. During the next phase of the start-up model, which generally occurs during the third month of the development of a new location, we seek to admit our first patients, at which time we request the Medicare survey. After we complete the initial Medicare survey and become certified, we aggressively expand marketing and admissions activities and begin billing for our services.

     ACTIVELY SEEK TO INCREASE PATIENT REFERRALS

     We actively seek to increase patient referrals at all locations by both increasing patient referrals from existing referral sources and establishing new referral sources. Our referrals originate from:

     - physicians;

     - long-term care facilities, including nursing homes, assisted living facilities and adult care centers;

     - hospitals;

     - managed care companies; and

     - insurance companies.

     In each of our markets, we have implemented a marketing plan designed to address the specific needs of the patient referral sources in that market and to promote the quality, responsive and comprehensive service we provide to our patients and their families. We utilize three or more dedicated marketing representatives in each of our markets and currently employ over 90 marketing representatives company-wide. Each marketing representative seeks to develop relationships with patient referral sources located in the marketing representative's territory by regularly calling on these referral sources and educating groups of physicians, social workers, nurses and nursing home personnel regarding hospice care generally and our services specifically. As part of a marketing representative's ongoing contact with a patient referral source, the marketing representative assists the referral source in identifying patients and families who are appropriate for hospice care and provides periodic information on a referred patient's status.

     At each of our locations, our general manager, patient care manager and marketing representatives coordinate their efforts to obtain contracts with nursing homes, managed care companies and insurance companies. In addition, in many of the markets we serve, we conduct local public relations campaigns that promote hospice care. We also actively participate in community-related projects to increase public awareness of hospice care.

     We believe that our marketing efforts, combined with our quality, responsive and comprehensive service, will enable us to continue to increase patient referrals.

     ACTIVELY MANAGE PATIENT CARE COSTS BY APPLYING OUR ACUITY-BASED CASE MANAGEMENT MODEL

     Because we operate in a fixed payment environment, controlling costs is critical to our profitability. We actively manage our patient care costs through an acuity-based case management model. This model allows us to efficiently allocate our resources, including staffing, to optimize patient care in a cost-appropriate manner. We devised our acuity-based case management model to provide the best care for patients and their families and to ensure that the appropriate resources are utilized at the appropriate time. Our model focuses on providing services to patients and their families at each phase along the care continuum by tailoring our care to their individualized and changing needs. We allocate our resources to patients and their families according to their changing needs, as determined by our patients and their families and physicians in consultation with an interdisciplinary team, rather than providing all services at all times. Along a patient's care continuum, the patient and his or her family may have greater psychosocial and spiritual needs initially and later have greater medical needs.

OUR HOSPICE SERVICES

     When a patient is referred to us, one of our admissions coordinators contacts the referral source to obtain the necessary patient information and physician approvals. We then contact the patient and his or her family to set up an appointment, at which time we explain our hospice program and the services we provide in greater detail and obtain all necessary patient and family consents and forms. In order to qualify for the Medicare hospice benefit, the patient's treating physician and our medical director must certify that the patient has less than six months to live if the disease runs its normal course in the best judgment of the physician or medical director, and the patient must sign an elective statement indicating that the patient understands the nature of the illness and of hospice care. By signing the statement, the patient surrenders any rights to other Medicare benefits related to the patient's terminal illness while receiving hospice care. Once all of the paperwork is obtained, a full nursing assessment is performed by one of our nurses, and we assign the patient to an interdisciplinary team that assumes responsibility for developing and delivering the patient's plan of care.

     In keeping with the hospice concept, we provide intensive treatment of the physical and emotional pain and symptoms associated with terminally ill patients. This palliative care focuses primarily on enhancing a patient's comfort and overall quality of life and is generally provided in the patient's home, a nursing home or a hospital. Our services are available 24 hours a day, seven days a week and include, among others:

     - Nursing Care. Registered nurses coordinate the care for every patient, provide direct patient care and check symptoms and medications.

     - Home Care Aide and Homemaker Services. Home care aides provide personal care to patients, such as bathing, feeding and dressing. Homemaker services include light housekeeping and assistance with daily living.

     - Spiritual Support and Counseling. Clergy and other counselors provide spiritual support and counseling to patients and their families.

     - Medical Social Services. Social workers provide advice and counseling to patients and their families.

     - Physical, Occupational and Speech Therapy Services. Professional therapists provide therapy to patients to assist them in remaining independent.

     - Medications, Equipment and Supplies. We provide drugs, equipment and supplies to patients to treat physical pain and symptoms and to enable patients to receive hospice care where they reside.

     - Continuous Home Care. During periods of crisis, we provide continuous home care to our patients and their families. This care is predominantly nursing care and is provided in increments of at least eight hours in a 24-hour period. We provide continuous care when, because of the need for pain and symptom management, constant monitoring and support are required, but inpatient care is not yet needed.

     - Respite Care. We provide or arrange for short-term care to patients in inpatient facilities to provide respite to family members caring for the hospice patient.

     - Hospice Inpatient Care. We provide or arrange for short-term hospice inpatient care when adequate care is not feasible in the patient's home due to the patient's condition.

     - Volunteer Services and Support. Trained volunteers assist with everyday tasks, such as shopping, and provide support and companionship, respite sitting, personal care services and certain professional services.

     - Financial Counseling. We provide financial counseling to hospice patients and their families to assist them in handling the financial issues associated with a terminal illness.

     - Bereavement Care and Counseling. We provide, at our cost, counseling services to family members for a period of up to one year following the patient's death.

     We provide most hospice services to our patients and their families where they reside. We provide or arrange for inpatient and respite care and services in one of three settings:

     - long-term care facilities and hospitals under contractual relationships;

     - free-standing inpatient facilities operated by us; or

     - inpatient units leased from hospitals and operated by us.

     We currently operate four free-standing inpatient hospice facilities. We have two inpatient facilities in Phoenix, Arizona, and one each in Tucson, Arizona, and Las Vegas, Nevada. The Phoenix and Tucson facilities each have eleven beds. The Las Vegas facility has twenty-two beds.

     We also operate one inpatient hospice unit that we lease from DeKalb Medical Center located in the Atlanta, Georgia metropolitan area. DeKalb Medical Center provides us and our patients with dedicated space, housekeeping and dietary services and other ancillary services. We provide the administrative and clinical staff to operate the inpatient unit at DeKalb Medical Center.

     In markets in which we do not operate free-standing inpatient hospice facilities or inpatient units at hospitals, we contract with hospitals and long-term care facilities to provide inpatient hospice care on an as-needed basis. Under these arrangements, our interdisciplinary team implements and provides hospice services through the hospital's or long-term care facility's employees. Our interdisciplinary team remains ultimately responsible for the patient and the quality of the services provided to the patient. In addition, we provide all hospice services that the hospital or long-term care facility does not provide.

     We often provide hospice care to patients residing in nursing homes, assisted living facilities and other similar long-term care facilities, treating the facility essentially as the patient's home. We have entered into agreements with these facilities to render hospice care to patients residing in these facilities. During the six months ended June 30, 2001, patients who resided in long-term care facilities accounted for approximately 48.4% of days of care during that period.

MARKETING

     Our patient referral sources are physicians, hospitals, nursing homes, assisted living facilities, adult care centers, managed care companies and insurance companies. We have an employed staff of over 90 dedicated marketing representatives who seek to develop relationships with patient referral sources located in their respective markets by regularly calling on these referral sources and educating groups of physicians, social workers, nurses, and staff at nursing homes and other long-term care facilities regarding hospice care generally and our services specifically. As part of a marketing representative's ongoing contact with a patient referral source, the marketing representative assists the referral source in identifying patients and families who are appropriate for hospice care and provides periodic information on referred patients' status. In addition to our marketing representatives, our more than 1,100 caregivers, who routinely have contact with our referral sources, regularly assist our referral sources in identifying patients who are appropriate for hospice care.

     When we acquire a hospice, we hire additional marketing representatives as needed. In each start-up location, we hire three or more marketing representatives prior to the planned opening of the location to allow time for extensive training and the development of relationships in the community.

     We have also developed tailored marketing plans to meet the specific needs of each of our patient referral sources:

     - Physicians. Our marketing representatives target a broad variety of physicians, including primary care physicians and specialists, who regularly see a high number of patients potentially eligible for hospice care. We have developed disease specific marketing materials that we provide to these physicians. We update each physician who refers a patient to us on the patient's condition on a regular basis according to each physician's instructions. We actively involve the local physician community in assisting us in creating the type of hospice programs that best meet its needs as well as those of patients and their families.

     - Hospitals. Our marketing representatives call on physicians, patient discharge planners and social workers at hospitals. We utilize our disease specific marketing materials when marketing to the various hospital departments, including oncology and cardiology. We educate hospital staff on the benefits and cost advantages of hospice care over traditional inpatient care for those patients who are candidates for hospice care.

     - Long-Term Care Facilities. We negotiate contracts with nursing homes and have arrangements with assisted living facilities and adult care centers to provide routine home care, inpatient care and respite care at these facilities. Our marketing representatives regularly call on nurses, social workers, directors of nursing, administrators and other staff members at these facilities who are in a position to identify or refer hospice patients. In addition, our marketing representatives conduct regular training programs for the staff of these facilities to educate them on hospice care and its benefits.

     - Managed Care Companies and Insurance Companies. Our marketing representatives regularly call on case managers for managed care companies and insurance companies to remind them of the advantages of our hospice services. We regularly conduct training programs to educate case managers of the benefits of hospice care, including potential cost savings. Our general managers and marketing representatives coordinate their efforts to obtain contracts with managed care companies and insurance companies. Because managed care companies and insurance companies often have special needs, we strive to meet their requirements by providing them with individualized patient reports.

     In many of the markets that we serve, we also conduct local public relations campaigns to promote hospice awareness.

CENTRALIZED OPERATIONS AND INFORMATION SYSTEMS

     CENTRALIZED OPERATIONS

     We have designed our organizational structure to achieve a high level of patient and family satisfaction, provide quality care, permit our hospice locations to continue to grow and develop, and minimize overhead. Our corporate office in Dallas, Texas supports each of our hospice locations by providing coordination, centralized resources and corporate services to each of our hospice locations, including:

     - financial accounting systems;

     - information and telecommunications systems;

     - clinical support services;

     - human resources administration;

     - regulatory compliance and quality assurance;

     - marketing and educational materials; and

     - training and development.

     We process all billing electronically at our corporate office. Our corporate office bills Medicare monthly and generally receives payment electronically within fourteen working days. Our corporate accounting personnel prepare monthly operating statements for each of our locations and review these statements for operating trends and compliance with budget forecasts. We prepare annual operating budgets for each of our hospice locations. We also provide centralized cash management and accounts payable and payroll processing.

     INFORMATION SYSTEMS

     We utilize a server-based system and laptop and desktop computers to connect all of our locations to one another electronically. We utilize a server-based billing system, which we installed in April 2000. Each local office enters all initial patient registration information and updates to the billing status through our intranet system. Our new billing system and the use of our intranet system has resulted in greater accuracy and more rapid collections. We recently updated our human resources system to accommodate our anticipated growth for the next two years. We continue to seek ways to implement relevant technology to enhance business processes, thereby increasing efficiency. We have appointed a task force to direct our compliance with proposed federal regulations regarding the privacy and security of patient medical information. See "-- Government Regulation."

HOSPICE OFFICES AND INPATIENT FACILITIES

     Below is a listing of our current locations by city and average daily census of each location.


                                                                                                 AVERAGE
                                                                                                  DAILY
                                                       ACQUIRED/                                  CENSUS
LOCATION                            LOCATION TYPE      DEVELOPED   YEAR ACQUIRED/DEVELOPED   (SEPTEMBER 2001)
--------                          ------------------   ---------   -----------------------   ----------------
ALABAMA
  Birmingham....................  Hospice Office       Developed         1998                       148
ARIZONA
  Phoenix (Mesa)................  Inpatient Facility   Acquired          1999                         8(1)
  Phoenix (Peoria)..............  Inpatient Facility   Acquired          1999                         9(1)
  Phoenix.......................  Hospice Office       Acquired       1997/1999                     203(2)
  Tucson........................  Inpatient Facility   Acquired          1999                         8(1)
  Tucson........................  Hospice Office       Acquired          1999                       154
ARKANSAS
  Little Rock...................  Hospice Office       Acquired          2001                        70
CALIFORNIA
  Orange County (Garden
     Grove).....................  Hospice Office       Acquired          1999                       135
  Los Angeles (Culver City).....  Hospice Office       Acquired          2000                        56
  Riverside.....................  Hospice Office       Acquired          1999                        54
  San Bernardino................  Hospice Office       Acquired          2001                        61
  San Diego.....................  Hospice Office       Acquired          1999                       109
  San Jose......................  Hospice Office       Acquired          1998                        57

                                                                                                 AVERAGE
                                                                                                  DAILY
                                                       ACQUIRED/                                  CENSUS
LOCATION                            LOCATION TYPE      DEVELOPED   YEAR ACQUIRED/DEVELOPED   (SEPTEMBER 2001)
--------                          ------------------   ---------   -----------------------   ----------------
COLORADO
  Denver........................  Hospice Office       Acquired          1998                        80
  Colorado Springs..............  Hospice Office       Acquired          2001                        55
GEORGIA
  Atlanta.......................  Hospice Office       Developed         1997                       108
  Atlanta (DeKalb)..............  Inpatient Facility   Developed         1999                         7(1)
ILLINOIS
  Chicago.......................  Hospice Office       Developed         2000                        28
INDIANA
  Indianapolis..................  Hospice Office       Developed         1996                        93
LOUISIANA
  New Orleans (Metairie)........  Hospice Office       Acquired          1998                       198
MICHIGAN
  Detroit (Novi)................  Hospice Office       Acquired          1998                       125
MISSOURI/KANSAS
  Kansas City...................  Hospice Office       Acquired          1998                       172
NEVADA
  Las Vegas.....................  Hospice Office       Acquired          1997                       122
  Las Vegas.....................  Inpatient Facility   Developed         1997                        19(1)
NEW JERSEY
  Edison........................  Hospice Office       Developed         1997                        42
OKLAHOMA
  Oklahoma City.................  Hospice Office       Acquired          1998                       129
PENNSYLVANIA
  Pittsburgh....................  Hospice Office       Developed      1996/2001                     173(3)
SOUTH CAROLINA
  Charleston....................  Hospice Office       Acquired          2001                        35
TENNESSEE
  Nashville.....................  Hospice Office       Acquired          1998                       102
TEXAS
  Beaumont......................  Hospice Office       Acquired          2001                        58
  Dallas........................  Hospice Office       Acquired          1997                       204
  El Paso.......................  Hospice Office       Developed         2000                        23
  Fort Worth....................  Hospice Office       Developed         1997                        88
  Houston (Baytown).............  Hospice Office       Acquired          1998                        70
  Houston (Bellaire)............  Hospice Office       Acquired          1998                        74
  San Antonio...................  Hospice Office       Developed         1997                        97
VIRGINIA
  Norfolk.......................  Hospice Office       Developed         2001                       N/A(4)
WISCONSIN
  Milwaukee.....................  Hospice Office       Acquired          1998                       146


----------------------

(1) Each of our inpatient facilities has 11 beds, except for our facility in Las Vegas, Nevada, which has 22 beds.

(2) We transferred the operations of our Phoenix, Arizona hospice acquired in 1999 to our Phoenix, Arizona hospice acquired in 1997.

(3) We transferred the operations of our Pittsburgh, Pennsylvania hospice acquired on June 1, 2001 to our Pittsburgh, Pennsylvania hospice opened in 1996.



(4) We are currently developing a new location in Norfolk, Virginia. We anticipate admitting our first hospice patients at this new location in the fourth quarter of 2001.


     Our corporate headquarters are located in Dallas, Texas. We currently lease approximately 22,000 square feet of space at 717 N. Harwood, Suite 1500, Dallas, Texas. We believe that these facilities are adequate for our current uses and that additional space is available to accommodate our anticipated growth.

     We lease the facilities where our various hospice agencies conduct their operations. Our leases have varying terms from one to ten years.

GOVERNMENT REGULATION

     GENERAL

     The healthcare industry and our hospices are subject to extensive federal and state regulation. Our hospice agencies are licensed as required under state law as either hospices or home health agencies, or both, depending on the regulatory requirements of each particular state. In addition, our hospices are required to meet participation conditions to be eligible to receive payments under the Medicare and Medicaid programs. All of our hospice locations, other than our location currently in development, are certified for participation in the Medicare program and are also eligible to receive payments as hospices in the Medicaid programs of the states in which we operate who offer a Medicaid hospice benefit. Our hospices are subject to periodic survey by governmental authorities to assure compliance with both state licensing and certification requirements.

     Medicare is a federally funded and administered health insurance program, primarily for individuals entitled to social security benefits who are 65 years of age or older or who are disabled. Medicaid is a health insurance program jointly funded by state and federal governments that provides medical assistance to qualifying low income persons. Each state Medicaid program has the option to provide payment for hospice services. Nineteen of the 21 states in which we currently operate cover Medicaid hospice services; however, we cannot assure you that these states will continue to cover hospice services or that states into which we expand our operations may cover or continue to cover hospice services. We have not been adversely affected by the absence of a Medicaid benefit in the two states in which we currently operate that do not have a Medicaid benefit.

     Medicare Conditions of Participation. The Medicare program requires each of our hospice locations to satisfy prescribed conditions to be eligible to receive payments, including the following:

     - Governing Body. Each hospice must have a governing body that is responsible for the overall operation of the hospice and for ensuring that all services are provided consistent with accepted standards of practice. The governing body must designate one individual who is responsible for the day-to-day administrative operations of the hospice.

     - Medical Director. Each hospice must have a medical director that is responsible for the medical component of patient care.

     - Professional Management. A hospice may arrange for the provision of non-core services by another individual or entity. The hospice must, however, retain professional management responsibility for arranged services and ensure that these services are furnished safely and effectively by qualified personnel in accordance with the patient's plan of care.

     - Plan of Care. The patient's attending physician, the medical director and the interdisciplinary team must establish a written plan of care prior to providing care to the patient.

     - Continuation of Care. A hospice cannot discontinue or reduce care provided to a Medicare beneficiary because of the beneficiary's inability to pay for that care.

     - Informed Consent. The hospice must obtain from either the hospice patient or a family member an informed consent form that specifies the type of care and services that may be provided as hospice care during the illness.

     - In-Service Training. A hospice must provide an ongoing training program for its employees.

     - Quality Assurance. A hospice must provide an ongoing, comprehensive, integrated self-assessment of the quality and appropriateness of care. See "-- Compliance and Quality Improvement Programs."

     - Interdisciplinary Team. A hospice must have an interdisciplinary team that establishes policies and supervises the provision of hospice care and services. The team must include at least a physician, registered nurse, social worker and pastoral or other counselor. All of the members of the team must be employees of the hospice with the exception of the physician, who may be under contract with the hospice.

     - Volunteers. Hospices must recruit and train volunteers to provide care and services under the supervision of hospice employees. These volunteers must provide administrative or direct patient care in an amount that, at a minimum, equals five percent of the total patient care hours provided by all paid hospice employees and contract staff.

     - Licensure. Each hospice and all hospice personnel must be licensed, certified or registered in accordance with applicable state laws and regulations.

     - Central Clinical Records. Hospices must maintain centralized clinical records for each hospice patient. The records must meet standards relating to content and protection.

     - Furnishing Care Services. Substantially all "core services" must be provided directly by hospice employees. "Core services" include nursing, medical, social, physician and counseling services. The hospice may use contracted staff to perform core services during periods of peak patient loads or under extraordinary circumstances, but the hospice must maintain professional, financial and administrative responsibility for the services.

     In addition to the above conditions of participation, Medicare regulations also establish additional conditions of participation related to the provision of other hospice care services and supplies, including physical therapy, occupational therapy, speech therapy, home health aide and homemaker services, medical supplies, short-term inpatient care and direct inpatient care. Each of our hospices, other than our location currently in development, is certified for participation in the Medicare program and is eligible to receive payment as a hospice in the Medicaid hospice program, if any, of the state in which it operates. We anticipate that our hospice under development will be Medicare certified and Medicaid eligible during the fourth quarter of 2001. We believe that we are in material compliance with all conditions of participation for the Medicare programs and all eligibility requirements for the Medicaid program.

     Surveys and Audits. Each of our hospices is subject to periodic survey by federal and state governmental authorities to assure compliance with both state licensing and certification requirements. From time to time, we receive survey reports containing statements of deficiencies for alleged failure to comply with the various regulatory requirements. These survey reports and statements of deficiencies are common in the healthcare industry. We review these reports, prepare responses, and take appropriate corrective action, if required. The reviewing agency is generally authorized to take various adverse actions against a hospice found to be in non-compliance, including the imposition of fines or suspension or revocation of a hospice's license. If this adverse action were taken against any of our hospices, this action could materially adversely affect that hospice's ability to continue to operate and to participate in the Medicare and Medicaid programs. This could materially adversely affect our net patient service revenue and profitability. None of our hospices has been suspended at any time from participation in the Medicare or Medicaid programs or had its state licensure suspended or revoked. We believe that each of our hospices is in material compliance with these licensing and certification requirements.

     Certificate of Need Laws and Other Restrictions. Many states have enacted certificate of need laws that require state approval prior to opening new healthcare facilities or expanding services at existing healthcare facilities. Approval under the certificate of need laws is generally conditioned on the showing of a demonstrable need for services in the community. Certificate of need laws in some states apply to hospice services. Many states with certificate of need requirements permit the transfer of a certificate of need from an existing provider to a new provider. Our hospices in Tennessee and Arkansas are our only hospices located in states that have a certificate of need law in effect; however, in the future we may seek to acquire or develop hospices in other states that may have certificate of need laws. While several states have abolished certificate of need laws, and other states do not apply them to hospice services, these laws could affect our ability to expand services at our existing hospices or to expand into new geographic markets.

     In addition, a few states have additional laws that restrict the development and expansion of hospices. For example, Florida does not permit the operation of a hospice by a for-profit corporation, except in limited circumstances. Under Florida law, a for-profit hospice incorporated on or before July 1, 1978 is exempt from the restriction and may continue to operate as a for-profit hospice. In addition, under Florida law an exempt hospice may transfer its operations and license to another for-profit entity. Under New York law, a hospice cannot be owned by a corporation that has another corporation as a stockholder. These additional state restrictions could affect our ability to expand into these states and other jurisdictions with similar restrictions.

     OVERVIEW OF GOVERNMENT PAYMENTS

     Substantially all of our net patient service revenue is attributable to payments received from the Medicare and Medicaid programs. 94.1%, 95.6% and 96.8% of our net patient service revenue for the years ended December 31, 1999 and 2000 and the six months ended June 30, 2001, respectively, were attributable to Medicare and Medicaid payments. Payment from Medicare and Medicaid is affected by budgetary pressures and is subject to changes in legislation and regulation. Our revenues and profitability, similar to other healthcare companies, are subject to the effect of such legislative or regulatory changes and to possible reductions in coverage or payment rates by private third-party payors.

     As with most government programs, the Medicare and Medicaid programs are subject to statutory and regulatory changes, possible retroactive and prospective rate adjustments, administrative rulings, freezes and funding reductions, all of which may adversely affect the level of program payments to us for our services. Reductions or changes in Medicare or Medicaid funding could significantly affect our results of operations. We cannot predict at this time whether any additional healthcare reform initiatives will be implemented or whether there will be other changes in the administration of governmental healthcare programs or interpretations of governmental policies or other changes affecting the healthcare system.

     Medicare. Medicare pays us based on a prospective payment system under which we receive one of several predetermined rates for each day in which the Medicare beneficiary is under our care. As discussed below, these rates are subject to annual adjustments for inflation and are also adjusted in some circumstances based on geographic location. The rate we receive from Medicare for a day of hospice care varies depending on which of the following four levels of care is being furnished to the beneficiary:


     - Routine Home Care. We currently receive between $102.50 and $144.83 per day for routine home care, depending on the location of service. We are paid the routine home care rate for each day a patient is under our care and not receiving one of the other categories of hospice care. This rate is not adjusted for the volume or intensity of routine home care services provided on a given day. This rate is also paid when a patient is receiving hospital care for a condition unrelated to the terminal condition. Routine home care services accounted for 83.1% and 88.0% of our gross patient service revenue for the six months ended June 30, 2000 and 2001, respectively.



     - General Inpatient Care. We currently receive between $458.37 and $633.81 per day for general inpatient care, depending on the location of the inpatient facility. General inpatient care services accounted for 13.4% and 9.5% of our gross patient service revenue for the six months ended June 30, 2000 and 2001, respectively.


     - Continuous Home Care. We currently receive between $598.32 and $845.28 per day for continuous home care, depending on the location of the service. This daily continuous home care rate is divided by 24 in order to arrive at an hourly rate. The hourly rate is paid for every hour that continuous home care is furnished, up to 24 hours in a single day. A minimum of eight hours must be provided in a single day to qualify for this rate. Continuous home care services accounted for 2.5% and 1.4% of our gross patient service revenue for the six months ended June 30, 2000 and 2001, respectively.



     - Respite Care. We currently receive between $107.76 and $142.27 per day for respite care, depending on the location of the inpatient facility. Respite care is provided when the family or caregiver of a patient requires a temporary reprieve for certain reasons. We can receive payment for respite care provided to a given patient for up to five consecutive days. Our payment for any additional days of respite care provided to the patient is limited to the routine home care rate. Respite care services accounted for 0.2% and 0.2% of our gross patient service revenue for the six months ended June 30, 2000 and 2001, respectively.


     The Medicare program has entered into contracts with managed care companies to provide a managed care benefit to electing Medicare beneficiaries. These managed care programs are often referred to as Medicare HMO programs or Medicare risk contracts. We provide hospice care to many Medicare beneficiaries who participate in Medicare HMO programs. Under Medicare HMO programs, Medicare pays the hospice directly. This direct payment reduces the per member per month payment otherwise receivable by the managed care company. As a result, our payments for services provided to Medicare beneficiaries enrolled in Medicare HMO programs are processed in the same way and at the same rates as those of other Medicare beneficiaries.

     Medicare limits the amount of payment we may receive for inpatient care services. Under the so-called "80-20" rule, if the number of inpatient care days furnished by us to Medicare beneficiaries exceeds 20% of the total days of hospice care furnished by us to Medicare beneficiaries, Medicare payments to us for inpatient care days exceeding the inpatient cap will be reduced to the routine home care rate. This determination is made annually based on the twelve month period beginning on November 1st of each year. This limit is computed on an agency-by-agency basis. None of our hospices has exceeded the cap on inpatient care services. However, we cannot assure you that one or more of our hospices will not exceed the inpatient cap in the future.


     Overall payments made by Medicare to us are also subject to a cap amount calculated by the Medicare fiscal intermediary at the end of the hospice cap period. The hospice cap period runs from November 1st of each year through October 31st of the following year. Total Medicare payments to us during this period are compared to the cap amount for this period. Payments in excess of the cap amount must be returned by us to Medicare. The cap amount is calculated by multiplying the number of beneficiaries electing hospice care during the period by a statutory amount that is indexed for inflation. The per-beneficiary cap amount is $16,651 for the twelve month period ending October 31, 2001. The hospice cap amount is computed on a hospice-by-hospice basis. None of our hospices has exceeded the cap amount in past years. However, we cannot assure you that one or more of our hospices will not exceed the cap amount in the future.


     Direct patient care physician services delivered by physicians employed by or contracted with us are billed separately by us to the Medicare intermediary and paid at the lesser of the actual charge or 100% of the Medicare allowable charge for these services. This payment is in addition to the daily rates we receive for hospice care. Payment for our contractual and employed physicians' administrative and general supervisory activities are included in the daily payment rates discussed above. Payments for a patient's attending physician's professional services, other than services furnished by physicians employed by or contracted with us, are not paid to us, but rather are paid directly to the attending physician by the

Medicare carrier based on the Medicare physician fee schedule. Physician services represented 0.6% and 0.5% of our net patient service revenue for the six months ended June 30, 2000 and 2001, respectively.

     Medicare fiscal intermediaries periodically conduct focused medical reviews and other audits on our claims. Focused medical reviews and other audits of our hospices could result in material recoupments or denials of claims. Further, Medicare payments for hospice services may not continue to remain at their current levels or keep pace with the costs of providing hospice services.

     The Balanced Budget Act of 1997 made changes in Medicare coverage of and payment for hospice care services. The law reduced the amount of anticipated increases in Medicare payments for hospice services by setting the payment rate increases at the "market basket" inflation rate minus one percentage point for each of the Medicare fiscal years 1998 through 2002. The Medicare fiscal year begins on October 1 of each year and runs through September 30 of the following year. In addition, the Balanced Budget Act of 1997 requires us to file annual cost reports with the Department of Health and Human Services on each of our hospices for informational purposes. The Balanced Budget Act of 1997 also requires us to submit claims on the basis of the location where we actually furnish the hospice services. The purpose of this requirement is to adjust payment rates for regional differences in wage costs.

     Congress enacted the Balanced Budget Refinement Act of 1999 to alleviate some of the payment reductions resulting from the Balanced Budget Act of 1997. One of the changes provided for in the Balanced Budget Refinement Act of 1999 is to increase the Medicare payment for hospice services by 0.5% for Medicare fiscal year 2001 and 0.75% for Medicare fiscal year 2002.

     Effective April 1, 2001, the Medicare, Medicaid and SCHIP Benefits Improvement and Protection Act of 2000 increased the base Medicare daily payment rates for hospice care by five percent over the base rates then in effect. This increase was in addition to the increases previously provided by the Balanced Budget Refinement Act of 1999.


     On October 1, 2001, the base Medicare payment rates for hospice care increased by approximately 3.2% over the base rates previously in effect. The new Medicare daily rates for October 1, 2001 are further adjusted by the hospice wage index.


     Medicare Six-Month Eligibility Rule. In order for a Medicare beneficiary to qualify for the Medicare hospice benefit, two physicians must certify that the beneficiary has less than six months to live, assuming the disease runs it normal course in the best judgment of the physician or medical director. In addition, the Medicare beneficiary must affirmatively elect hospice care and waive any rights to other Medicare benefits related to the beneficiary's terminal illness. Every six months, a physician must recertify that the Medicare beneficiary's life expectancy is six months or less in order for the beneficiary to continue to qualify for and to receive the Medicare hospice benefit. The Medicare, Medicaid and SCHIP Benefits Improvement and Protection Act of 2000 provides that the physician certification of a Medicare beneficiary's eligibility for the Medicare hospice benefit is based on the physician's clinical judgment regarding the normal course of the individual's illness. There is no limit on the number of periods that a Medicare beneficiary may be recertified. A Medicare beneficiary may revoke his or her election at anytime and resume receiving regular Medicare benefits.

     Increased regulatory scrutiny of compliance with the Medicare six-month eligibility rule has impacted the hospice industry. The Centers for Medicare and Medicaid Services, however, have recently reaffirmed that Medicare hospice beneficiaries are not limited to six months of coverage and that there is no limit on how long a Medicare beneficiary can continue to receive hospice benefits and services, provided that the beneficiary continues to meet the eligibility criteria under the Medicare hospice program. In addition, the Medicare, Medicaid and SCHIP Benefits Improvement and Protection Act of 2000 requires the Secretary of Health and Human Services to conduct a study to examine the appropriateness of the current physician certification requirement required before a Medicare beneficiary is eligible to receive the Medicare hospice benefit.

     Medicaid. State Medicaid programs are another source of net patient service revenue. Medicaid is a state-administered program financed by state funds and matching federal funds to provide medical assistance to the indigent and certain other eligible persons. In 1986, hospice services became an optional state Medicaid benefit. For those states that elect to provide a hospice benefit, the Medicaid program is required to pay us rates that are at least equal to the hospice rates paid to us by the Medicare program. For our patients receiving nursing home care under a state Medicaid program who elect hospice care under Medicare or Medicaid, the state must pay us, in addition to the applicable Medicare or Medicaid hospice per diem rate, an amount equal to at least 95% of the Medicaid per diem nursing home rate for "room and board" furnished to the patient by the nursing home. We contract with various nursing homes for the nursing homes' provision of certain "room and board" services that the nursing homes would otherwise provide Medicaid nursing home patients. We bill and collect from the applicable state Medicaid program an amount equal to at least 95% of the amount that would otherwise have been paid directly to the nursing home under the state's Medicaid plan. Under our standard nursing home contracts, we pay the nursing home for these "room and board" services at the Medicaid per diem nursing home rate. See "Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Expenses."

     OTHER HEALTHCARE REGULATIONS

     Fraud and Abuse Laws. Provisions of the Social Security Act, commonly referred to as the fraud and abuse provisions, prohibit the filing of false or fraudulent claims with Medicare or Medicaid and the payment or receipt of any form of remuneration in return for the referral of Medicare or Medicaid patients or arranging for the referral of patients, or in return for the recommendation, arrangement, purchase, lease or order of items or services that are covered by Medicare or Medicaid programs. Violation of these provisions could constitute a felony criminal offense and applicable sanctions include imprisonment of up to five years, criminal fees of up to $25,000, civil money penalties of up to $50,000 per act plus three times the amount claimed or three times the remuneration offered and exclusion from the Medicare and Medicaid programs. Many states have adopted similar prohibitions against payments that are intended to induce referrals of Medicaid and other third-party payor patients. The Office of Inspector General, Department of Health and Human Services, referred to in this prospectus as the "OIG," has published numerous "safe harbors" that exempt some practices from enforcement action under the federal fraud and abuse laws. These safe harbors exempt specified activities, including bona fide employment relationships, some contracts for the rental of space or equipment, and some personal service arrangements and management contracts. While the failure to satisfy all of the requirements of a particular safe harbor does not necessarily mean that the arrangement is unlawful, arrangements that do not satisfy a particular safe harbor may be subject to scrutiny by the OIG.

     We are required under the Medicare conditions of participation and some state licensing laws to contract with numerous healthcare providers and practitioners, including physicians, hospitals and nursing homes, and to arrange for these individuals or entities to provide services to our patients. In addition, we have contracts with other suppliers, including pharmacies, ambulance services and medical equipment companies. Some of these individuals or entities may refer, or be in a position to refer, patients to us, and we may refer, or be in a position to refer, patients to these individuals or entities. These arrangements may not qualify for a safe harbor. We believe that our contracts and arrangements with providers, practitioners and suppliers are not in violation of applicable fraud and abuse laws. We cannot assure you, however, that these laws will ultimately be interpreted in a manner consistent with our practices.

     From time to time, various federal and state agencies, such as the Department of Human Services, issue a variety of pronouncements, including fraud alerts, the Office of Inspector General's Annual Work Plan and other reports, identifying practices that may be subject to heightened scrutiny. For example, in March 1998, the OIG issued a special fraud alert titled "Fraud and Abuse in Nursing Home Arrangements with Hospices." This special fraud alert focused on payments received by nursing homes from hospices. The OIG listed the following specific practices that may violate the federal fraud and abuse laws:

     - a hospice offering free goods or goods at below fair market value to induce a nursing home to refer patients to the hospice;

     - a hospice paying "room and board" payments to the nursing home in amounts in excess of what the nursing home would have received directly from Medicaid had the patient not been enrolled in hospice;

     - a hospice paying amounts to the nursing home for "additional" services that Medicaid considers to be included in its room and board payment to the hospice;

     - a hospice referring its patients to a nursing home to induce the nursing home to refer its patients to the hospice;

     - a hospice providing free (or below fair market value) care to nursing home patients, for whom the nursing home is receiving Medicare payment under the skilled nursing facility benefit, with the expectation that after the patient exhausts the skilled nursing facility benefit, the patient will receive hospice services from that hospice; and

     - a hospice providing staff at its expense to the nursing home to perform duties that otherwise would be performed by the nursing home.

     We do not participate in any of the practices listed above and discussed in this special fraud alert. We believe that we are in material compliance with all applicable federal and state fraud and abuse laws. However, we cannot assure you that these laws will not be interpreted in the future in such a way as to cause us to be in violation of these laws.

     False Claims Act. In addition to federal fraud and abuse laws, under separate statutes, the submission of claims for items and services that are "not provided as claimed" may lead to civil money penalties, criminal fines and imprisonment, and/or exclusion from participation in federally funded healthcare programs, including the Medicare and Medicaid programs. These false claims statutes include the Federal False Claims Act. Under the Federal False Claims Act, in addition to actions being initiated by the federal government, a private party may bring an action on behalf of the federal government. These private parties are often referred to as qui tam relators, and are entitled to share in any amounts recovered by the government. Both direct enforcement activity by the government and qui tam actions have increased significantly in recent years and have increased the risk that a healthcare company, like us, will have to defend a false claims action, pay fines or be excluded from the Medicare and/or Medicaid programs as a result of an investigation arising out of this type of an action. Because of the complexity of the government regulations applicable to our industry, we cannot assure you that we will not be the subject of an action under the False Claims Act.

     The Stark Law and State Physician Self-Referral Laws. Section 1877 of the Social Security Act, commonly known as the "Stark Law," prohibits physicians, subject to the exceptions described below, from referring Medicare or Medicaid patients to any entity providing "designated health services" in which the physician has an ownership or investment interest or with which the physician has entered into a compensation arrangement. Persons who violate the Stark Law are subject to civil monetary penalties and exclusion from the Medicare and Medicaid programs.

     Hospice care is not specifically enumerated as a health service subject to this prohibition; however, some of the ten designated health services under the Stark Law, including physical therapy, pharmacy services and certain infusion therapies, are among the specific services furnished by our hospices. Regulations interpreting the Stark Law currently provide that investments by referring physicians in a hospice will not violate the Stark Law. We cannot assure you, however, that future regulatory changes will not result in us becoming subject to the Stark Law's prohibition in the future.

     Many states have also enacted physician self-referral laws, which generally prohibit financial relationships with referral sources that are not limited to services for which Medicare or Medicaid payment may be made. Similar penalties, including loss of license or eligibility to participate in government programs and civil and criminal fines, apply to violations of these state self-referral laws. These laws vary from state to state and have seldom been interpreted by the courts or regulatory agencies. We believe that our relationships with physicians do not violate these state self-referral laws. However, we cannot assure you that these laws will not be interpreted in the future in such a way as to call into question our relationships with physicians.


     Corporate Practice of Medicine and Fee-Splitting. Most states, including all of the states in which we operate, have laws that restrict or prohibit unlicensed persons or business entities, including corporations, from employing physicians and/or prohibit direct or indirect payments or fee-splitting arrangements between physicians and unlicensed persons or business entities. Possible sanctions for violations of these restrictions include loss of a physician's license, civil and criminal penalties and rescission of business arrangements. These laws vary from state to state, are often vague and have seldom been interpreted by the courts or regulatory agencies.


     We employ and contract with physicians to provide medical direction and patient care services. A state with these prohibitions could determine that the provision of patient care services by our employed and/or contracted physicians violates the corporate practice of medicine and/or fee-splitting prohibitions. We structure our arrangements with healthcare providers to comply with the relevant state law. However, we cannot assure you that government officials charged with the responsibility for enforcing these laws will not assert that we, or transactions in which we are involved, are in violation of these laws. These laws may also be interpreted by the courts in a manner inconsistent with our interpretations. The determinations or interpretations by a state may require us to restructure our arrangements with physicians in the applicable state.

     Health Information Practices. The Health Insurance Portability and Accountability Act of 1996, commonly referred to as "HIPAA," contains, among other measures, provisions that may require many organizations, including us, to implement very significant, potentially expensive new computer systems and business procedures designed to protect each patient's individual healthcare information. HIPAA requires the Department of Health and Human Services to issue rules to define and implement patient privacy standards. Among the standards that the Department of Health and Human Services will adopt pursuant to HIPAA are standards for the following:

     - electronic transactions and code sets;

     - unique identifiers for providers, employers, health plans and individuals;

     - security and electronic signatures;

     - privacy; and

     - enforcement.

     On August 17, 2000, the Department of Health and Human Services finalized the new transaction standards, and we will be required to comply with them by October 16, 2002. The transaction standards will require us to use standard code sets established by the rule when transmitting health information in connection with some transactions, including health claims and health payment and remittance advice.

     On August 12, 1998, the Secretary of the Department of Health and Human Services issued a proposed rule that establishes, in part, standards for the security of health information by health plans, healthcare clearinghouses and healthcare providers that maintain or transmit any health information in electronic form, regardless of format. Under the proposed rule we would be an affected entity. These security standards require affected entities to establish and maintain reasonable and appropriate administrative, technical and physical safeguards to ensure integrity, confidentiality and availability of the information. The security standards were designed to protect health information against reasonably anticipated threats or hazards to the security or integrity of the information and to protect the information against unauthorized use or disclosure. Although the security standards do not reference or advocate a specific technology, and affected entities have the flexibility to choose their own technical solutions, we expect that the security standards will require us to implement significant systems.

     On December 28, 2000, the Secretary of the Department of Health and Human Services published a final rule establishing standards for the privacy of individually identifiable health information. These privacy standards apply to all health plans, all healthcare clearinghouses and many healthcare providers, including healthcare providers that transmit health information in an electronic form in connection with certain standard transactions. We are a covered entity under the final rule. The privacy standards apply to protect individually identifiable health information held or disclosed by a covered entity in any form, whether communicated electronically, on paper or orally. These standards not only require our compliance with rules governing the use and disclosure of protected health information, but they also require us to impose those rules, by contract, on any business associate to whom such information is disclosed. A violation of the privacy standards could result in civil monetary penalties of $100 per incident, up to a maximum of $25,000 per person, per year, per standard. The final rule also provides for criminal penalties of up to $50,000 and one year in prison for knowingly and improperly obtaining or disclosing protected health information, up to $100,000 and five years in prison for obtaining protected health information under false pretenses, and up to $250,000 and ten years in prison for obtaining or disclosing protected health information with the intent to sell, transfer or use such information for commercial advantage, personal gain or malicious harm.

     The final rule establishing the privacy standards became effective on April 14, 2001, with compliance required by April 14, 2003. The security regulations under HIPAA are currently scheduled to be finalized by the Department of Health and Human Services prior to the end of the year 2001. Once the security regulations are issued in final form, we will have approximately two years to be fully compliant.

     We expect that compliance with these standards will require significant commitment and action by us. We have appointed a task force comprised of members of our management team to direct our compliance with these standards. Although we and other covered entities generally are not required to be in compliance with these standards until two years following the effective date of the final rules issued or to be issued by the Secretary of the Department of Health and Human Services, implementation will require us to conduct extensive preparation and make significant expenditures. Because the security standards are proposed regulations and the final regulations for the privacy standards were only recently issued and are currently under review by the new administration, we cannot predict the total financial impact of the regulations on our operations.

     Additional Federal and State Laws. The federal government and all states also regulate other aspects of the hospice industry. In particular, our operations are subject to federal and state laws covering professional services, the dispensing of drugs and other types of hospice activities. Some of our employees are subject to state laws and regulations governing the ethics and practice of medicine, respiratory therapy, pharmacy and nursing. Our operations are subject to periodic survey by government entities to assure compliance with applicable state licensing and Medicare and Medicaid certification, as the case may be. From time to time in the ordinary course of business, we, like other healthcare companies, receive survey reports containing deficiencies for alleged failure to comply with applicable requirements. We review these reports and take appropriate corrective action. The failure to effect corrective action or to obtain, renew or maintain any of the required regulatory approvals, certifications or licenses could materially adversely affect our business and could prevent our hospices involved from offering hospice services to patients. In addition, laws and regulations often are adopted to regulate new products, services and industries. We cannot assure you that either the states or the federal government will not impose additional regulations upon our activities that might adversely effect us.

     A substantial number of our potential acquisition targets are likely to involve hospices operated by not-for-profit entities. Some states require government review, and in some cases approval, of transactions in which a not-for-profit entity sells a healthcare facility or business. This increased scrutiny may increase the difficulty in completing or prevent the completion of acquisitions in some states in the future. We have acquired two not-for-profit hospices and did not encounter any substantial regulatory or governmental obstacles to our acquisition or integration of those hospices. We cannot, however, assure you that we will not encounter regulatory or governmental obstacles in connection with our acquisition of not-for-profit hospices in the future.

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

     We maintain an internal corporate compliance program and from time to time retain regulatory counsel for guidance on applicable laws and regulations. However, we cannot assure you that our practices, if reviewed, would be found to be in compliance with applicable health regulatory laws, as the laws ultimately may be interpreted.

COMPLIANCE AND CONTINUOUS QUALITY IMPROVEMENT PROGRAMS

     We have a comprehensive company-wide compliance program. Our compliance program provides for:

     - the appointment of a compliance officer and committee;

     - adoption of an ethics and business conduct code;

     - employee education and training;

     - implementation of an internal system for reporting concerns;

     - ongoing auditing and monitoring programs; and

     - a means for enforcing the compliance programs policies.

     As part of our ongoing auditing and monitoring programs, we conduct periodic, at least annual, internal regulatory audits and mock surveys at each of our hospices. If a hospice does not achieve a satisfactory rating, we require the hospice to prepare and implement a plan of correction. We then perform a follow-up audit and survey to verify that all deficiencies identified in the initial audit and survey have been corrected.

     As required under the Medicare conditions of participation, we have a continuous quality improvement program in place. Our continuous quality improvement program involves:

     - on-going education of staff and quarterly continuous quality improvement meetings at each of our hospices and at our corporate office;

     - quarterly comprehensive audits of patient charts performed by each of our hospices; and

     - at least once a year, a comprehensive audit of patient charts performed on each of our hospices by our corporate staff.

If a hospice fails to achieve a satisfactory rating on a patient chart audit, we require the hospice to prepare and implement a plan of correction. We then conduct a follow-up patient chart audit to verify that appropriate action has been taken to prevent future deficiencies.

     We continually expand and refine our compliance and continuous quality improvement programs. Specific written policies, procedures, training and educational materials and programs, as well as auditing and monitoring activities, have been prepared and implemented to address the functional and operational aspects of our business. Our programs also address specific problem areas identified through regulatory interpretation and enforcement activities. Our policies, training, standardized documentation requirements, reviews and audits also specifically address our financial arrangements with our referral sources, including fraud and abuse laws and physician self-referral laws.

COMPETITION

     Hospice care in the United States is competitive. Because payments for hospice services are generally fixed, we compete primarily on the basis of our ability to deliver quality, responsive services. The hospice care market is highly fragmented and we compete with a large number of organizations, some of which have or may obtain significantly greater financial and marketing resources than us. Based on industry data, we estimate that approximately 63% of existing hospices are local not-for-profit hospices. Most hospices are small- and medium-sized hospices.

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

     We also compete with a number of national and regional hospice providers, including Vitas Healthcare Corporation and VistaCare, Inc., hospitals, nursing homes, home health agencies and other healthcare providers, including those with which we presently maintain contractual relationships, that offer hospice and/or palliative care services. Many of them offer home care to patients who are terminally ill, and some actively market palliative care and "hospice-like" programs. In addition, various healthcare companies have diversified into the hospice market. For example, Beverly Enterprises, Inc. and Manor Care, Inc. compete with us in some of our markets. After completion of this offering, we believe that we will be the only publicly held healthcare provider that exclusively provides hospice care.

     Relatively few barriers to entry exist in the markets served by us. Accordingly, other companies that are not currently providing hospice care may enter these markets and expand the variety of services offered.

INSURANCE

     We maintain primary general and professional liability coverage on a claims made and company-wide basis with limits of $1.0 million per occurrence and $3.0 million in the aggregate. In addition, we maintain umbrella coverage on a claims made and company-wide basis with a limit of $20.0 million. While we believe that our insurance coverage is adequate for our current operations, we cannot assure you that our coverage will cover all future claims or will be available in adequate amounts or at a reasonable cost.

EMPLOYEES


     As of September 30, 2001, we had 1,332 full-time employees and 327 part-time employees. None of our employees are covered by collective bargaining agreements. We believe that our relations with our employees are good.


LEGAL PROCEEDINGS

     From time to time, we may be involved in litigation relating to claims arising out of our operations in the normal course of business. As of the date of this prospectus, we are not aware of any legal proceedings pending or threatened that we expect would have a material adverse effect on us.

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

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The following table sets forth certain information with respect to our executive officers and directors:


                    NAME                       AGE                      POSITION
                    ----                       ---                      --------
Richard R. Burnham...........................  59    President, Chief Executive Officer and Chairman
                                                     of the Board
David C. Gasmire.............................  45    Executive Vice President, Chief Operating
                                                     Officer and Assistant Secretary
Douglas B. Cannon............................  39    Vice President, Chief Financial Officer,
                                                     Secretary and Treasurer
Brenda A. Belger.............................  47    Vice President, Human Resources
Patricia G. Gross............................  45    Vice President, Sales and Marketing
Kathleen A. Ventre...........................  53    Vice President, Clinical and Regulatory Affairs
David W. Cross(1)............................  54    Director
Alexander McGrath(2).........................  39    Director
Martin S. Rash(1)(2).........................  46    Director
David L. Steffy(2)...........................  58    Director
Mark A. Wan(1)...............................  36    Director


------------------------------

(1) Member of Compensation Committee.

(2) Member of Audit Committee.

     RICHARD R. BURNHAM co-founded us in 1995 and has served as our President, Chief Executive Officer and Chairman of the Board since that time. Prior to founding us, Mr. Burnham served as a Regional Vice President for Vitas Healthcare, Inc., a for-profit provider of hospice services, from June 1990 to October 1994. Mr. Burnham served as Regional Vice President of Olsten Kimberly Quality Care, Inc., a home healthcare and nurse personnel staffing company, from January 1990 to June 1990. He was also employed from June 1971 to August 1989 by Baxter Healthcare Corporation, a manufacturer of medical supplies, and also by its subsidiary Caremark Inc.

     DAVID C. GASMIRE co-founded us in 1995 and has served as our Executive Vice President and Chief Operating Officer since that time. Mr. Gasmire's diverse healthcare experience includes General Management and Business Development for Vitas Healthcare, Inc. from April 1992 to September 1995, Vice President of Operations for United Dental Care Inc., a provider of prepaid dental services, from April 1986 to April 1992 and Regional Manager for American Critical Care, a division of American Hospital Supply Corporation, from July 1979 to April 1986.

     DOUGLAS B. CANNON joined us as our Vice President, Chief Financial Officer, Secretary and Treasurer in January 1999. From September 1989 to September 1998, Mr. Cannon served as Chief Financial Officer of Cornerstone Health Management Company, a specialty provider of geriatric services to hospitals and operator of long-term acute hospitals.

     BRENDA A. BELGER joined us as our Vice President of Human Resources in April 1997. Ms. Belger served as Director of Human Resources for Morven Partners, L.P. from July 1994 to April 1996.

     PATRICIA G. GROSS joined us as our Vice President of Sales and Marketing in February 1996. Ms. Gross served as a Regional Sales Trainer and as a Sales Representative for Vitas Healthcare, Inc. from January 1993 to October 1995.

     KATHLEEN A. VENTRE joined us as our Vice President of Clinical and Regulatory Affairs in May 1998. From January 1994 to March 1998, Ms. Ventre served as a Patient Care Manager and Director of Patient Care Services with Vitas Healthcare, Inc.

     DAVID W. CROSS co-founded us in 1995 and has served as one of our directors since February 1996. Mr. Cross has served as Senior Vice President and Chief Development Officer for Select Medical Corporation, a public healthcare company, since December 1998. He was co-founder of Intensiva HealthCare Corporation, a provider of highly specialized, acute long-term care services, and served as its President and Chief Executive Officer from May 1994 until its merger with Select Medical Corporation in December 1998. Mr. Cross was founder, President and Chief Executive Officer and a director of Advanced Rehabilitation Resources, Inc., a provider of outsourcing and management of comprehensive medical rehabilitation, subacute and outpatient therapy programs and contract therapy services, serving in each of these capacities from 1990 to 1993.

     ALEXANDER MCGRATH has served as one of our directors since July 1998. Mr. McGrath has served as a managing member of CRP Investment Partners III, L.L.C., a private equity fund, since 1997. He has also served as a managing member of Capital Resource Partners III, L.L.C., the sole general partner of Capital Resource Lenders III, L.P., a private equity fund, since 1996.

     MARTIN S. RASH has served as one of our directors since July 2000. Mr. Rash has served as the Chief Executive Officer of Province Healthcare Company, an operator of non-urban acute care hospitals, since February 1996.

     DAVID L. STEFFY co-founded us in 1995 and has served as one of our directors since February 1996. Mr. Steffy has served as a director for Province Healthcare Company, an operator of non-urban acute care hospitals, since August 1998. He co-founded Intensiva HealthCare Corporation, a provider of highly specialized, acute long-term care services, and served as a director for Intensiva from May 1994 to December 1998. He co-founded Community Health Systems, Inc., a provider of general hospital healthcare services, in May 1985 and served as Vice Chairman until May 1996.

     MARK A. WAN has served as one of our directors since January 1996. Since October 1993, Mr. Wan has served as general partner of Three Arch Management, L.P., which is the general partner of Three Arch Partners, L.P. Mr. Wan has served as a director of various other privately held companies.

BOARD OF DIRECTORS

     Upon completion of this offering, our board of directors will be divided into three classes serving staggered three-year terms. Each year, the directors of one class will stand for election as their terms of office expire. Messrs. McGrath and Wan have been designated as Class I directors with their terms of office expiring in 2002; Messrs. Cross and Steffy have been designated as Class II directors with their terms of office expiring in 2003; and Messrs. Burnham and Rash have been designated as Class III directors with their terms of office expiring in 2004.

BOARD COMPENSATION

     Directors who are also our officers or employees do not receive compensation for their services as directors. Each independent director in office following each annual stockholder's meeting is entitled to an award of stock options to purchase 3,750 shares of common stock at an exercise price equal to the fair market value of our common stock on the date of grant. Directors are entitled to reimbursement of their reasonable out-of-pocket expenses in connection with their travel to and attendance at meetings of the Board of Directors or committees thereof.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

     We have entered into agreements to indemnify our directors and executive officers. Under these agreements, we are obligated to indemnify our directors and officers to the fullest extent permitted under the Delaware General Corporation Law for expenses, including attorneys' fees, judgments, fines and settlement amounts incurred by them in any action or proceeding arising out of their services as a director or officer. We believe that these agreements are helpful in attracting and retaining qualified directors and officers.

COMPENSATION OF EXECUTIVE OFFICERS

     The following table sets forth certain information for the year ended December 31, 2000 concerning the compensation of our chief executive officer and our four most highly paid executives serving in such capacity as of December 31, 2000, whose total annual salary and bonus exceeded $100,000 for the year ended December 31, 2000. These five individuals are referred to in this prospectus as the "named executive officers."

                           SUMMARY COMPENSATION TABLE

                                                                                      LONG-TERM
                                                              ANNUAL COMPENSATION    COMPENSATION
                                                              --------------------   ------------
                                                                                      SECURITIES
                                                                                      UNDERLYING
NAME AND PRINCIPAL POSITION                                    SALARY      BONUS      OPTIONS(#)
---------------------------                                   ---------   --------   ------------
Richard R. Burnham..........................................  $245,843    $63,000      125,000
  President, Chief Executive Officer and Chairman of the
     Board
David C. Gasmire............................................   207,497     47,250      100,000
  Executive Vice President, Chief Operating Officer and
     Assistant Secretary
Douglas B. Cannon...........................................   174,783     30,000           --
  Vice President, Chief Financial Officer, Secretary and
     Treasurer
Brenda A. Belger............................................   112,829      7,000           --
  Vice President, Human Resources
Patricia G. Gross...........................................    98,162      7,000           --
  Vice President, Sales and Marketing

     The following table provides information regarding stock options granted to our named executive officers during 2000:

                       OPTION GRANTS IN LAST FISCAL YEAR

                                                                                             GRANT DATE
                                                     INDIVIDUAL GRANTS                         VALUE
                                 ---------------------------------------------------------   ----------
                                                PERCENT OF
                                 NUMBER OF     TOTAL OPTIONS
                                 SECURITIES     GRANTED TO
                                 UNDERLYING      EMPLOYEES     EXERCISE PRICE                GRANT DATE
                                  OPTIONS        IN FISCAL     OR BASE PRICE    EXPIRATION    PRESENT
NAME                              GRANTED          YEAR          PER SHARE         DATE       VALUE(1)
----                             ----------    -------------   --------------   ----------   ----------
Richard R. Burnham.............   125,000(2)       33.3%           $1.00         1/25/2010   $1,521,250
David C. Gasmire...............   100,000(2)       26.6%           $1.00         1/25/2010    1,217,000
Douglas B. Cannon..............        --            --               --                --           --
Brenda A. Belger...............        --            --               --                --           --
Patricia G. Gross..............        --            --               --                --           --

------------------------------

(1) The present value of each grant is estimated on the date of grant based on an assumed initial public offering price of $14.00 per share and using the minimum value option pricing model with the following weighted average assumptions: dividend yield of 0% for all years; risk-free interest rate of 6.1%; and expected life of ten years.

(2) 20% of the stock options became exercisable on January 25, 2001, and 1.67% of the stock options will become exercisable on the 25th of each month thereafter, commencing February 25, 2001, and continuing for 48 months thereafter, with all stock options becoming fully exercisable effective January 25, 2005.

     The following table provides summary information with respect to stock options held by our named executive officers as of December 31, 2000. The value of unexercised in-the-money options is based on an assumed initial public offering price of $14.00 per share, less the exercise price payable for the shares.

AGGREGATE OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION VALUES

                                                    NUMBER OF SECURITIES        VALUE OF THE UNEXERCISED
                            SHARES                   UNDERLYING OPTIONS           IN-THE-MONEY OPTIONS
                           ACQUIRED                  AT FISCAL YEAR-END            AT FISCAL YEAR-END
                              ON       VALUE     ---------------------------   ---------------------------
NAME                       EXERCISE   REALIZED   EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
----                       --------   --------   -----------   -------------   -----------   -------------
Richard R. Burnham.......       --    $     --      30,208        157,292      $  392,704     $2,044,796
David C. Gasmire.........       --          --      85,416        139,584       1,165,533      1,826,967
Douglas B. Cannon........       --          --      24,112         96,451         313,456      1,253,863
Brenda A. Belger.........       --          --      20,333         29,667         275,879        389,871
Patricia G. Gross........    7,500     105,450      30,000         12,500         414,750        164,750

COMMITTEES OF THE BOARD

     Our board of directors has established an audit committee, a compensation committee and a compliance committee.

     Audit Committee. The audit committee is comprised of Messrs. McGrath, Rash and Steffy. The audit committee reports on its activities to the board of directors and is responsible for reviewing:

     - the recommendation to our board of the appointment of our independent accountants;

     - the scope, timing and results of the audit and non-audit services performed by our independent accountants;

     - the appropriateness of our accounting policies;

     - the adequacy of our accounting and financial controls;

     - compliance with our accounting policies and accounting and financial controls; and

     - the reliability of the financial information we report to the public.

     Compensation Committee. The compensation committee is comprised of Messrs. Cross, Rash and Wan. The primary functions of the compensation committee are to:

     - consider and establish the salaries, bonuses and other compensation of our executive officers;

     - formulate, approve and adopt policies, plans and performance criteria concerning the salaries, bonuses and other compensation of our executive officers;

     - establish and review policies regarding executive officer perquisites;

     - monitor and administer, and, as appropriate, make changes to, all our equity-based incentive and other compensation plans, practices and policies; and

     - authorize the issuance of capital stock under, and in accordance with, our incentive and other compensation plans.

     Compliance Committee. The compliance committee is comprised of Messrs. Burnham, Cross and Rash. The primary function of the compliance committee is to represent our board in the oversight and review of our compliance program. See "Business -- Compliance and Continuous Quality Improvement Programs."

EMPLOYMENT AGREEMENTS

     Richard R. Burnham. On March 1, 1999, we entered into a three-year employment agreement with Mr. Burnham which provides that he will serve as our President and Chief Executive Officer. The employment agreement provides for annual base salary of $265,650 in 2001, subject to annual review by the compensation committee. Mr. Burnham's employment agreement provides for an annual bonus to be determined by the board and Mr. Burnham based on our achieving certain goals. In addition, the employment agreement provides that Mr. Burnham is entitled to an automobile allowance and is eligible to participate in all benefit programs for which employees and/or senior executives are generally eligible. Under his employment agreement, we may terminate Mr. Burnham's services for cause or without cause. If Mr. Burnham is terminated without cause,

     - he will be entitled to receive his base salary, payable on regularly scheduled paydays and in accordance with our regular payroll practice, for twelve months;

     - he will be entitled to receive his pro rata share of his annual bonus payable at the earlier of the date it would have been due if he was not terminated or twelve months after termination; and

     - non-vested stock options granted to Mr. Burnham as of March 1, 1999, will vest immediately, with stock options granted prior to such date remaining exercisable for a period of two years from the date of termination.

     If Mr. Burnham is terminated within two years following a change of control without cause or without good reason, he will be entitled to the same severance benefits. However, the period for which he will be entitled to such severance benefits will be the greater of the period for termination without cause or the remainder of the two years following the date of the change of control. During the employment term, we must nominate Mr. Burnham as a member of the board of directors. The employment agreement also contains a covenant not to compete during the employment term or for a period of twelve months thereafter as well as confidentiality provisions. The employment agreement will be renewed automatically for additional one year periods unless sixty days prior written notice is given by either party in advance of any one-year renewal period.

     David C. Gasmire. On March 1, 1999, we entered into a three-year employment agreement with Mr. Gasmire which provides that he will serve as our Chief Operating Officer. The employment agreement provides for annual base salary of $230,656 in 2001, subject to annual review by the compensation committee. Mr. Gasmire's employment agreement provides for an annual bonus to be determined by the board and Mr. Gasmire based on our achieving certain goals. Under his employment agreement, we may terminate Mr. Gasmire's services for cause or without cause. If Mr. Gasmire is terminated without cause,

     - he will be entitled to receive his base salary, payable on regularly scheduled paydays and in accordance with our regular payroll practice, for twelve months;

     - he will be entitled to receive his pro rata share of his annual bonus payable at the earlier of the date it would have been due if he was not terminated or twelve months after termination; and

     - non-vested stock options granted to Mr. Gasmire as of March 1, 1999, will vest immediately, with any stock options granted prior to such date remaining exercisable for a period of two years from the date of termination.

     If Mr. Gasmire is terminated within two years following a change of control without cause or without good reason, he will be entitled to the same severance benefits. However, the period for which he will be entitled to such severance benefits will be the greater of the period for termination without cause or the remainder of the two years following the date of the change of control. The employment agreement also contains a covenant not to compete during the employment term or for a period of twelve months thereafter, as well as confidentiality provisions. The employment agreement will be renewed automatically for additional one year periods unless sixty days prior written notice is given by either party in advance of any one-year renewal period.

     Douglas B. Cannon. On March 1, 1999, we entered into a three-year employment agreement with Mr. Cannon which provides that he will serve as our Chief Financial Officer. The employment agreement provides for annual base salary of $173,250 in 2001, subject to annual review by the compensation committee. Mr. Cannon's employment agreement provides for an annual bonus to be determined by the board and Mr. Cannon based on our achieving certain goals. Under his employment agreement, we may terminate Mr. Cannon's services for cause or without cause. If Mr. Cannon is terminated without cause,

     - he will be entitled to receive his base salary, payable on regularly scheduled paydays and in accordance with our regular payroll practice, for twelve months;

     - he will be entitled to receive his pro rata share of his annual bonus payable at the earlier of the date it would have been due if he was not terminated or twelve months after termination; and

     - non-vested stock options granted to Mr. Cannon as of March 1, 1999, will vest immediately, with any stock options granted prior to such date remaining exercisable for a period of two years from the date of termination.

     If Mr. Cannon is terminated within two years following a change of control without cause or without good reason, he will be entitled to the same severance benefits. However, the period for which he will be entitled to such severance benefits will be the greater of the period for termination without cause or the remainder of the two years following the date of the change of control. The employment agreement also contains a covenant not to compete during the employment term or for a period of twelve months thereafter, as well as confidentiality provisions. The employment agreement will be renewed automatically for additional one year periods unless sixty days prior written notice is given by either party in advance of any one-year renewal period.

STOCK OPTION PLAN

     We adopted our Odyssey HealthCare, Inc. Stock Option Plan in 1996. A total of 2,578,000 shares of common stock are authorized for issuance under the plan. We do not intend to grant any stock options under this plan after the completion of this offering. The plan provides for grants of incentive stock options, within the meaning of Section 422 of the Internal Revenue Code of 1986, to our employees, including officers and employee-directors, and for grants of nonstatutory stock options to our employees, consultants and nonemployee directors. The purposes of the plan are to:

     - closely associate the interests of management and certain other key employees with our stockholders by reinforcing the relationship between the participant's rewards and stockholder gains;

     - provide management and certain other key employees equity ownership in us commensurate with our performance;

     - maintain competitive compensation levels; and

     - provide an incentive to management and certain other key employees for continued employment with us.

     Our compensation committee administers the plan. Our compensation committee will designate the individuals to receive the options, the number of shares subject to the options, and the terms and conditions of each option granted under the plan.

     While our compensation committee determines the terms of options granted under the plan, the term of any incentive stock option cannot exceed ten years from the date of the grant and any incentive stock option granted to an employee who possesses more than ten percent of the total combined voting power of all classes of our shares within the meaning of Section 422(b)(6) of the Internal Revenue Code cannot be exercisable after the expiration of five years from the date of grant.

     At our compensation committee's discretion, awards granted under the plan may constitute performance awards and should not be subject to the deduction limitations imposed by Section 162(m) of the Internal Revenue Code.

     Our compensation committee determines the exercise price of options granted under the plan. Further, the exercise price of any incentive stock option granted to an employee who possesses more than ten percent of the total combined voting power of all classes of our shares within the meaning of Section 422(b)(6) of the Internal Revenue Code must be at least 110% of the fair market value of the underlying share at the time the option is granted. The exercise price of options granted under the plan will be paid in full in a manner prescribed by our compensation committee.

     As a condition to receiving grants of options under the plan, an employee is required to enter into a non-compete agreement pursuant to which the employee agrees, at any time during which the employee is employed by us and for one year thereafter, not to own 5% or more of any of our competitor's equity interest, hold any management position with any of our competitors or hire or otherwise induce the termination of employment with us of any of our employees.

2000 EQUITY-BASED COMPENSATION PLAN

     Our 2000 Equity-Based Compensation Plan will become effective upon completion of this offering. At any given time, the number of shares of common stock issued under the plan plus the number of shares of common stock issuable upon the exercise of all outstanding awards under the plan may not exceed the lesser of 100 million shares or 10% of the total number of shares of common stock then outstanding, assuming the exercise of all outstanding options and warrants and the conversion or exchange or exercise of all securities convertible into or exchangeable or exercisable for common stock. The plan provides for grants of incentive stock options, within the meaning of Section 422 of the Internal Revenue Code of 1986, to our employees, including officers and employee-directors, and for grants of nonstatutory stock options, restricted stock awards, stock appreciation rights, phantom stock awards and annual incentive awards to our employees, consultants and nonemployee directors. The purposes of the plan are:

     - to attract and retain the best available personnel for positions of substantial responsibility;

     - to provide additional incentives to our employees and consultants; and

     - to promote the success of our business.

     Our compensation committee administers the plan and at all times will be comprised of two or more individuals that constitute "outside directors" for purposes of Section 162 of the Internal Revenue Code of 1986 and "nonemployee directors" for purposes of Rule 16b-3 promulgated pursuant to the Securities Exchange Act of 1934. Our compensation committee will designate the individuals to receive the awards, the number of shares subject to the awards, and the terms and conditions of each award.

     While our compensation committee determines the terms of awards granted under the plan, the term of any incentive stock option cannot exceed ten years from the date of grant and any incentive stock option granted to an employee who possesses more than ten percent of the total combined voting power of all classes of our shares within the meaning of Section 422(b)(6) of the Internal Revenue Code of 1986 cannot be exercisable after the expiration of five years from the date of grant.

     While the compensation committee determines the exercise price of options granted under the plan, the exercise price of any incentive stock option granted to an employee who possesses more than ten percent of the total combined voting power of all classes of our shares within the meaning of Section 422(b)(6) of the Internal Revenue Code of 1986 must be at least 110% of the fair market value of the underlying share at the time the option is granted. The exercise price of options granted under the plan will be paid in full in a manner prescribed by our compensation committee.

     The plan is not subject to the Employee Retirement Income Security Act of 1974; however, the plan is designed to allow for awards that constitute performance-based awards as provided for in

Section 162(m) of the Internal Revenue Code of 1986. Therefore, awards may be exempt from the limitations on the deductibility of compensation that exceeds $1 million.

EMPLOYEE STOCK PURCHASE PLAN

     Our Employee Stock Purchase Plan will become effective January 1, 2002. A total of 1,500,000 shares of common stock are authorized for issuance under the plan. The plan provides for the grant of stock options to selected eligible employees. The purpose of the plan is to provide eligible employees with an incentive to advance our interests by providing an opportunity to purchase stock of the company at a favorable price. The plan is administered by our compensation committee.

     Any eligible employee may elect to participate in the plan by authorizing our compensation committee to make payroll deductions to pay the exercise price of an option at the time and in the manner prescribed by our compensation committee. This payroll deduction may be a specific amount or a designated percentage to be determined by the employee, but the specific amount may not be less than an amount established by us and the designated percentage may not exceed an amount of eligible compensation established by us from which the deduction is made. In no event will an employee be granted an option under the plan that would permit him to purchase stock with a fair market value in excess of $25,000, or to purchase more than 15,000 shares, in a period established by us.

     There will be two six-month offering periods for the plan in each calendar year. The date of grant and the date of exercise for the first option period is January 1 and June 30, respectively, and the date of grant and date of exercise for the second option period is July 1 and December 31, respectively. The first offering period of the plan will commence on January 1, 2002, and will conclude on June 30, 2002. The exercise price of options granted under the plan will be an amount equal to the lesser of 85% of the fair market value of the stock on the date of exercise or on the date of grant.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

WARRANTS

     We issued a warrant, dated May 22, 1998, to David L. Steffy, a director, to purchase 12,726 shares of our Series B convertible preferred stock at an exercise price of $1.25 per share in exchange for consideration of $318. Upon completion of this offering, the warrant will be exercisable to purchase 6,363 shares of our common stock at an exercise price of $2.50 per share. The warrant will terminate on May 21, 2008.

     We issued a warrant, dated July 1, 1998, to Capital Resource Lenders III, L.P., a 5% stockholder, to purchase 888,876 shares of our common stock at an exercise price of $0.02 per share in exchange for consideration of $888,876. We also issued a warrant, dated December 31, 1998, to Capital Resource Lenders III, L.P. to purchase 80,454 shares of our common stock at an exercise price of $0.02 per share in exchange for consideration of $180,218. These warrants will terminate on March 31, 2005.

     In December 2000, we amended these warrants such that upon completion of this offering, the warrants will be exercisable to purchase shares of our common stock instead of Series B convertible preferred stock.

12% SENIOR SUBORDINATED NOTES

     In July and December 1998, we issued $12.0 million of our 12% senior subordinated notes due March 31, 2005 to, among others, Capital Resource Lenders III, L.P., a 5% stockholder that holds $11,970,000 aggregate principal amount of these notes. We have made one principal payment on these notes. We paid $1.0 million and $2.0 million in accrued interest on the notes during the six months ended June 30, 2000 and 2001, respectively. We will repay in full the principal balance of the notes and any accrued and unpaid interest on the notes upon completion of this offering.

STOCKHOLDERS AGREEMENT

     We entered into a second amended and restated stockholders agreement, dated July 1, 1998, with:

     - Richard R. Burnham;

     - David C. Gasmire;

     - David W. Cross;

     - David L. Steffy;

     - Three Arch Partners, L.P.;

     - Three Arch Associates, L.P.;

     - Weiss, Peck & Greer Venture Associates III, L.L.C.;

     - WPG Enterprise Fund II, L.L.C.;

     - Highland Capital Partners III, Limited Partnership;

     - Capital Resource Lenders III, L.P.; and

     - other holders of our preferred stock and warrants to purchase our common stock.

     The stockholders agreement contains:

     - a right of first offer on the sale of capital stock, whereby a stockholder who is a party to the stockholders agreement must first offer to sell all of its shares back to us, with the other securityholders who are parties to the stockholders agreement having the opportunity to purchase these shares if we do not exercise our purchase right; if we or the other securityholders do not purchase all of the offered shares, the selling stockholder may sell these shares to a third party;

     - the agreement of the stockholders to vote for:

      - three board nominees designated by, among others, Richard R. Burnham, David W. Cross, David L. Steffy, David C. Gasmire and Three Arch Partners, L.P.;

      - four board nominees designated by, among others, Three Arch Partners, L.P., Weiss, Peck & Greer Venture Associates III, L.L.C., WPG Enterprise Fund II, L.L.C., Oak Investment Partners VI, Limited Partnership, Highland Capital Partners III Limited Partnership and Capital Resource Lenders III, L.P.;

      - one board nominee designated by, among others, Three Arch Partners, L.P., Weiss, Peck & Greer Venture Associates III, L.P., WPG Enterprise Fund II, L.L.C., Highland Capital Partners III Limited Partnership and Capital Resource Lenders III, L.P.; and

      - one board nominee that is knowledgeable of our industry as agreed upon and designated by, among others, Richard R. Burnham, David W. Cross, David L. Steffy, David C. Gasmire, Three Arch Partners, L.P., Weiss, Peck & Greer Venture Associates III, L.L.C., WPG Enterprise Fund II, L.L.C., Oak Investment Partners VI, Limited Partnership, Highland Capital Partners III Limited Partnership and Capital Resource Lenders III, L.P.;

     - our agreement to provide financial and other information to the securityholders;

     - our agreement not to engage in specified transactions without the prior consent of the senior subordinated note holders and the holders of at least two-thirds of our preferred stock; and

     - preemptive rights for each stockholder for new issuances of shares of our capital stock, excluding issuances of common stock in this offering.

     This agreement will automatically terminate upon the completion of this offering.

REGISTRATION RIGHTS AGREEMENT

     Richard R. Burnham, David C. Gasmire, David W. Cross, David L. Steffy, Three Arch Partners, L.P., Three Arch Associates, L.P., Capital Resource Lenders III, L.P. and other holders of our preferred stock and warrants to purchase our common stock are entitled under a second amended and restated registration rights agreement with us, dated July 1, 1998, to the following registration rights for the shares of common stock held by them or issuable upon conversion of our preferred stock or upon exercise of warrants to purchase our common stock:

     - at any time after the earlier of six months after the date of completion of this offering or July 1, 2002, holders constituting at least two-thirds of the total shares of these registrable securities may require, on two occasions only, that we use our best efforts to register registrable securities for public resale, provided that the aggregate offering price is at least $1 million;

     - if we register any common stock at any time, either for our own account or for the account of other security holders, the holders of registrable securities are entitled to include their shares of common stock in the registration, subject to the ability of the underwriters to limit the number of shares included in the offering in view of market conditions; and

     - holders of at least 40% of the registrable securities may require us to use our best efforts to register the securities on a Form S-3 registration statement or any successor form after we become eligible to use the form, provided that the aggregate offering price is at least $1 million.

     In most cases, we will bear all registration expenses other than underwriting discounts. Registration rights terminate on the earlier to occur of:

     - the times at which shares of registrable securities may be sold under Rule 144 of the Securities Act; or

     - July 1, 2006.

OTHER TRANSACTIONS


     On April 25, 1996, we loaned $125,500 to Richard R. Burnham, our President and Chief Executive Officer, in exchange for a promissory note to us bearing interest at the rate of 7% per annum. The promissory note is secured by 251,000 shares of our preferred stock owned by Mr. Burnham. Interest is due and payable in annual installments. The principal balance of the promissory note matures on April 25, 2002. We have not received any payments of principal or interest on the promissory note, and we have not exercised our rights to the shares of preferred stock pledged to secure the promissory note. We will forgive repayment of this promissory note, including unpaid interest, upon the completion of this offering. As of September 30, 2001, the balance of the promissory note, including accrued and unpaid interest, was approximately $0.2 million.



     On April 25, 1996, we loaned $45,500 to David C. Gasmire, our Executive Vice President and Chief Operating Officer, in exchange for a promissory note to us bearing interest at the rate of 7% per annum. The promissory note is secured by 91,000 shares of our preferred stock owned by Mr. Gasmire. Interest is due and payable in annual installments. The principal balance of the promissory note matures on April 25, 2002. We have not received any payments of principal or interest on the promissory note, and we have not exercised our rights to the shares of preferred stock pledged to secure the promissory note. We will forgive repayment of this promissory note, including unpaid interest, upon the completion of this offering. As of September 30, 2001, the balance of the promissory note, including accrued and unpaid interest, was approximately $0.1 million.


     We have entered into indemnification agreements with each of our executive officers and directors. See "Management -- Indemnification of Directors and Officers."

          SECURITY OWNERSHIP OF PRINCIPAL STOCKHOLDERS AND MANAGEMENT


     The following table sets forth information with respect to the beneficial ownership of our common stock as of September 30, 2001, after giving effect to the automatic conversion of 16,175,228 shares of outstanding preferred stock into 8,087,610 shares of common stock upon completion of this offering, and as adjusted to reflect the sale of the common stock in this offering, by:


     - each stockholder known by us to own beneficially more than five percent of our common stock;

     - each of our directors;

     - each of our named executive officers; and

     - all directors and executive officers as a group.


     We have determined beneficial ownership in accordance with the rules of the Securities and Exchange Commission. Unless otherwise indicated, the persons included in this table have sole voting and investment power with respect to all the shares of common stock beneficially owned by them, subject to applicable community property laws. The number of shares beneficially owned by a person includes shares of common stock that are subject to stock options or warrants that are either currently exercisable or exercisable within 60 days after September 30, 2001. These shares are also deemed outstanding for the purpose of computing the percentage of outstanding shares owned by the person. These shares are not deemed outstanding, however, for the purpose of computing the percentage ownership of any other person.



                                                                                   PERCENTAGE OF
                                                                                SHARES BENEFICIALLY
                                                                  SHARES               OWNED
                                                               BENEFICIALLY    ----------------------
                                                              OWNED PRIOR TO   BEFORE THE   AFTER THE
NAME OF BENEFICIAL OWNER                                       THE OFFERING     OFFERING    OFFERING
------------------------                                      --------------   ----------   ---------
Entities affiliated with Capital Resource Partners(1).......    1,543,187        13.92%       10.51%
Entities affiliated with Highland Capital Partners(2).......      906,010         8.95%        6.60%
Entities affiliated with Oak Investment Partners(3).........    1,987,046        19.62%       14.47%
Entities affiliated with Three Arch Partners(4).............    2,041,355        20.15%       14.87%
Entities affiliated with Weiss Peck & Greer(5)..............    2,015,875        19.90%       14.68%
Brenda A. Belger(6).........................................       31,041            *            *
Richard R. Burnham(7).......................................      693,498         6.80%        5.03%
Douglas B. Cannon(8)........................................       48,225            *            *
David W. Cross(10)..........................................      494,250         4.88%        3.60%
David C. Gasmire(11)........................................      349,371         3.41%        2.52%
Patricia G. Gross(12).......................................       42,500            *            *
Alexander McGrath(13).......................................    1,554,437        14.01%       10.58%
Martin S. Rash(9)...........................................       25,000            *            *
David L. Steffy(14).........................................      842,515         8.32%        6.14%
Mark A. Wan(15).............................................    2,052,605        20.24%       14.94%
All directors and executive officers as a group (11
  persons)..................................................    6,135,442        53.42%       40.67%


------------------------------

  *  Represents beneficial ownership of less than 1%.

 (1) Consists of (i) 570,000 shares issuable upon conversion of our preferred stock held of record by Capital Resource Lenders III, L.P., (ii) 969,330 shares issuable upon exercise of outstanding warrants held of record by Capital Resource Lenders III, L.P., (iii) 1,428 shares issuable upon conversion of our preferred stock held of record by CRP Investment Partners III, L.L.C. and (iv) 2,429 shares issuable upon exercise of outstanding warrants held of record by CRP Investment Partners III, L.L.C. The address of Capital Resource Partners is 85 Merrimac Street, Suite 200, Boston, Massachusetts 02114.

 (2) Consists of (i) 863,113 shares issuable upon conversion of our preferred stock held of record by Highland Capital Partners III Limited Partnership,
     (ii) 6,657 shares issuable upon exercise of outstanding warrants held of record by Highland Capital Partners III Limited Partnership, (iii) 35,963 shares issuable upon conversion of our preferred stock held of record by Highland Entrepreneur's Fund III Limited Partnership and (iv) 277 shares issuable upon exercise of outstanding warrants held of record by Highland Entrepreneur's Fund III Limited Partnership. The address of Highland Capital Partners is Two International Place, Boston, Massachusetts 02110.

 (3) Consists of (i) 1,926,880 shares issuable upon conversion of our preferred stock held of record by Oak Investment Partners VI, Limited Partnership,
     (ii) 14,863 shares issuable upon exercise of outstanding warrants held of record by Oak Investment Partners VI, Limited Partnership, (iii) 44,957 shares issuable upon conversion of our preferred stock held of record by Oak VI Affiliates Fund, Limited Partnership and (iv) 346 shares issuable upon exercise of outstanding warrants held of record by Oak VI Affiliates Fund, Limited Partnership. The address of Oak Investment Partners is 1 Gorham Island, Westport, Connecticut 06880.

 (4) Consists of (i) 2,040 shares held of record by Three Arch Partners, L.P.,
     (ii) 1,651,655 shares issuable upon conversion of our preferred stock held of record by Three Arch Partners, L.P., (iii) 12,756 shares issuable upon exercise of outstanding warrants held of record by Three Arch Partners, L.P., (iv) 460 shares held of record by Three Arch Associates, L.P., (v) 371,575 shares issuable upon conversion of our preferred stock held of record by Three Arch Associates, L.P. and (vi) 2,869 shares issuable upon exercise of outstanding warrants held of record by Three Arch Associates, L.P. The address of Three Arch Partners is 2800 Sand Hill Road, Suite 270, Menlo Park, California 94025.

 (5) Consists of (i) 1,092,243 shares issuable upon conversion of our preferred stock held of record by WPG Enterprise Fund II, L.L.C., (ii) 8,425 shares issuable upon exercise of outstanding warrants held of record by WPG Enterprise Fund II, L.L.C., (iii) 908,202 shares issuable upon conversion of our preferred stock and held of record by Weiss Peck & Greer Venture Associates III, L.L.C. and (iv) 7,005 shares issuable upon exercise of outstanding warrants held of record by Weiss Peck & Greer Venture Associates III, L.L.C. The address of Weiss Peck & Greer is 555 California Street, Suite 4760, San Francisco, California 94104.


 (6) Consists of (i) 5,000 shares held of record and (ii) 26,041 shares issuable upon exercise of stock options that have already vested or will vest within 60 days.



 (7) Consists of (i) 480,500 shares held of record jointly with his wife, (ii) 125,500 shares issuable upon conversion of our preferred stock and (iii) 87,498 shares issuable upon exercise of stock options that have already vested or will vest within 60 days.



 (8)Consists of (i) 10,000 shares held of record and (ii) 38,225 shares issuable upon exercise of stock options that have already vested or will vest within 60 days.



 (9) Consists solely of shares issuable upon exercise of stock options that have already vested or will vest within 60 days.



(10) Consists of (i) 483,000 shares held of record and (ii) 11,250 shares issuable upon exercise of stock options that have already vested or will vest within 60 days.



(11) Consists of (i) 133,073 shares held of record, (ii) 25,800 shares held of record as co-trustee of certain trusts for the benefit of Mr. Gasmire's children, (iii) 45,500 shares issuable upon conversion of our preferred stock and (iv) 144,998 shares issuable upon exercise of stock options that have already vested or will vest within 60 days.



(12) Consists of (i) 30,000 shares held of record and (ii) 12,500 shares issuable upon exercise of stock options that have already vested or will vest within 60 days.



(13) Consists of (i) 11,250 shares issuable upon exercise of stock options that have already vested or will vest within 60 days and (ii) the shares held by the entities affiliated with Capital Resource Partners as previously described in Note (1). Mr. McGrath is a managing member of Capital Resource Partners III, L.L.C., the sole general partner of Capital Resource Lenders III, L.P., and is a managing member in CRP Investment Partners III, L.L.C., sharing beneficial ownership with three other managing members.

(14) Consists of (i) 483,000 shares held of record, (ii) 341,902 shares issuable upon conversion of our preferred stock, (iii) 11,250 shares issuable upon exercise of stock options that have already vested or will vest within 60 days and (iv) 6,363 shares issuable upon exercise of outstanding warrants.



(15) Consists of (i) 11,250 shares issuable upon exercise of stock options that have already vested or will vest within 60 days and (ii) the shares held by the entities affiliated with Three Arch Partners as previously described in Note (4). Mr. Wan is a general partner of the general partner of each of the partnerships, and shares beneficial ownership with two other general partners.

                          DESCRIPTION OF CAPITAL STOCK


     Our fifth amended and restated certificate of incorporation, which will become effective prior to the consummation of this offering, authorizes up to 75,000,000 shares of common stock, par value $0.001 per share, and up to 50,000,000 shares of preferred stock, par value $0.001 per share. We refer to our fifth amended and restated certificate of incorporation in this prospectus as our "certificate of incorporation." As of September 30, 2001:



     - 2,025,572 shares of common stock were issued and outstanding;


     - 6,918,091 shares of Series A preferred stock were issued and outstanding;

     - 6,400,000 shares of Series B preferred stock were issued and outstanding; and

     - 2,857,137 shares of Series C preferred stock were issued and outstanding.


     As of September 30, 2001, we had 30 holders of record of our common stock. All of our outstanding shares of preferred stock will be converted automatically into 8,087,610 shares of our common stock upon completion of this offering.


     The following descriptions of our capital stock and provisions of our certificate of incorporation and second amended and restated bylaws, referred to in this prospectus as our "bylaws," are summaries of all of their material terms and provisions and are qualified by reference to our certificate of incorporation and bylaws, copies of which have been filed with the SEC as exhibits to our registration statement of which this prospectus is a part. The descriptions of the common stock and preferred stock reflect changes to our capital structure, certificate of incorporation and bylaws that will occur upon the closing of the offering.

COMMON STOCK

     Holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of common stock are entitled to receive proportionately any dividends that may be declared by our board of directors, subject to any preferential dividend rights of outstanding preferred stock. In the event of our liquidation, dissolution or winding up, holders of common stock will be entitled to receive proportionately any of our assets remaining after the payment of liabilities and subject to the prior rights of any outstanding preferred stock. Holders of common stock have no preemptive, subscription, redemption or conversion rights.

PREFERRED STOCK

     Upon the closing of this offering, all outstanding shares of preferred stock will be converted into 8,087,610 shares of common stock and automatically returned to our authorized, unissued and undesignated shares of preferred stock. Thereafter, our board of directors will have the authority, without further action by the stockholders, to issue up to 50,000,000 shares of preferred stock in one or more series and to designate the rights, preferences, privileges and restrictions of each series. The issuance of preferred stock could have the effect of restricting dividends on the common stock, diluting the voting power of the common stock, impairing the liquidation rights of the common stock or delaying or preventing our change in control without further action by the stockholders. We have no present plans to issue any shares of preferred stock after the completion of this offering.

REGISTRATION RIGHTS

     Some of our security holders are entitled to registration rights under a second amended and restated registration rights agreement with us, dated July 1, 1998, for the shares of common stock held by them or issuable upon conversion of our preferred stock or upon exercise of warrants to purchase our common stock. See "Certain Relationships and Related Transactions -- Registration Rights Agreement."

DESCRIPTION OF PROVISIONS OF OUR CERTIFICATE OF INCORPORATION AND BYLAWS

     A number of provisions in our certificate of incorporation and bylaws and under the Delaware General Corporation Law may make it more difficult to acquire control of us. These provisions could deprive the stockholders of opportunities to realize a premium on the shares of common stock owned by them. In addition, these provisions may adversely affect the prevailing market price of the common stock. These provisions are intended to:

     - enhance the likelihood of continuity and stability in the composition of our board of directors;

     - discourage some types of transactions that may involve an actual or threatened change in control of us;

     - discourage certain tactics that may be used in proxy fights;

     - ensure that our board of directors will have sufficient time to act in what the board believes to be in the best interests of us and our stockholders; and

     - encourage persons seeking to acquire control of us to consult first with our board to negotiate the terms of any proposed business combination or offer.

     Classified Board of Directors

     Our certificate of incorporation provides that our board of directors will be divided into three classes of even number or nearly even number, with each class elected for three-year terms expiring in successive years. Section 141 of the Delaware General Corporation Law provides that, in the case of a corporation having a staggered board, holders of a majority of the shares then entitled to vote in an election of directors may remove a director only for cause. Our certificate of incorporation defines "cause" as (i) a final conviction of a felony involving moral turpitude or (ii) willful misconduct that is materially and demonstrably injurious economically to us. No act, or failure to act, by a director will be considered "willful" unless committed in bad faith and without a reasonable belief that the act or failure to act was in the best interest of us or any of our affiliates. "Cause" will not exist unless and until we have delivered to the director written notice of the act or failure to act that constitutes "cause" and the director has not cured the act or omission within 90 days after delivery of the notice. The effect of this provision may be to restrict the ability of stockholders to remove directors from our board of directors. Our certificate of incorporation also allows the board of directors to fix the number of directors.

     Stockholder Meetings and Proposals

     Our certificate of incorporation provides that special meetings of stockholders may be called only by a majority of the members of our board of directors. There are advance notice procedures in our bylaws for the nomination, other than by or at the direction of the board of directors, of candidates for election as directors as well as for other stockholder proposals to be considered at annual stockholder meetings. In general, notice of intent to nominate a director or raise business at annual meetings must be received by us not less than 90 nor more than 120 days before the meeting. The notice must contain specific information concerning the person to be nominated or the matters to be brought before the meeting and concerning the stockholder submitting the proposal. These provisions may preclude a nomination for the election of directors or preclude the conduct of business at a particular annual meeting if the proper procedures are not followed. Furthermore, these provisions may discourage or deter a third party from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of us, even if the conduct of such solicitation or attempt might be beneficial to us and our stockholders.

     Stockholder Action

     Our certificate of incorporation does not allow stockholders to act by written consent without a meeting. The effect of this provision is to restrict stockholders' ability to circumvent the notice requirements relating to an annual meeting.

     Business Combination Under Delaware Law

     We are subject to Section 203 of the Delaware General Corporation Law, which regulates corporate acquisitions. Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years following the date the person became an interested stockholder, unless:

     - the board of directors approved the transaction in which such stockholder became an interested stockholder prior to the date the interested stockholder attained that status;

     - upon consummation of the transaction that resulted in the stockholder's becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares owned by persons who are directors and also officers; or

     - on or subsequent to the time that the stockholder became an interested stockholder, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders by the holders of at least 66 2/3% of our outstanding voting stock which is not owned by the interested stockholder.

     A "business combination" includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status, did own, 15% or more of a corporation's voting stock.

     Three Arch Partners, L.P. and its affiliates or associates, Oak Investment Partners VI Limited Partnership and its affiliates or associates and WPG Enterprise Fund II, L.L.C. and its affiliates or associates are not subject to the restrictions imposed by Section 203 as they owned 15% or more of our voting stock prior to the completion of this offering.

     Limitation of Liability of Directors

     Our certificate of incorporation provides that no director will be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability:

     - for any breach of the director's duty of loyalty to us or our stockholders;

     - for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of laws;

     - for unlawful payment of a dividend or an unlawful stock purchase or stock redemption; and

     - for any transaction from which the director derived an improper personal benefit.

     The effect of these provisions is to eliminate our rights and the rights of our stockholders, through stockholder derivative suits on our behalf, to recover monetary damages against a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior, except in the situations described above.

     Amendments to Certificate of Incorporation

     Our certificate of incorporation requires the affirmative vote of the holders of not less than eighty percent of our shares entitled to vote in an election of directors to amend, alter or repeal the following provisions in our certificate of incorporation:

     - the classified board;

     - the prohibition on stockholder actions by written consent;

     - the prohibition on the right of stockholders to call special meetings of stockholders; and

     - limitations on the power of our stockholders to amend our bylaws.

     This requirement makes it more difficult for our stockholders to make changes to the provisions in our certificate of incorporation that could have anti-takeover effects.

     Amendments to Bylaws

     Our certificate of incorporation provides that our bylaws may be amended, altered or repealed by our board of directors or the affirmative vote of the holders of not less than eighty percent of our shares entitled to vote in an election of directors.

STOCKHOLDER RIGHTS PLAN

     We anticipate that, immediately upon completion of this offering, our board of directors will declare, pursuant to a rights agreement, a dividend distribution of one common share purchase right for each outstanding share of our common stock. Each right will entitle the registered holder to purchase from us one thousandth of a share of our Series A Junior Participating Preferred Stock, par value $.001 per share, at a price per share to be determined by our board with the advice of our financial advisor about the long-term prospects for our value, subject to adjustment. Each thousandth of a junior preferred share will be economically equivalent to one share of our common stock. The purchase price is expected to be significantly higher than the trading price of our common stock. Therefore, the dividend will have no initial value and no impact on our financial statements. The following summary of the rights does not purport to be complete and is qualified in its entirety by reference to the rights agreement, which is an exhibit to the registration statement of which this prospectus is a part.

     Initially, the rights will be attached to all certificates representing shares of our common stock then outstanding, and no separate certificates representing the rights will be distributed. Subject to extension by a majority of our directors acting on our behalf, the rights will become exercisable upon the distribution date, which is defined as the earlier of:

     - ten business days following a public announcement that a person or group of affiliated or associated persons has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of our common stock, any of the foregoing persons being an acquiring person; or

     - ten business days following the commencement of, or after the date of the first public announcement of, a tender offer or exchange offer that would result in a person or group beneficially owning 15% or more of the outstanding shares of our common stock.

     Until the distribution date or earlier redemption or expiration of the rights:

     - with respect to any shares of our common stock outstanding on the date that we issue the rights, the rights will be evidenced (A) with respect to shares of our common stock that are held in certificated form, by the certificates representing the shares with a copy of a summary of rights attached and (B) with respect to shares of our common stock that are held in book-entry form, by a notation in the records of the rights agent and the records of our transfer agent if different from the rights agent;

     - the rights will be transferred with and only with shares of common stock;

     - new common stock certificates issued after the date we issue the rights, upon transfer or new issuance of shares of the common stock, will contain a notation incorporating the rights agreement by reference; and

     - the surrender for transfer (A) of any certificates for common stock outstanding as of the date that we issue the rights, even without the notation or a copy of a summary of rights being attached thereto, and (B) of any shares of our common stock held in book-entry form, will also constitute the transfer of the rights associated with the common stock represented by the certificate.

     As soon as practicable after the distribution date, separate certificates evidencing the rights will be mailed to holders of record of our common stock.

     The rights are not exercisable until the distribution date and will expire ten years after consummation of this offering, unless earlier redeemed by us.

     If a person or group were to acquire 15% or more of the then outstanding shares of our common stock, each right then outstanding and not owned by an acquiring person would become a right to buy that number of shares of our common stock, or under specified circumstances, the equivalent number of one one-thousandth of a junior preferred share, that at the time of the acquisition would have a market value of two times the purchase price of the right. For example, at an exercise price of $100.00 per right, each right not owned by an acquiring person following an event described above would entitle its holder to purchase from us $200.00 worth of common stock, or in specified circumstances, the equivalent number of one one-thousandth of a junior preferred share, for $100.00. Assuming that our common stock had a current market price per share of $20.00 at that time, the holder of each valid right would be entitled to purchase ten shares of common stock for $100.00. Notwithstanding the foregoing, following the occurrence of any of the events set forth in this paragraph, all rights that are, or, under circumstances specified in the rights agreement were, beneficially owned by an acquiring person will be null and void.

     In the event that, at any time following the date that a person or group of affiliated or associated persons has become an acquiring person,

     - we are acquired in a merger or other combination transaction in which we are not the surviving entity;

     - we consolidate with or merge with or into any other person pursuant to which we are the surviving entity but all or a part of the shares of our common stock are changed into or exchanged for stock of another person or cash or other property; or

     - more than 50% of our assets or earning power is sold or transferred;

each holder of a right, except rights that previously have been voided as described above, shall thereafter have the right to receive, upon exercise, common stock or other securities of the acquiring company having a value equal to two times the exercise price of the right.

     At any time following the date that a person or group of affiliated or associated persons becomes an acquiring person and before the acquisition by such person or group of affiliated or associated persons of 50% or more of the outstanding shares of our common stock, our board of directors may, at its option, issue shares of common stock in mandatory redemption of, and in exchange for, all or part of the then outstanding and exercisable rights, other than rights owned by an acquiring person. The exchange would be made at an exchange ratio of one share of common stock for each two shares of common stock for which each right is then exercisable. We may substitute either preferred stock, cash or other assets for any common stock exchangeable for a right to achieve substantially equivalent economic value.

     The purchase price payable and the number of junior preferred shares or other securities or property issuable upon exercise of the rights are subject to adjustment from time to time if we at any time after the date of the rights agreement:

     - declare a dividend on the junior preferred shares payable in junior preferred shares;

     - subdivide the outstanding junior preferred shares;

     - combine the outstanding junior preferred shares into a smaller number of junior preferred shares; or

     - issue any shares of our capital stock in a reclassification of the junior preferred shares, including any reclassification in connection with a consolidation or merger in which we are the continuing or surviving corporation.

     With several exceptions, no adjustment to the purchase price will be required until cumulative adjustments require an adjustment of at least one percent to the purchase price. Upon the exercise of a right, we will not be required to issue fractional junior preferred shares or fractional shares of our common stock, other than fractions in multiples of one one-thousandth of a junior preferred share, and, in lieu thereof, an adjustment in cash may be made based on the market price of the junior preferred shares or our common stock on the last trading date prior to the date of exercise.

     At any time prior to the time any person becomes an acquiring person, our board of directors may redeem all but not less than all the then outstanding rights at a price of $0.00001 per right. The redemption of the rights may be made effective at the time, on the basis and with the conditions as our board of directors in its sole discretion may establish. Immediately upon the action of our board of directors ordering redemption of the rights, the right to exercise the rights will terminate and the only right of the holders of rights will be to receive the $0.00001 redemption price.

     Until a right is exercised, the holder of the right will have no rights as a stockholder of ours, including, without limitation, the right to vote or to receive dividends. While the distribution of the rights will not be taxable to stockholders or to us, stockholders may, depending upon the circumstances, recognize taxable income in the event that any of the rights are exercised for our common stock, or other consideration, or for common stock or other securities of the acquiring company as set forth above.

     The terms of the rights may be amended by our board of directors without the consent of the holders of the rights, including an amendment to extend the expiration date of the rights, and, provided a distribution date has not occurred, to extend the period during which the rights may be redeemed, except that after any person becomes an acquiring person, no amendment may materially and adversely affect the interests of the holders of the rights.

     The rights have several anti-takeover effects. The rights will cause substantial dilution to any person or group that attempts to acquire us without conditioning the offer on our redemption of the rights. The rights should not interfere with any merger or other business combination approved by our board of directors because the board of directors may, at its option, at any time prior to the time any person becomes an acquiring person or ten years after the adoption of the rights agreement, redeem all, but not less than all, of the then outstanding rights at $.00001 per right.

LISTING


     Our common stock has been approved for quotation on the Nasdaq National Market under the symbol "ODSY."


TRANSFER AGENT AND REGISTRAR

     The transfer agent for our common stock is U.S. Stock Transfer Corporation.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Prior to this offering, there has been no public market for our common stock. Future sales of substantial amounts of common stock in the public market could adversely affect the market price of our common stock. After this offering is completed, the number of shares available for future sale into the public markets will be subject to legal and contractual restrictions, some of which are described below. The lapsing of these restrictions will permit sales of substantial amounts of our common stock in the public market or could create the perception that these sales could occur, which could adversely affect the market price for our common stock. These factors could also make it more difficult for us to raise funds through future offerings of common stock.


     After this offering, 13,713,182 shares of common stock will be outstanding, or 14,253,182 shares if the underwriters' exercise their overallotment option in full. Of these shares, all of the shares sold in this offering, plus any shares issued upon exercise of the underwriters' overallotment option, will be freely tradable without restriction under the Securities Act, unless purchased by our "affiliates" as that term is defined in Rule 144 under the Securities Act. The remaining shares of common stock that will be outstanding after this offering are "restricted securities" within the meaning of Rule 144 and Rule 701. Restricted securities may be sold in the public market only if they are registered under the Securities Act or are sold pursuant to an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which are summarized below. Subject to the lockup agreements described below, shares held by our affiliates that are not restricted securities or that have been owned for more than one year may be sold subject to compliance with Rule 144 of the Securities Act without regard to the prescribed one-year holding period under Rule 144.


     Upon completion of this offering, we intend to file one or more registration statements under the Securities Act to register the shares of common stock to be issued under our stock option plan, equity-based compensation plan and stock purchase plan and, as a result, all shares of common stock acquired upon exercise of stock options and other equity-based awards granted under these plans will also be freely tradable under the Securities Act unless purchased by our affiliates.

     All of our executive officers and directors and substantially all of our existing stockholders, warrant holders and stock option holders have agreed, subject to limited exceptions, not to sell or transfer any common stock for 180 days after the date of this prospectus without first obtaining the written consent of Merrill Lynch. This lockup provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

     Following the lockup period, substantially all of the shares of our common stock that are outstanding as of the date of this prospectus will be eligible for sale in the public market in compliance with Rule 144 or Rule 701 under the Securities Act.

     Some of our securityholders have the right to require us to register shares of common stock for resale in some circumstances. See "Certain Relationships and Related Transactions -- Registration Rights Agreement."

     In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, any person or persons whose shares are aggregated, including an affiliate, who has beneficially owned restricted securities for a period of at least one year is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of:

     - 1% of the then outstanding shares of common stock, which will equal approximately 136,982 shares immediately after this offering; or

     - the average weekly trading volume in the common stock on the Nasdaq National Market during the four calendar weeks preceding the date on which the notice of the sale is filed with the Securities and Exchange Commission.

     Sales under Rule 144 are also subject to provisions relating to notice, manner of sale, volume limitations and the availability of current public information about us.

     Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the 90 days preceding a sale, and who has beneficially owned the shares for at least two years, including the holding period of any prior owner other than an "affiliate," is entitled to sell the shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

     Subject to limitations on the aggregate offering price of a transaction and other conditions, Rule 701 under the Securities Act may be relied upon for the resale of our common stock originally issued by us before the date of this prospectus to our employees, directors, officers, consultants or advisers under written compensatory benefit plans, including our stock option plans, or contracts relating to the compensation of these persons. Shares of our common stock issued in reliance on Rule 701 are "restricted securities" and, beginning 90 days after the date of this prospectus, may be sold by non-affiliates subject only to the manner of sale provisions of Rule 144 and by affiliates under Rule 144 without compliance with the one-year holding period, in each case subject to the lockup agreements.

                                  UNDERWRITING

GENERAL

     Merrill Lynch, Pierce, Fenner & Smith Incorporated, CIBC World Markets Corp. and SG Cowen Securities Corporation are acting as representatives of the underwriters named below. Subject to the terms and conditions described in a purchase agreement among us and the underwriters, we have agreed to sell to the underwriters, and the underwriters severally have agreed to purchase from us, the number of shares listed opposite their names below.

                                                                           NUMBER OF
             UNDERWRITER                                                    SHARES
             -----------                                                   ---------
Merrill Lynch, Pierce, Fenner & Smith
             Incorporated................................................
CIBC World Markets Corp. ................................................
SG Cowen Securities Corporation..........................................
                                                                           ---------
             Total.......................................................  3,600,000
                                                                           =========

     The underwriters have agreed to purchase all of the shares sold under the purchase agreement if any of these shares are purchased. If an underwriter defaults, the purchase agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the purchase agreement may be terminated.

     We have agreed to indemnify the underwriters against specified liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

     The underwriters are offering the shares, subject to prior sale, when, and as if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the purchase agreement, such as the receipt by the underwriters of officer's certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

COMMISSIONS AND DISCOUNTS

     The representatives have advised us that the underwriters propose initially to offer the shares to the public at the initial public offering price set forth on the cover page of this prospectus and to dealers at that price less a
concession not in excess of $       per share. The underwriters may allow, and
the dealers may reallow, a discount not in excess of $       per share to other
dealers. After the initial public offering, the public offering price, concession and discount may be changed.

     The following table shows the public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their overallotment option.

                                                     PER SHARE   WITHOUT OPTION   WITH OPTION
                                                     ---------   --------------   -----------
Public offering price..............................      $             $               $
Underwriting discount..............................      $             $               $
Proceeds, before expenses, to Odyssey HealthCare...      $             $               $

     The total expenses of the offering, not including the underwriting discount, are estimated at approximately $1,540,000 and are payable by us.

OVERALLOTMENT OPTION

     We have granted an option to the underwriters to purchase up to 540,000 additional shares at the public offering price less the underwriting discount. The underwriters may exercise this option for 30 days from the date of this prospectus solely to cover any overallotments. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the purchase agreement, to purchase a number of additional shares proportionate to that underwriter's initial amount reflected in the above table.

RESERVED SHARES

     At our request the underwriters have reserved for sale, at the initial public offering price, up to 5% of the shares offered by this prospectus for sale to some of our employees and friends and family of management. If these persons purchase reserved shares, the number of shares available for sale to the general public will be reduced accordingly. Any reserved shares that are not orally confirmed for purchase within one business day of the pricing of this offering will be offered by the underwriters to the general public on the same terms as the other shares offered by this prospectus.

NO SALES OF SIMILAR SECURITIES

     We and our executive officers and directors and substantially all of our existing stockholders, warrant holders and stock option holders have agreed, subject to limited exceptions, not to sell or transfer any common stock for 180 days after the date of this prospectus without first obtaining the written consent of Merrill Lynch. Specifically, we and these other persons have agreed not to directly or indirectly:

     - offer, pledge, sell or contract to sell any common stock;

     - sell any option or contract to purchase any common stock;

     - purchase any option or contract to sell any common stock;

     - grant any option, right or warrant for the sale of any common stock;

     - lend or otherwise dispose of or transfer any common stock;

     - request or demand that we file a registration statement related to the common stock; or

     - enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

     This lockup provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

QUOTATION ON THE NASDAQ NATIONAL MARKET

     The shares have been approved for quotation on the Nasdaq National Market, subject to notice of issuance, under the symbol "ODSY."

     Before this offering, there has been no public market for our common stock. The initial public offering price will be determined through negotiations among us and the representatives. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are:

     - the valuation multiples of publicly traded companies that the representatives believe to be comparable to us;

     - our financial information;

     - the history of, and the prospects for, our company and the industry in which we compete;

     - an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues;

     - the present state of our development; and

     - the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

     An active trading market for the shares may not develop. It is also possible that after the offering the shares will not trade in the public market at or above the initial public offering price. The underwriters do not expect to sell more than five percent of the shares being offered in this offering to accounts over which they exercise discretionary authority.

PRICE STABILIZATION, SHORT POSITIONS AND PENALTY BIDS

     Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the representatives may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

     The underwriters may purchase and sell the common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. "Covered" short sales are sales made in an amount not greater than the underwriters' option to purchase additional shares from the issuer in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the overallotment option. "Naked" short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common shares made by the underwriters in the open market prior to the completion of the offering.

     The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

     Similar to other purchase transactions, the underwriters' purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of the common stock may be higher than the price that might otherwise exist in the open market.

     Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the representatives make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

INTERNET DISTRIBUTION OF PROSPECTUS

     Merrill Lynch will be facilitating Internet distribution for this offering to several of its Internet subscription customers. Merrill Lynch intends to allocate a limited number of shares for sale to its online brokerage customers. An electronic prospectus will be available on the website maintained by Merrill Lynch. Other than the prospectus in electronic format, the information on the Merrill Lynch website relating to this offering is not a part of this prospectus.

                                 LEGAL MATTERS

     The validity of the shares of common stock offered by this prospectus will be passed upon for us by Vinson & Elkins L.L.P., Dallas, Texas. Debevoise & Plimpton, New York, New York, has acted as counsel for the underwriters with regard to certain legal matters in connection with the offering.

                                    EXPERTS

     Our consolidated financial statements at December 31, 1999 and 2000, and for each of the three years in the period ended December 31, 2000 appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

     We have filed a registration statement on Form S-1 with the Securities and Exchange Commission for the common stock we are offering by this prospectus. This prospectus is a part of that registration statement. As allowed by SEC rules, this prospectus does not include all of the information contained in the registration statement or the exhibits to the registration statement. You should refer to the registration statement and its exhibits for additional information.


     When we complete this offering, we will be required to file annual, quarterly and special reports, proxy statements and other information with the SEC. You can obtain our SEC filings, including the registration statement, over the Internet at the SEC's website at http://www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facility at 450 Fifth Street, N.W., Washington, D.C. 20549. You may also obtain copies of these documents at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0300 for further information on the operation of the public reference facility.

                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
ODYSSEY HEALTHCARE, INC.
Report of Ernst & Young LLP, Independent Auditors...........  F-2
Consolidated Balance Sheets as of December 31, 1999 and 2000
  and June 30, 2001 (unaudited).............................  F-3
Consolidated Statements of Operations for the years ended
  December 31, 1998, 1999 and 2000, the six months ended
  June 30, 2000 and 2001 (unaudited)........................  F-4
Consolidated Statements of Changes in Preferred Stock and
  Stockholders' Deficit for the years ended December 31,
  1998, 1999 and 2000 and the six months ended June 30, 2001
  (unaudited)...............................................  F-5
Consolidated Statements of Cash Flows for the years ended
  December 31, 1998, 1999 and 2000, the six months ended
  June 30, 2000 and 2001 (unaudited)........................  F-6
Notes to Consolidated Financial Statements..................  F-7

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

Board of Directors and Stockholders
Odyssey HealthCare, Inc.

     We have audited the accompanying consolidated balance sheets of Odyssey HealthCare, Inc. and subsidiaries as of December 31, 1999 and 2000, and the related consolidated statements of operations, changes in preferred stock and stockholders' deficit, and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Odyssey HealthCare, Inc. and subsidiaries, as of December 31, 1999 and 2000, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

                                            /s/ Ernst & Young LLP

Dallas, Texas
February 5, 2001,
except as to Note 5, as to which the date is August 8, 2001

                   ODYSSEY HEALTHCARE, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                                     DECEMBER 31,
                                                              ---------------------------     JUNE 30,
                                                                  1999           2000           2001
                                                              ------------   ------------   ------------
                                                                                            (UNAUDITED)
                                                 ASSETS

Current assets:
  Cash and cash equivalents.................................  $    373,990   $     97,946   $    451,593
  Accounts receivable from patient services, net of
    allowance for uncollectible accounts of $1,085,000 at
    December 31, 1999, $3,140,270 at December 31, 2000 and
    $2,534,602 at June 30, 2001.............................    12,789,572     18,753,119     21,460,117
  Other current assets......................................       658,319      1,502,881      2,383,322
                                                              ------------   ------------   ------------
         Total current assets...............................    13,821,881     20,353,946     24,295,032
Property and equipment, net.................................     1,708,186      1,602,588      1,800,734
Debt issue costs, net.......................................        46,245        118,552         98,722
Goodwill, net...............................................    16,309,967     16,761,881     22,770,232
Other.......................................................        38,946          8,002        900,000
                                                              ------------   ------------   ------------
         Total assets.......................................  $ 31,925,225   $ 38,844,969   $ 49,864,720
                                                              ============   ============   ============

                                 LIABILITIES AND STOCKHOLDERS' DEFICIT
Current liabilities:
  Accounts payable..........................................  $  3,313,876   $  2,290,060   $  2,109,504
  Accrued compensation......................................     1,035,526      1,955,846      2,103,633
  Accrued nursing home costs................................     1,210,575      3,460,154      4,667,436
  Other accrued expenses....................................     1,309,869      3,412,191      4,811,934
  Line of credit............................................     6,455,194      6,768,867      8,679,244
  Current maturities of long-term debt and capital lease
    obligations.............................................     2,852,457      4,157,638      5,495,235
                                                              ------------   ------------   ------------
         Total current liabilities..........................    16,177,497     22,044,756     27,866,986
Long-term debt and capital lease obligations, less current
  maturities................................................    12,544,472      9,384,357      9,065,123
Commitments and contingencies
Convertible Redeemable Preferred Stock, bearing liquidation
  preferences:
  Series A, $.001 par value, cumulative:
    Authorized shares -- 7,009,091; issued and outstanding
      shares -- 7,009,091 at December 31, 1999, 6,918,091 at
      December 31, 2000 and June 30, 2001, net of
      stockholder loans of $216,500 in 1999, and $171,100 in
      2000 and 2001.........................................     4,425,970      4,687,920      4,826,286
  Series B, $.001 par value, cumulative:
    Authorized shares -- 6,519,993; issued and outstanding
      shares -- 6,400,000 at December 31, 1999 and 2000 and
      June 30, 2001.........................................     9,838,856     10,478,856     10,798,854
  Series C, $.001 par value, cumulative:
    Authorized, issued and outstanding shares -- 2,857,137
      at December 31, 1999 and 2000 and June 30, 2001.......     5,595,033      5,995,032      6,195,030
Stockholders' deficit:
  Common stock, $.001 par value:
    Authorized shares -- 24,112,741
    Issued and outstanding shares -- 1,945,572 at December
      31, 1999, 1,981,072 at December 31, 2000 and 2,010,572
      at June 30, 2001......................................         1,945          1,981          2,010
  Additional paid-in capital................................     1,371,606      3,436,675      4,821,767
  Deferred compensation.....................................            --       (944,055)    (1,755,241)
  Accumulated deficit.......................................   (18,030,154)   (16,240,553)   (11,956,095)
                                                              ------------   ------------   ------------
         Total stockholders' deficit........................   (16,656,603)   (13,745,952)    (8,887,559)
                                                              ------------   ------------   ------------
         Total liabilities and stockholders' deficit........  $ 31,925,225   $ 38,844,969   $ 49,864,720
                                                              ============   ============   ============

                            See accompanying notes.

                   ODYSSEY HEALTHCARE, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                               YEAR ENDED DECEMBER 31,           SIX MONTHS ENDED JUNE 30,
                                       ---------------------------------------   -------------------------
                                          1998          1999          2000          2000          2001
                                       -----------   -----------   -----------   -----------   -----------
                                                                                        (UNAUDITED)
Net patient service revenue..........  $27,238,627   $46,460,090   $85,270,689   $37,411,847   $57,021,076
Operating expenses:
  Direct hospice care................   16,389,141    24,014,468    44,964,470    19,486,649    27,818,829
  General and administrative
     (exclusive of $1,112,550 in
     fiscal 2000 reported and
     $199,166 and $564,685 for the
     six months ended June 30, 2000
     and 2001, respectively, reported
     below as stock-based
     compensation charges)...........   14,674,869    18,878,090    28,421,405    13,233,742    18,655,062
  Stock-based compensation charges...           --            --     1,112,550       199,166       564,685
  Provision for uncollectible
     accounts........................    1,203,215     2,031,015     2,707,556     1,269,292     1,125,830
  Depreciation and amortization......      573,549     1,562,887     1,656,211       808,056     1,062,898
                                       -----------   -----------   -----------   -----------   -----------
                                        32,840,774    46,486,460    78,862,192    34,996,905    49,227,304
                                       -----------   -----------   -----------   -----------   -----------
Income (loss) from operations........   (5,602,147)      (26,370)    6,408,497     2,414,942     7,793,772
Other income (expense):
  Interest income....................      165,231        35,241        31,399        13,819        16,388
  Interest expense...................   (1,085,668)   (2,208,814)   (2,931,281)   (1,425,596)   (1,488,025)
                                       -----------   -----------   -----------   -----------   -----------
                                          (920,437)   (2,173,573)   (2,899,882)   (1,411,777)   (1,471,637)
                                       -----------   -----------   -----------   -----------   -----------
Income (loss) before provision for
  income taxes.......................   (6,522,584)   (2,199,943)    3,508,615     1,003,165     6,322,135
Provision for income taxes...........           --            --       417,065       105,000     1,379,315
                                       -----------   -----------   -----------   -----------   -----------
Net income (loss)....................   (6,522,584)   (2,199,943)    3,091,550       898,165     4,942,820
Preferred stock dividends............    1,122,007     1,320,364     1,301,949       643,588       658,362
                                       -----------   -----------   -----------   -----------   -----------
Net income (loss) applicable to
  common stockholders................  $(7,644,591)  $(3,520,307)  $ 1,789,601   $   254,577   $ 4,284,458
                                       ===========   ===========   ===========   ===========   ===========
Net income (loss) per common share:
  Basic..............................  $     (4.13)  $     (1.81)  $      0.92   $      0.13   $      2.14
  Diluted............................        (4.13)        (1.81)         0.26          0.08          0.41
Weighted average shares outstanding:
  Basic..............................    1,852,933     1,943,197     1,946,622     1,945,964     2,003,362
  Diluted............................    1,852,933     1,943,197    11,820,233    11,700,028    11,929,257

                            See accompanying notes.

                   ODYSSEY HEALTHCARE, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN PREFERRED STOCK AND STOCKHOLDERS' DEFICIT

                                                          CONVERTIBLE REDEEMABLE PREFERRED STOCK
                                         -------------------------------------------------------------------------
                                                SERIES A                 SERIES B                  SERIES C
                                         ----------------------   -----------------------   ----------------------   STOCKHOLDER
                                          SHARES       AMOUNT      SHARES       AMOUNT       SHARES      CAPITAL        LOANS
                                         ---------   ----------   ---------   -----------   ---------   ----------   -----------
Balance at January 1, 1998.............  7,009,091   $4,081,741   6,400,000   $ 8,558,856          --   $       --    $(216,500)
 Issuance of Series C Convertible
   Preferred Stock, net................         --           --          --            --   2,857,137    4,993,391           --
 Series A Convertible Preferred Stock
   dividends...........................         --      280,364          --            --          --           --           --
 Series B Convertible Preferred Stock
   dividends...........................         --           --          --       640,000          --           --           --
 Series C Convertible Preferred Stock
   dividends...........................         --           --          --            --          --      201,643           --
 Issuance of Series B Convertible
   Preferred Stock warrants............         --           --          --            --          --           --           --
 Issuance of Common Stock warrants.....         --           --          --            --          --           --           --
 Exercise of stock options.............         --           --          --            --          --           --           --
 Net loss..............................         --           --          --            --          --           --           --
                                         ---------   ----------   ---------   -----------   ---------   ----------    ---------
Balance at December 31, 1998...........  7,009,091    4,362,105   6,400,000     9,198,856   2,857,137    5,195,034     (216,500)
 Series A Convertible Preferred Stock
   dividends...........................         --      280,365          --            --          --           --           --
 Series B Convertible Preferred Stock
   dividends...........................         --           --          --       640,000          --           --           --
 Series C Convertible Preferred Stock
   dividends...........................         --           --          --            --          --      399,999           --
 Issuance of Common Stock warrants.....         --           --          --            --          --           --           --
 Exercise of stock options.............         --           --          --            --          --           --           --
 Net loss..............................         --           --          --            --          --           --           --
                                         ---------   ----------   ---------   -----------   ---------   ----------    ---------
Balance at December 31, 1999...........  7,009,091    4,642,470   6,400,000     9,838,856   2,857,137    5,595,033     (216,500)
 Exercise of stock options.............         --           --          --            --          --           --           --
 Cancellation of Series A Convertible
   Preferred Stock.....................    (91,000)     (45,400)         --            --          --           --       45,400
 Series A Convertible Preferred Stock
   dividends, net of dividends on
   cancelled stock.....................         --      261,950          --            --          --           --           --
 Series B Convertible Preferred Stock
   dividends...........................         --           --          --       640,000          --           --           --
 Series C Convertible Preferred Stock
   dividends...........................         --           --          --            --          --      399,999           --
 Deferred compensation related to stock
   options.............................         --           --          --            --          --           --           --
 Amortization of deferred
   compensation........................         --           --          --            --          --           --           --
 Net income............................         --           --          --            --          --           --           --
                                         ---------   ----------   ---------   -----------   ---------   ----------    ---------
Balance at December 31, 2000...........  6,918,091   $4,859,020   6,400,000   $10,478,856   2,857,137    5,995,032     (171,100)
 Exercise of stock options.............         --           --          --            --          --           --           --
 Series A Convertible Preferred Stock
   dividends...........................         --      138,366          --            --          --           --           --
 Series B Convertible Preferred Stock
   dividends...........................         --           --          --       319,998          --           --           --
 Series C Convertible Preferred Stock
   dividends...........................         --           --          --            --          --      199,998           --
 Deferred compensation related to stock
   options.............................         --           --          --            --          --           --           --
 Amortization of deferred
   compensation........................         --           --          --            --          --           --           --
 Net income............................         --           --          --            --          --           --           --
                                         ---------   ----------   ---------   -----------   ---------   ----------    ---------
Balance at June 30, 2001 (unaudited)...  6,918,091   $4,997,386   6,400,000   $10,798,854   2,857,137   $6,195,030    $(171,100)
                                         =========   ==========   =========   ===========   =========   ==========    =========


                                            COMMON STOCK      ADDITIONAL                                     TOTAL
                                         ------------------    PAID-IN       DEFERRED      ACCUMULATED   STOCKHOLDERS'
                                          SHARES     AMOUNT    CAPITAL     COMPENSATION      DEFICIT        DEFICIT
                                         ---------   ------   ----------   ------------   -------------  -------------
Balance at January 1, 1998.............  1,831,498   $1,831   $  133,636   $        --    $ (6,865,256)  $ (6,729,789)
 Issuance of Series C Convertible
   Preferred Stock, net................         --       --           --            --              --             --
 Series A Convertible Preferred Stock
   dividends...........................         --       --           --            --        (280,364)      (280,364)
 Series B Convertible Preferred Stock
   dividends...........................         --       --           --            --        (640,000)      (640,000)
 Series C Convertible Preferred Stock
   dividends...........................         --       --           --            --        (201,643)      (201,643)
 Issuance of Series B Convertible
   Preferred Stock warrants............         --       --      150,000            --              --        150,000
 Issuance of Common Stock warrants.....         --       --      891,104            --              --        891,104
 Exercise of stock options.............    105,074      105       13,552            --              --         13,657
 Net loss..............................         --       --           --            --      (6,522,584)    (6,522,584)
                                         ---------   ------   ----------   -----------    ------------   ------------
Balance at December 31, 1998...........  1,936,572    1,936    1,188,292            --     (14,509,847)   (13,319,619)
 Series A Convertible Preferred Stock
   dividends...........................         --       --           --            --        (280,365)      (280,365)
 Series B Convertible Preferred Stock
   dividends...........................         --       --           --            --        (640,000)      (640,000)
 Series C Convertible Preferred Stock
   dividends...........................         --       --           --            --        (399,999)      (399,999)
 Issuance of Common Stock warrants.....         --       --      181,073            --              --        181,073
 Exercise of stock options.............      9,000        9        2,241            --              --          2,250
 Net loss..............................         --       --           --            --      (2,199,943)    (2,199,943)
                                         ---------   ------   ----------   -----------    ------------   ------------
Balance at December 31, 1999...........  1,945,572    1,945    1,371,606            --     (18,030,154)   (16,656,603)
 Exercise of stock options.............     35,500       36        8,464            --              --          8,500
 Cancellation of Series A Convertible
   Preferred Stock.....................         --       --           --            --              --             --
 Series A Convertible Preferred Stock
   dividends, net of dividends on
   cancelled stock.....................         --       --           --            --        (261,950)      (261,950)
 Series B Convertible Preferred Stock
   dividends...........................         --       --           --            --        (640,000)      (640,000)
 Series C Convertible Preferred Stock
   dividends...........................         --       --           --            --        (399,999)      (399,999)
 Deferred compensation related to stock
   options.............................         --       --    2,056,605    (2,056,605)             --             --
 Amortization of deferred
   compensation........................         --       --           --     1,112,550              --      1,112,550
 Net income............................         --       --           --            --       3,091,550      3,091,550
                                         ---------   ------   ----------   -----------    ------------   ------------
Balance at December 31, 2000...........  1,981,072    1,981    3,436,675      (944,055)    (16,240,553)   (13,745,952)
 Exercise of stock options.............     29,500       29        9,221            --              --          9,250
 Series A Convertible Preferred Stock
   dividends...........................         --       --           --            --        (138,366)      (138,366)
 Series B Convertible Preferred Stock
   dividends...........................         --       --           --            --        (319,998)      (319,998)
 Series C Convertible Preferred Stock
   dividends...........................         --       --           --            --        (199,998)      (199,998)
 Deferred compensation related to stock
   options.............................         --       --    1,375,871    (1,375,871)             --             --
 Amortization of deferred
   compensation........................         --       --           --       564,685              --        564,685
 Net income............................         --       --           --            --       4,942,820      4,942,820
                                         ---------   ------   ----------   -----------    ------------   ------------
Balance at June 30, 2001 (unaudited)...  2,010,572   $2,010   $4,821,767   $(1,755,241)   $(11,956,095)  $ (8,887,559)
                                         =========   ======   ==========   ===========    ============   ============

                            See accompanying notes.

                   ODYSSEY HEALTHCARE, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                              SIX MONTHS ENDED
                                                     YEAR ENDED DECEMBER 31,                      JUNE 30,
                                            ------------------------------------------   ---------------------------
                                                1998           1999           2000           2000           2001
                                            ------------   ------------   ------------   ------------   ------------
                                                                                                 (UNAUDITED)
Operating Activities
  Net income (loss).......................  $ (6,522,584)  $ (2,199,943)  $  3,091,550   $    898,165   $  4,942,820
  Adjustments to reconcile net income
     (loss) to net cash provided by (used
     in) operating activities:
       Depreciation and amortization......       573,549      1,562,887      1,656,211        808,056      1,062,898
       Amortization of deferred charges
          and debt discount...............       148,385        128,445        188,680         89,243        100,324
       Stock-based compensation...........            --             --      1,112,550        199,166        564,685
       Provision for uncollectible
          accounts........................     1,203,215      2,031,015      2,707,556      1,269,292      1,125,830
       Changes in operating assets and
          liabilities, net of
          acquisitions:
            Accounts receivable...........    (9,338,630)    (4,659,617)    (8,671,103)    (5,685,947)    (3,832,828)
            Other current assets..........      (261,796)      (141,968)      (844,562)       (37,208)      (880,441)
            Other assets..................       (43,504)         4,558         30,944         22,812          8,002
            Accounts payable, accrued
               nursing home costs and
               other accrued expenses.....     3,187,791      1,686,683      4,248,405        374,953      2,574,256
                                            ------------   ------------   ------------   ------------   ------------
               Net cash provided by (used
                 in) operating
                 activities...............   (11,053,574)    (1,587,940)     3,520,231     (2,061,468)     5,665,546
Investing Activities
  Cash paid for acquisitions..............    (5,310,930)    (4,803,088)      (824,997)      (130,000)    (5,750,000)
  Purchases of property and equipment,
     net..................................      (569,494)      (536,711)      (677,530)      (165,172)      (619,395)
                                            ------------   ------------   ------------   ------------   ------------
          Net cash used in investing
            activities....................    (5,880,424)    (5,339,799)    (1,502,527)      (295,172)    (6,369,395)
Financing Activities
  Proceeds from issuance of Series B and
     Series C Preferred Stock, net........     3,640,391             --             --             --             --
  Proceeds from issuance of common
     stock................................        13,657          2,250          8,500            500          9,250
  Proceeds from issuance of Series B
     Preferred Stock warrants.............         3,000             --             --             --             --
  Proceeds from issuance of common stock
     warrants.............................       891,104        181,073             --             --             --
  Payments on debt........................      (163,594)   (40,049,717)   (91,628,267)   (36,604,161)   (65,526,832)
  Proceeds from issuance of debt..........    10,608,896     46,567,921     89,426,019     38,900,000     66,575,078
  Payment of debt issue costs.............       (76,217)            --       (100,000)            --             --
                                            ------------   ------------   ------------   ------------   ------------
          Net cash provided by (used in)
            financing activities..........    14,917,237      6,701,527     (2,293,748)     2,296,339      1,057,496
                                            ------------   ------------   ------------   ------------   ------------
Net increase (decrease) in cash and cash
  equivalents.............................    (2,016,761)      (226,212)      (276,044)       (60,301)       353,647
Cash and cash equivalents, beginning of
  period..................................     2,616,963        600,202        373,990        373,990         97,946
                                            ------------   ------------   ------------   ------------   ------------
Cash and cash equivalents, end of
  period..................................  $    600,202   $    373,990   $     97,946   $    313,689   $    451,593
                                            ============   ============   ============   ============   ============
Supplemental Cash Flow Information
  Cash interest paid......................  $    480,349   $  2,444,465   $  2,583,202   $  1,411,495   $  1,818,777
  Equipment financed under capital
     leases...............................  $    642,216   $     72,960   $         --   $         --   $         --

                            See accompanying notes.

                   ODYSSEY HEALTHCARE, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1998, 1999 AND 2000 AND SIX MONTHS ENDED JUNE 30, 2001
                                  (UNAUDITED)

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Organization

     Odyssey HealthCare, Inc. and its subsidiaries (the Company) provide hospice care, with a goal of improving the quality of life of terminally ill patients and their families. Hospice services focus on palliative care for patients with life-limiting illnesses, which is care directed at managing pain and other discomforting symptoms and addressing the psychosocial and spiritual needs of patients and their families. In providing these services, the Company manages and assumes clinical and financial responsibility for all medical, psychosocial care and certain other support services associated with the patient's terminal illness, primarily through state-licensed and federally-certified hospice programs.

     The Company was incorporated on August 29, 1995 in the state of Delaware and, as of June 30, 2001, had 36 locations serving patients and their families in 21 states, with significant operations in Texas, California and Arizona.

  Principles of Consolidation

     The consolidated financial statements include the accounts of Odyssey HealthCare, Inc. and its subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

  Interim Financial Information

     The financial information as of June 30, 2001 and for the six months ended June 30, 2001 and 2000 is unaudited and includes all adjustments, consisting only of normal recurring adjustments, the Company's management considers necessary for a fair presentation of the Company's operating results and cash flows for such period. The results of operations for the six month period ended June 30, 2001 are not necessarily indicative of the results for the year ending December 31, 2001.

  Cash and Cash Equivalents

     Cash and cash equivalents include currency, checks on hand and overnight repurchase agreements of government securities.

  Accounts Receivable

     Accounts receivable represents amounts due from patients, third-party payors (principally the Medicare and Medicaid programs), and others for services rendered based on payment arrangements specific to each payor. Approximately 90.0% and 85.6% of the accounts receivable at December 31, 1999 and 2000, respectively, represent amounts due from the Medicare and Medicaid programs.

  Goodwill

     Goodwill represents the excess of cost over fair value of the net assets acquired in acquisitions. Goodwill is amortized on a straight-line basis over the period of benefit, which is estimated to be 20 years. During the Company's 1999 review of its intangible assets, it was determined that the useful life of goodwill should be changed from 25 to 20 years. The amortization period was adjusted accordingly, which resulted in an increase in amortization expense of $170,000 for the year ended December 31, 1999. Accumulated amortization totaled $824,516 and $1,694,422 as of December 31, 1999 and 2000, respectively.

     On an ongoing basis, the Company reviews the carrying value of its intangible assets in light of any events or circumstances that indicate they may be impaired or that the amortization period may need to

                   ODYSSEY HEALTHCARE, INC. AND SUBSIDIARIES be adjusted. If such circumstances suggest the intangible value cannot be recovered, calculated based on undiscounted cash flows over the remaining amortization period, the carrying value of the intangible will be reduced by such shortfall based on discounted cash flows. As of December 31, 2000 and June 30, 2001, the Company does not believe there is any indication that the carrying value or the amortization period of its intangible assets needs to be adjusted.

     During March 1999, the Company closed a hospice facility in Minnesota and wrote off the remaining goodwill related to the purchase of the facility of approximately $242,000 during 1999.

  Net Patient Service Revenue

     Net patient service revenue is reported at the estimated net realizable amounts from patients Medicare, Medicaid, commercial insurance and managed care payors and others for services rendered. Payors may determine that the services provided are not covered and do not qualify for payment or, for commercial payors, that payments are subject to usual and customary rates. To determine net patient service revenues, management adjusts gross patient service revenue for estimated payment denials and contractual adjustments based on historical experience. Changes in the estimate will be adjusted in future periods as the payments are determined. The percentage of net patient service revenue derived under the Medicare and Medicaid programs was 92.8%, 94.1% and 95.6% for the years ended December 31, 1998, 1999 and 2000, respectively.

     The Company is subject to limits for payments for routine home care and for inpatient services. Routine home care, which represented about 83.8% of gross patient service revenue in 2000, is subject to limits based on aggregate length of stay by hospice provider for the year, and the limit by hospice provider is effective for average lengths of stay in excess of 180 days. For inpatient services, which represented about 12.2% of gross patient service revenue in 2000, the limit is based on inpatient care days. If inpatient care days provided to patients at a hospice exceeded 20% of the total days of hospice care provided for the year, then payment for days in excess of this limit are paid for at the routine home care rate. None of the Company's hospices exceeded the payment limits on routine home care or inpatient services in 1998, 1999, 2000, or 2001.

     Laws and regulations governing the Medicare and Medicaid programs are complex and subject to interpretation. The Company believes that it is in compliance with all applicable laws and regulations and is not aware of any pending or threatened investigations involving allegations of potential wrongdoing. While no such regulatory inquiries have been made, compliance with laws and regulations can be subject to future government review and interpretation as well as significant regulatory action including fines, penalties and exclusion from the Medicare and Medicaid programs.

  Charity Care

     The Company provides charity care to patients without charge when management of the hospice has determined that the patient does not have the financial capability to pay, which is determined at or near the time of admission. Because the Company does not pursue collection of amounts determined to qualify as charity care, they are not reported as revenue.

     Charity care, based on established charges, amounted to $492,000, $594,000 and $426,000 and $305,000 for the years ended December 31, 1998, 1999 and 2000 and the six months ended June 30, 2001, respectively.

  Property and Equipment

     Property and equipment, including improvements to existing facilities, are recorded at cost. Depreciation and amortization are calculated principally using the straight-line method over the estimated

                   ODYSSEY HEALTHCARE, INC. AND SUBSIDIARIES useful lives of the assets. Estimated useful lives for major asset categories are three years for leasehold improvements, three to five years for equipment and computer software, and five years for office furniture. Leased assets are amortized over the shorter of the lease term or their respective estimated useful life. Amortization of assets under capital lease obligations is included in depreciation and amortization expense.

  Stock-Based Compensation

     The Company has elected to follow the Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB 25), and related interpretations in accounting for its employee stock options. As such, the Company has adopted the disclosure-only provisions of Financial Accounting Standards Board Statement No. 123, Accounting for Stock-Based Compensation (FAS
123). Under APB 25, compensation expense is measured as the excess of the deemed fair value of the Company's stock at the date of the grant over the option exercise price and is charged to operations over the vesting period using the graded method.

  Net Income (Loss) Per Common Share

     Basic net income (loss) per common share is computed by dividing net income
(loss) less the annual Series A, Series B and Series C Convertible Preferred Stock dividends by the weighted average number of common shares outstanding during the period. Diluted net income (loss) per common share is computed by dividing the net income (loss) by the weighted average number of common shares outstanding during the period plus the effect of dilutive securities, giving effect to the conversion of the convertible preferred stock (using the if-converted method) and employee stock options and outstanding warrants (using the treasury stock method and is considering the effect of unrecognized deferred compensation charges).

  Income Taxes

     The Company accounts for income taxes using the liability method as required by Financial Accounting Standards Board Statement No. 109, Accounting for Income Taxes (FAS 109). Under the liability method, deferred taxes are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax laws that will be in effect when the differences are expected to reverse.

  General and Professional Liability Insurance

     The Company maintains general liability and professional liability insurance coverage on a claims-made basis in 2001, and on an occurrence basis in fiscal 2000 and prior years, with limits of liability of $1,000,000 per occurrence and $3,000,000 in the aggregate. The Company also maintains general liability and umbrella coverage with a limit of $10,000,000.

  Nursing Home Costs

     For patients receiving nursing home care under a state Medicaid program who elect hospice care under Medicare or Medicaid, the Company contracts with nursing homes for the nursing homes' provision to patients of room and board services. The state must pay the Company, in addition to the applicable Medicare or Medicaid hospice daily or hourly rate, an amount equal to at least 95% of the Medicaid daily nursing home rate for room and board furnished to the patient by the nursing home. Under the Company's standard nursing home contracts, the Company pays the nursing home for these room and board services at the Medicaid daily nursing home rate. Nursing home costs are offset by nursing home revenue, and the net amount is included in direct hospice care expenses. Nursing home costs totaled $3,519,281, $8,466,156, $16,797,222 and $11,784,123 for the years ended December 31, 1998, 1999 and 2000 and the six months ended June 30, 2001, respectively. Nursing home revenue totaled $3,410,289, $8,207,648, $16,215,758 and

                   ODYSSEY HEALTHCARE, INC. AND SUBSIDIARIES

$11,400,293 for the years ended December 31, 1998, 1999 and 2000 and the six months ended June 30, 2001, respectively.

  Advertising Costs

     The Company expenses all advertising costs as incurred, which totaled approximately $314,000, $179,000 and $194,000 for the years ended December 31, 1998, 1999 and 2000, respectively.

  Segment Information

     The Company evaluates the performance and allocates resources of its hospice locations based on current operations and market assessments on a hospice-by-hospice basis. The Company does not have a concentration of operations geographically.

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

  Recent Accounting Pronouncements

     In June 1998, the Financial Accounting Standards Board issued Statement No. 133, Accounting for Derivative Instruments and Hedging Activities (FAS 133), which establishes accounting and reporting standards for derivative instruments and hedging activities. FAS 133 requires that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. This statement was amended deferring the effective date to all fiscal quarters of fiscal years beginning after June 15, 2000. This pronouncement does not have a material effect on the Company's financial position or results of operations.

     In December 1999, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin No. 101 (SAB 101), "Revenue Recognition in Financial Statements." SAB 101 summarizes certain of the SEC staff's views in applying generally accepted accounting principles to revenue recognition in financial statements. Management believes that SAB 101 does not have a material impact on the Company's results of operations, financial position or liquidity.

     In June 2001, the Financial Accounting Standards Board issued Statement No. 141, Business Combinations, and Statement No. 142 Goodwill and Other Intangible Assets, effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to annual impairment tests in accordance with the new rules. Other intangible assets will continue to be amortized over their useful lives. The Company will apply the new rules on accounting for goodwill and other intangible assets beginning in the first quarter of 2002. Application of the non-amortization provisions of the new rules is expected to result in an increase in net income, but the amount has not yet been determined as previous business combinations have not yet been analyzed under the new rules. During 2002, the Company will perform the first of the required impairment tests of goodwill and indefinite lived intangible assets as of January 1, 2002 and has not yet determined what the effect of these tests will be on its earnings and financial position of the Company.

 Reclassification

     Certain 2000 amounts have been reclassified to conform to the 2001 presentation.

                   ODYSSEY HEALTHCARE, INC. AND SUBSIDIARIES

2. ACQUISITIONS

  1998 Acquisitions

     On January 15, 1998, the Company purchased all the assets and business of Conroe Hospice of the Pines in Texas, a hospice in Houston (Bellaire), Texas. The purchase price, including transaction costs, totaled $255,501, all of which was recorded as goodwill.

     On January 30, 1998, the Company purchased all the assets and business of American Hospice of Louisiana, Inc., a hospice in New Orleans (Metairie), Louisiana. The purchase price, including transaction costs, totaled $872,076, which includes a note payable of $350,000. Assets acquired include goodwill of approximately $867,000.

     On April 1, 1998, the Company purchased all the assets and business of two hospices from Care United Hospice, Inc. in Minneapolis, Minnesota, and Milwaukee, Wisconsin. The purchase price, including transaction costs, totaled $734,682, which includes notes payable of $300,000. Assets acquired include goodwill of approximately $530,000.

     On June 1, 1998, the Company purchased all the assets and business of Matched Caregivers, Inc., a hospice in San Jose, California. The purchase price, including transaction costs, totaled approximately $92,000. Assets acquired include goodwill of approximately $75,000 and property and equipment of approximately $16,000.

     On August 11, 1998, the Company purchased all the assets and business of Fullife Hospice, L.L.C., a hospice in Oklahoma City, Oklahoma. The purchase price, including transaction costs, totaled $177,410, which includes a note payable of $75,000. Assets acquired include goodwill of approximately $167,000.

     On September 1, 1998, the Company purchased all the assets and business of Home Care Preferred Choice, Inc., a hospice in Irving, Texas. The purchase price, including transaction costs, totaled $100,000. Assets acquired include goodwill of approximately $94,000.

     On September 30, 1998, the Company purchased all the assets and business of four hospices from Hospice Associates of America in San Antonio, Texas, Denver, Colorado, Nashville, Tennessee and New Orleans (Kenner), Louisiana. The purchase price, including transaction costs, totaled $1,210,416, which includes notes payable of $402,000. Assets acquired include goodwill of approximately $1,197,000.

     On September 30, 1998, the Company purchased all the assets and business of two hospices from Grancare Nursing Services and Hospice, Inc. in Detroit (Novi), Michigan, and Milwaukee, Wisconsin. The purchase price, including transaction costs, totaled $2,128,767, which includes notes payable of $707,000. Assets acquired include goodwill of approximately $2,119,000.

     On September 30, 1998, the Company purchased all the assets and business of Heart of America Hospice, L.L.C., a hospice in Kansas City, Missouri. The purchase price, including transaction costs, totaled $1,376,020, which includes a note payable of $457,000. Assets acquired include goodwill of approximately $1,366,000.

     On October 1, 1998, the Company purchased all the assets and business of Hospice of Houston (see Note 3), a hospice in Houston (Baytown), Texas. The purchase price, including transaction costs, totaled approximately $1,102,000, which included a note payable of $366,000. Assets acquired include goodwill of approximately $1,087,000.

  1999 Acquisitions

     On May 25, 1999, the Company purchased all the assets and business of Quality Continuum Hospice (Westminster) and Quality Health Services Hospice (Riverside), two hospices in Orange County (Garden

                   ODYSSEY HEALTHCARE, INC. AND SUBSIDIARIES

Grove), California and Riverside, California. The purchase price, including transaction costs, totaled $895,000. Assets acquired include furniture and fixtures of $25,000 and goodwill of $870,000.

     On November 1, 1999 the Company purchased all the assets and business of six hospices, including three inpatient facilities from Dignita Hospice Care, LLC (Dignita), three located in Phoenix, Arizona, two located in Tucson, Arizona, and one located in San Diego, California. The purchase price totaled $7,250,000, which includes a note payable of $2,500,000, and an additional payment of $750,000 due to the seller if the six facilities' net revenue and earnings before interest, depreciation and amortization expense exceeded certain thresholds as defined in the purchase agreement. Management met these thresholds and, as of December 31, 2000, $750,000 has been earned and the liability is reflected in other accrued expenses in the consolidated balance sheet. This liability was paid in full on January 3, 2001. Of the additional payment, $65,000 and $195,000 were recognized as compensation expense in 1999 and 2000, respectively, because of an employment requirement with a former owner of Dignita who was employed through June 30, 2000. Assets acquired include property and equipment of $267,000 and goodwill of $6,697,000.

  2000 Acquisition

     On November 20, 2000, the Company purchased all the assets and business of Hospice Services of California, Inc., a hospice in Los Angeles (Culver City), California. The purchase price, including transaction costs, totaled $1,200,000, which included a note payable of $500,000. Assets acquired include furniture and fixtures of $3,000 and goodwill of $1,192,000.

 2001 Acquisitions

     On February 1, 2001, the Company purchased all assets and business of the Comforter of Colorado, LLC, a hospice in Colorado Springs, Colorado. The purchase price, including transaction costs, totaled $675,000. Assets acquired include furniture and fixtures of $18,481 and goodwill of $656,519.

     On April 1, 2001, the Company purchased all assets and business of Hospice Health Services, Inc., a hospice in Charleston, South Carolina. The purchase price, including transaction costs, totaled $700,000, which included a note payable of $300,000 and assumed liabilities of $46,921. Assets acquired include furniture and fixtures of $5,000 and goodwill of $648,079.

     On April 1, 2001, the Company purchased all assets and business of Crossroads Hospice of Arkansas, LLC, a hospice in Little Rock, Arkansas. The purchase price, including transaction costs, totaled $2,750,000, which included a note payable of $1,000,000. Assets acquired include furniture and fixtures of $15,000 and goodwill of $2,735,000.

     On June 1, 2001, the Company purchased all assets and business of Viator Healthcare, LP, a hospice in Pittsburgh, Pennsylvania. The purchase price, including transaction costs, totaled $2,450,000, which included a note payable of $500,000. Assets acquired include goodwill of $2,450,000.

     All acquisitions were accounted for under the purchase method of accounting. The results of operations have been included in the consolidated financial statements of the Company from the dates of acquisition.

     Unaudited pro forma consolidated results of operations of the Company for the years ended December 31, 1998, 1999 and 2000 and the six months ended June 30, 2001 are presented below. Such

                   ODYSSEY HEALTHCARE, INC. AND SUBSIDIARIES pro forma presentation has been prepared assuming that the acquisitions described above have been made as of January 1 of the year preceding the year of acquisition:

                                           YEAR ENDED DECEMBER 31,            SIX MONTHS
                                   ---------------------------------------       ENDED
                                      1998          1999          2000       JUNE 30, 2001
                                   -----------   -----------   -----------   -------------
Pro forma net patient service
  revenue........................  $51,561,113   $62,629,920   $98,469,860    $60,069,158
Pro forma net income (loss)......   (5,960,573)   (2,246,587)    3,231,284      4,977,547
Pro forma net income (loss) per
  common share:
  Basic..........................  $     (3.82)  $     (1.84)  $      0.99    $      2.81
  Diluted........................  $     (3.82)  $     (1.84)  $      0.16    $      0.47

     On July 1, 2001, the Company purchased all assets and business of Alternative Healthcare System, Inc., a hospice in Beaumont, Texas. The purchase price, including transaction costs, totaled $1,500,000, which included a note payable of $600,000. Asset amounts have not been recorded, as the effective date is July 1, 2001. However, the $900,000 cash payment was made on June 29, 2001, and therefore has been recorded as an other asset in the June 30, 2001 financial statements.

3. HOSPICE OF HOUSTON

     In connection with the Hospice of Houston acquisition, the Company entered into an exchange agreement on September 30, 1998, whereby Hospice Management Partners, Inc. (HMPI), and Hospice Associates of America, Inc. (HAOA) conveyed their limited partnership (66%) and general partnership (1%) interests in Hospice of Houston, L.P. (the Partnership), to the Company. The Company agreed to contribute all of its Houston operations to the Partnership, which included the assignment of contracts and the existing office space lease, although this has not been completed as of December 31, 2000. On September 30, 1998, a management services agreement was executed between the Partnership and the Company whereby the Company receives a management fee of 5% of net revenue of the Partnership in exchange for assistance in the day-to-day management, administration, and marketing of the Partnership. The Partnership has been consolidated with the Company and the Company's Houston operations are considered part of the Partnership. San Jacinto Methodist Hospital (San Jacinto) holds the remaining 33% interest in the Partnership, and San Jacinto's share of the cumulative net loss has been recorded in other assets ($314,687 and $624,631 at December 31, 1999 and 2000, respectively) from San Jacinto in accordance with the terms of the Partnership agreement. The Company has provided an allowance against the minority interest asset of $275,741 and $624,631 at December 31, 1999 and 2000, respectively, due to uncertainties regarding its recoverability. Minority interest was $50,892, $(4,558) and $(46,334) for the years ended December 31, 1998, 1999, 2000, respectively, and is included in general and administrative expense.

4. PREFERRED STOCK

     On January 26, 1996, the Company issued 7,009,091 shares of Series A Convertible Preferred Stock (Series A). The stock was issued at a price of $0.50 per share for 6,100,000 shares and $0.55 per share for 909,091 shares, with cash proceeds totaling $3,333,500. Notes totaling $216,500, payable in four years at an interest rate of 7%, were accepted from certain employees of the Company as payment for the purchase of 433,000 shares. In May 2000, a former employee forfeited 91,000 shares in exchange for forgiveness of a stockholder note totaling $45,400 and accumulated dividends of $14,774, which reduced unpaid dividends accrued in 2000.

                   ODYSSEY HEALTHCARE, INC. AND SUBSIDIARIES

     On February 12, 1997, the Company issued 6,400,000 shares of Series B Convertible Preferred Stock (Series B). The stock was issued at a price of $1.25 per share, with cash proceeds totaling $8,000,000, less costs of $7,500.

     On July 1, 1998, the Company issued 2,857,137 shares of Series C Convertible Preferred Stock (Series C). The stock was issued at a price of $1.75 per share, with cash proceeds totaling $3,499,990 less costs of $6,597 and the conversion of a convertible promissory note totaling $1,500,000 entered into in 1998.

     The holders of the Series A, Series B, and Series C Convertible Preferred Stock shall be entitled to receive, when and if declared by the Board of Directors, quarterly dividends at the rate of $.04 per share per annum, $.10 per share per annum, and $.14 per share per annum, respectively. All dividends accrue, whether or not earned or declared, and are cumulative. Dividends are not payable in the event of a mandatory conversion. Upon liquidation, the Series A, Series B, and Series C Preferred Stockholders receive a preferential distribution (Liquidation Preference Payments) equal to the issuance price ($3,504,600 for Series A adjusted for cancelled shares, $8,000,000 for Series B, and $4,999,990 for Series C) plus undistributed dividends. At the option of a two-third majority vote of the preferred stockholders, the shares of Series A, Series B, and Series C Convertible Preferred Stock are redeemable as follows:
33.3% of the shares on September 30, 2005, 66.6% of the shares on September 30, 2006, and 100% of the shares on September 30, 2007, at a redemption price equal to the Liquidation Preference Payments.

     The Series A, Series B, and Series C Convertible Preferred Stock is convertible, at the option of the holder, to Common Stock at any time, subject to certain conditions. The Series A, Series B, and Series C Convertible Preferred Stock also is subject to mandatory conversion into Common Stock upon certain conditions, including the issuance of Common Stock in an initial public offering where the aggregate price paid for such shares by the public is equal to or greater than $20,000,000 at a per share price of at least $6.00 and, in the case of a liquidation, dissolution or winding up of the Company, the amounts to be received by the holders of the Series A, Series B, and Series C Convertible Preferred Stock are in excess of the Liquidation Preference Payments. Upon conversion, one share of each of the Series A, Series B and Series C Convertible Preferred Stock would be exchanged for one-half share of common stock. As of December 31, 1999, the Series A, Series B, and Series C Convertible Preferred Stock balances included cumulative dividends of $875,970, $1,838,856 and $595,043, respectively. As of December 31, 2000, the Series A, Series B and Series C Convertible Preferred Stock balances included cumulative dividends of $1,137,920, $2,478,856 and $995,042, respectively. As of June 30, 2001, the Series A, Series B and Series C Convertible Preferred Stock balances included cumulative dividends of $1,276,286, $2,798,854 and $1,195,040, respectively.

     Each share of the Series A, Series B, and Series C Convertible Preferred Stock entitles the holder to the number of votes per share of common stock into which the Series A, Series B, and Series C Convertible Preferred Stock is then convertible.

5. COMMON STOCK

     On August 8, 2001, the Company completed a one for two reverse stock split of its common stock. The accompanying consolidated financial statements and notes thereto have been restated for all periods presented to reflect the reverse stock split.

                   ODYSSEY HEALTHCARE, INC. AND SUBSIDIARIES

6. WARRANTS

  Common Stock

     In conjunction with the senior subordinated notes issued on July 1, 1998, the Company issued stock warrants to purchase 891,104 shares of common stock. On January 1, 1999, the Company issued additional stock warrants to purchase 80,656 shares of common stock in connection with the senior subordinated notes. The exercise price of the stock warrants is $.02 per share and is adjusted from time to time as provided in the respective stock warrant agreement. The warrants were valued at fair value, as determined by the Company, at $891,104 on July 1, 1998 and $181,073 on January 1, 1999. This has been recorded as a discount on the senior subordinated notes, which is being amortized over the term of the debt. The warrants may be exercised at any time before their expiration on March 31, 2005, or at such time as all principal and interest on the senior subordinated notes is paid in full. The holder may also elect to receive, without payment of any additional consideration, shares equal to the value of the warrant with a net issue election notice. In the case of merger, consolidation, dissolution, or reorganization, the holder of the warrants is entitled to receive the stock, and other securities and property to which the holder would have been entitled if the holder had exercised the warrant prior to the merger, consolidation, dissolution, or reorganization.

  Series B Convertible Preferred Stock

     In connection with the issuance of the $1,500,000 convertible promissory notes as of May 22, 1998, the Company issued Series B warrants to the lenders to purchase 119,993 shares of Series B Convertible Preferred Stock for consideration of $.025 per share. The warrants were valued at fair value, as determined by the Company, at $150,000. This was recorded as a discount on the convertible promissory notes as of December 31, 1998. The exercise price of the stock warrants is $1.25 and is adjusted from time to time as provided in the warrant purchase agreement. In December 2000, the warrants were amended such that upon completion of an initial public offering where the aggregate price paid for such shares by the public is equal to or greater than $20,000,000 at a per share price of at least $6.00, the warrants will be exercisable to purchase 59,996 shares of the Company's common stock at an exercise price of $2.50 per share. This amendment eliminated the possibility of any additional shares of Series B Convertible Preferred Stock becoming outstanding after the completion of an initial public offering and did not provide the holders of the warrants any additional rights and, accordingly, no additional expense was recorded. The warrants may be exercised at any time before their expiration on May 21, 2008, or at such time as the closing of the Company's sale or transfer of all or substantially all of its assets. On the date of such event, the warrants shall become null and void. The holder may elect to receive, without the payment by the holder of any additional consideration, shares of preferred stock equal to the value of the warrant with a net issue election notice.

                   ODYSSEY HEALTHCARE, INC. AND SUBSIDIARIES

7. STOCK OPTIONS

     The Odyssey HealthCare, Inc. Stock Option Plan (Stock Option Plan) authorizes the grant of options to employees and directors for up to 1,139,000 shares of the Company's common stock (increased to 1,289,000 shares in January
2001). Options outstanding at June 30, 2001 had exercise prices ranging from $.10 to $7.00 per share. All options granted have five to ten-year terms and vest over a five-year period.

     A summary of stock option activity follows:

                                                            WEIGHTED AVERAGE
                                                             EXERCISE PRICE     OPTIONS
                                                            ----------------   ---------
Options outstanding at January 1, 1998....................       $0.54           719,166
  Granted.................................................        1.00           267,500
  Canceled................................................        0.58          (359,092)
  Exercised...............................................        0.12          (105,074)
                                                                               ---------
Options outstanding at December 31, 1998..................        0.80           522,500
  Granted.................................................        1.00           288,563
  Canceled................................................        1.00          (139,200)
  Exercised...............................................        0.26            (9,000)
                                                                               ---------
Options outstanding at December 31, 1999..................        0.84           662,863
  Granted.................................................        1.68           405,750
  Canceled................................................        0.94           (79,800)
  Exercised...............................................        0.24           (35,500)
                                                                               ---------
Options outstanding at December 31, 2000..................        1.16           953,313
  Granted.................................................        4.12           129,000
  Cancelled...............................................        2.76           (11,500)
  Exercised...............................................        1.62           (29,500)
                                                                               ---------
Options outstanding at June 30, 2001......................        1.52         1,041,313
                                                                               =========

     At December 31, 2000 and June 30, 2001, 26,112 and 58,612 shares, respectively, were available for issuance under the Stock Option Plan.

     The following table summarizes the stock options outstanding as of December 31, 2000:

                         WEIGHTED AVERAGE
                            REMAINING         NUMBER          NUMBER
EXERCISE     NUMBER      CONTRACTUAL LIFE   VESTED AND     UNVESTED AND
 PRICE     OUTSTANDING       (YEARS)        EXERCISABLE   NOT EXERCISABLE
---------  -----------   ----------------   -----------   ---------------
$0.10....    138,000           4.35           110,596          27,404
 1.00....    681,063           8.20           156,492         524,571
 1.10....      2,500           9.28                --           2,500
 3.10....    131,750           9.78            65,000          66,750
             -------                          -------         -------
             953,313           8.08           332,088         621,225
             =======                          =======         =======

                   ODYSSEY HEALTHCARE, INC. AND SUBSIDIARIES

     The following table summarizes the stock options outstanding as of June 30, 2001:

                         WEIGHTED AVERAGE
                            REMAINING         NUMBER          NUMBER
EXERCISE     NUMBER      CONTRACTUAL LIFE   VESTED AND     UNVESTED AND
 PRICE     OUTSTANDING       (YEARS)        EXERCISABLE   NOT EXERCISABLE
--------   -----------   ----------------   -----------   ---------------
 $0.10        110,500          3.98            90,475          20,025
  1.00        676,065          7.71           277,818         398,245
  1.10          2,500          8.79               500           2,000
  3.10        222,000          9.42            74,100         147,900
  7.00         30,250          9.82                --          30,250
            ---------                         -------         -------
            1,041,313                         442,893         598,420
            =========                         =======         =======

     During the year ended December 31, 2000 and the six months ended June 30, 2001, the Company recorded aggregate deferred compensation for employees of $2,056,605 and $1,375,871, respectively, representing the difference between the exercise prices of stock options granted in fiscal year 2000 under the Stock Option Plan and the then deemed fair value of the common stock. These amounts are being amortized as charges to operations, using the graded method. Under the graded method, approximately 46%, 26%, 15%, 9% and 4%, respectively, of each options compensation expense is recognized in each of the five years following the date of the grant. For the six months ended June 30, 2001, the Company amortized $564,685 of deferred compensation.

     Pro forma information regarding net income (loss) is required by FAS 123, which requires that the information be determined as if the Company has accounted for its employee stock options granted during the fiscal periods ended December 31, 1998, 1999 and 2000, under the fair value method of FAS 123. The deemed fair value for these options was estimated at the date of the grant using the minimum value option valuation model, which assumes the stock price has no volatility since the common stock is not publicly traded. The following assumptions were used to calculate the deemed fair value of the option awards at the date of grant: no dividend payouts expected, expected option life of six years, and a risk free interest rate averaging 5.85%. The weighted average deemed fair value of the options granted was $0.52, $0.55 and $2.75 in the years ended December 31, 1998, 1999 and 2000, respectively.

     The minimum value option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected life of the option. Because, among other things, changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock options. For purposes of pro forma disclosures, the deemed fair value of the options is amortized to expense over the vesting periods.

                   ODYSSEY HEALTHCARE, INC. AND SUBSIDIARIES

     If compensation cost for the Company's stock-based compensation plan had been determined based on the deemed fair value at the grant date for awards under this plan consistent with the method provided for under FAS 123, then the Company's net income (loss) would have been as indicated in the pro forma amounts below:

                                                        YEAR ENDED DECEMBER 31,
                                                 --------------------------------------
                                                    1998          1999          2000
                                                 -----------   -----------   ----------
Net income (loss):
  As reported..................................  $(6,522,584)  $(2,199,943)  $3,091,550
  Pro forma....................................   (6,588,584)   (2,274,555)   3,028,949
Basic net income (loss) per common share:
  As reported..................................  $     (4.13)  $     (1.81)  $     0.92
  Pro forma....................................        (4.16)        (1.85)        0.89
Diluted net income (loss) per common share:
  As reported..................................  $     (4.13)  $     (1.81)  $     0.26
  Pro forma....................................        (4.16)        (1.85)        0.26

     At December 31, 2000 and June 30, 2001, the Company has reserved 10,098,789 and 10,219,289 shares of common stock, respectively, for future issuance under option agreements and upon conversion of the Series A, Series B, and Series C Convertible Preferred Stock, the Series B Convertible Preferred Stock warrants and the common stock warrants as detailed below:

                                                                       SHARES
                                                          ---------------------------------
                                                          DECEMBER 31, 2000   JUNE 30, 2001
                                                          -----------------   -------------
Options outstanding and available for grant under the
  Stock Option Plan.....................................        979,425         1,099,925
Series A, B, and C Convertible Preferred Stock
  conversion............................................      8,087,610         8,087,610
Series B Convertible Preferred Stock warrants...........         59,994            59,994
Common stock warrants...................................        971,760           971,760
                                                             ----------        ----------
                                                             10,098,789        10,219,289
                                                             ==========        ==========

                   ODYSSEY HEALTHCARE, INC. AND SUBSIDIARIES

8. NET INCOME (LOSS) PER COMMON SHARE

     The following table presents the calculation of basic and diluted net income (loss) per common share and pro forma basic and diluted net income (loss) per common share:

                                                     YEAR ENDED DECEMBER 31,           SIX MONTHS ENDED JUNE 30,
                                             ---------------------------------------   -------------------------
                                                1998          1999          2000          2000          2001
                                             -----------   -----------   -----------   -----------   -----------
                                                                                              (UNAUDITED)
Numerator
  Net income (loss)........................  $(6,522,584)  $(2,199,943)  $ 3,091,550   $  898,165    $ 4,942,820
  Series A, B and C Preferred Stock
    dividends..............................   (1,122,007)   (1,320,364)   (1,301,949)    (643,588)      (658,362)
                                             -----------   -----------   -----------   -----------   -----------
  Numerator for basic earnings per share --
    income available to common
    stockholders...........................   (7,644,591)   (3,520,307)    1,789,601      254,577      4,284,458
  Effect of dilutive securities:
    Series A, B and C Preferred Stock
      dividends............................           --            --     1,301,949      643,588        658,362
                                             -----------   -----------   -----------   -----------   -----------
  Numerator for diluted net income (loss)
    per share -- net income (loss)
    available to common stockholders after
    assumed conversions....................  $(7,644,591)  $(3,520,307)  $ 3,091,550   $  898,165    $ 4,942,820
                                             ===========   ===========   ===========   ===========   ===========
Denominator
  Denominator for basic net income per
    share -- weighted average shares.......    1,852,933     1,943,197     1,946,622    1,945,964      2,003,362
  Effect of dilutive securities:
    Employee stock options.................           --            --       772,706      661,171        818,198
    Series A, B and C Preferred Stock......           --            --     8,087,610    8,087,610      8,087,610
    Series B Preferred Stock Warrants
      convertible to common stock..........           --            --        43,652       36,560         49,666
    Common stock warrants..................           --            --       969,643      968,723        970,421
                                             -----------   -----------   -----------   -----------   -----------
  Denominator for diluted net income (loss)
    per share -- adjusted weighted average
    shares and assumed conversions.........    1,852,933     1,943,197    11,820,233   11,700,028     11,929,257
                                             ===========   ===========   ===========   ===========   ===========
Net income (loss) per common share:
    Basic..................................  $     (4.13)  $     (1.81)  $      0.92   $     0.13    $      2.14
    Diluted................................  $     (4.13)  $     (1.81)  $      0.26   $     0.08    $      0.41

9. ALLOWANCE FOR UNCOLLECTIBLE ACCOUNTS

     The allowance for uncollectible accounts for patient accounts receivable is as follows:

                                       BALANCE AT    PROVISION FOR
                                      BEGINNING OF   UNCOLLECTIBLE   WRITE-OFFS, NET   BALANCE AT
                                          YEAR         ACCOUNTS       OF RECOVERIES    END OF YEAR
                                      ------------   -------------   ---------------   -----------
Year ended December 31, 1998........   $  204,585     $1,203,215       $  (485,121)    $  922,679
Year ended December 31, 1999........   $  922,679     $2,031,015       $(1,868,694)    $1,085,000
Year ended December 31, 2000........   $1,085,000     $2,707,556       $  (652,286)    $3,140,270

                   ODYSSEY HEALTHCARE, INC. AND SUBSIDIARIES

10. PROPERTY AND EQUIPMENT

     Property and equipment is as follows:

                                                                    DECEMBER 31,
                                                               -----------------------
                                                                  1999         2000
                                                               ----------   ----------
Office furniture............................................   $  815,476   $  849,861
Computer hardware...........................................    1,124,198    1,473,778
Computer software...........................................      326,608      465,656
Equipment...................................................      153,431      184,773
Motor vehicles..............................................       47,182       47,182
Leasehold improvements......................................      350,364      476,063
                                                               ----------   ----------
                                                                2,817,259    3,497,313
Less accumulated depreciation and amortization..............    1,109,073    1,894,725
                                                               ----------   ----------
                                                               $1,708,186   $1,602,588
                                                               ==========   ==========

     Assets under capital lease obligations are $907,096, and $907,096 at December 31, 1999 and 2000, respectively, and accumulated amortization is $498,752, and $759,049 at December 31, 1999 and 2000, respectively. Depreciation and amortization expense includes amortization expense on assets under capital lease obligations totaling $168,472, $294,542 and $260,296 for the years ended December 31, 1998, 1999 and 2000, respectively.

11. LINE OF CREDIT, LONG-TERM DEBT AND CAPITAL LEASE OBLIGATIONS

     Line of credit, long-term debt and capital lease obligations consists of the following:

                                                                   DECEMBER 31,
                                                             -------------------------
                                                                1999          2000
                                                             -----------   -----------
Revolving $20 million line of credit, bearing interest at
  prime plus 1% (10.5% at December 31, 2000); interest
  payable monthly, secured by accounts receivable..........  $ 6,455,194   $ 6,768,867
Senior subordinated notes with a limited liability
  partnership dated July 1, 1998, bearing interest at 12%
  payable quarterly; principal payments of 6.25% of the
  aggregate principal balance are due beginning June 2001
  through March 2005; less unamortized discount of $684,195
  at December 31, 2000.....................................   11,154,817    11,315,805
Acquisition notes payable, due between 1999 and 2001;
  bearing interest at 7% to 8%, all of which are
  unsecured................................................    3,775,000     2,057,393
Various capital leases covering equipment, due between 1999
  and 2003; interest rates ranging from 7% to 15%; secured
  by equipment.............................................      467,112       168,797
                                                             -----------   -----------
                                                              21,852,123    20,310,862
Less line of credit and current maturities.................    9,307,651    10,926,505
                                                             -----------   -----------
                                                             $12,544,472   $ 9,384,357
                                                             ===========   ===========

     The revolving $10 million line of credit was amended October 2, 2000, and increased to $20 million, bearing interest at prime, as defined in the agreement, plus 1%, not to fall below 10%, and matures on October 2, 2003. The line of credit bears a usage fee and a loan management fee, as defined in the

                   ODYSSEY HEALTHCARE, INC. AND SUBSIDIARIES agreement, of 0.04% and 0.03%, respectively. Advances made under the loan agreement are secured by a substantial portion of the Company's accounts receivable.

     The senior subordinated notes and the revolving line of credit require certain financial and other covenants be met in order to maintain the existing notes payable and obtain new debt fundings, and also restrict payment of dividends. The Company obtained an amendment from the lender with respect to the tangible net worth covenant as of December 31, 1999 and, accordingly, was in full compliance with its financial and other covenants as of December 31, 1999 and 2000.

     Debt issue costs in the amount of $76,217 and $100,000 were incurred in 1998 in connection with the senior subordinated notes and in 2000 in connection with the amended line of credit, respectively, and are being amortized over the terms of the agreements. Accumulated amortization was $17,500 and $57,665 at December 31, 1999 and 2000, respectively.

     Scheduled principal repayments on debt and payments on capital lease obligations for the next five years as of December 31, 2000 are as follows:

                                                                DECEMBER 31, 2000
                                                              ----------------------
                                                                            CAPITAL
                                                                 DEBT        LEASES
                                                              -----------   --------
2001........................................................  $10,776,260   $150,254
2002........................................................    3,300,000     14,066
2003........................................................    3,000,000     13,776
2004........................................................    3,000,000         --
2005........................................................      750,000         --
                                                              -----------   --------
                                                               20,826,260    178,096
Less amounts representing interest..........................           --      9,299
                                                              -----------   --------
                                                               20,826,260   $168,797
                                                                            ========
Less unamortized discount...................................      684,195
                                                              -----------
                                                              $20,142,065
                                                              ===========

12. INCOME TAXES

     Significant components of the Company's deferred tax assets are as follows:

                                                                   DECEMBER 31,
                                                             -------------------------
                                                                1999          2000
                                                             -----------   -----------
Deferred tax assets:
  Accrual to cash/Section 481 adjustment...................  $(1,584,410)  $(1,217,655)
  Amortizable/depreciable assets...........................      (29,826)     (195,408)
  Accounts receivable......................................      358,384     1,193,303
  Accrued compensation.....................................      149,421       178,105
  Alternative minimum tax credit carryforward..............           --       162,065
  Net operating loss carryforward..........................    6,458,448     3,596,557
  Other....................................................        1,151         1,970
                                                             -----------   -----------
                                                               5,353,168     3,718,937
  Valuation allowance......................................   (5,353,168)   (3,718,937)
                                                             -----------   -----------
          Net deferred tax assets..........................  $        --   $        --
                                                             ===========   ===========

                   ODYSSEY HEALTHCARE, INC. AND SUBSIDIARIES

     The components of the Company's tax expense are as follows:

                                                          YEAR ENDED DECEMBER 31,
                                                     ---------------------------------
                                                        1998         1999       2000
                                                     -----------   --------   --------
Current:
  Federal..........................................  $        --   $     --   $162,065
  State............................................           --         --    255,000
                                                     -----------   --------   --------
                                                              --         --    417,065
Deferred:
  Federal..........................................           --         --         --
  State............................................           --         --         --
                                                     -----------   --------   --------
                                                     $        --   $     --   $417,065
                                                     ===========   ========   ========

     The reconciliation of income tax expense (benefit) computed at the federal statutory tax rate to income tax expense (benefit) is as follows:

                                                                   YEAR ENDED DECEMBER 31,
                                             -------------------------------------------------------------------
                                                     1998                   1999                   2000
                                             ---------------------   -------------------   ---------------------
                                               AMOUNT      PERCENT    AMOUNT     PERCENT     AMOUNT      PERCENT
                                             -----------   -------   ---------   -------   -----------   -------
Tax at federal statutory rate..............  $(2,217,678)    (34)%   $(747,981)    (34)%   $ 1,192,929      34%
State income tax, net of federal benefit...     (260,903)     (4)      (87,998)     (4)        395,345      11
Stock-based compensation charges...........           --      --            --      --         378,267      11
Non-deductible expenses and other..........       43,172      --        42,298       3          84,755       2
Increase (decrease) in valuation
  allowance................................    2,435,409      38       793,681      35      (1,634,231)    (46)
                                             -----------     ---     ---------     ---     -----------     ---
                                             $        --      --%    $      --      --%    $   417,065      12%
                                             ===========     ===     =========     ===     ===========     ===

     The decrease in the valuation allowance in 2000 was due in part to the Company's ability to use approximately $7,500,000 of net operating loss carryforwards. The Company has a federal net operating loss carryforward totaling $16,995,915 and $9,464,264 at December 31, 1999 and 2000, respectively, which expires between 2011 and 2019. The Company has an alternative minimum tax credit carryforward of approximately $162,000 at December 31, 2000.

     At December 31, 2000, the Company recorded a full valuation allowance of $3,718,937 to reduce the net deferred tax asset. At December 31, 2000, the deferred tax asset did not meet the criteria for recognition under FAS 109 due to the Company's history of operating losses prior to fiscal 2000.

     For fiscal 2001, the Company expects to fully utilize its net operating loss carryforwards of $9,464,264 that existed at December 31, 2000, which was fully reserved by a valuation allowance. Accordingly, the Company estimates that its effective tax rate will be approximately 21.8% during 2001, after considering the reversal of its valuation allowance on its deferred tax assets.

     No income taxes were paid in 1998 and 1999, and $282,242 was paid in 2000.

13. RETIREMENT PLAN

     On April 1, 1997, the Company began sponsoring a 401(k) plan, which is available to all regular employees after meeting certain eligibility requirements. The plan provides for contributions by the employees based on a percentage of their income. The Company at its discretion may make contributions. The Company made no matching contributions in 1998 or 1999 and matching contributions totaled $49,308 for the year ended December 31, 2000.

                   ODYSSEY HEALTHCARE, INC. AND SUBSIDIARIES

14. COMMITMENTS AND CONTINGENCIES

  Leases

     The Company leases office space and equipment at its various locations. Total rental expense was approximately $1,452,000, $2,233,000 and $3,178,000 for the years ended December 31, 1998, 1999 and 2000, respectively.

     Future minimum rental commitments under noncancelable operating leases for the years subsequent December 31, 2000, are as follows:

2001.....................................................  $2,872,792
2002.....................................................   1,983,518
2003.....................................................   1,532,128
2004.....................................................   1,262,117
2005.....................................................     790,223
Thereafter...............................................   1,079,809
                                                           ----------
                                                           $9,520,587
                                                           ==========

  Contingencies

     The Company is involved in various legal proceedings arising in the ordinary course of business. Although the results of litigation cannot be predicted with certainty, management believes the outcome of pending litigation will not have a material adverse effect, after considering the effect of the Company's insurance coverage, on the Company's consolidated financial statements.

15. RELATED PARTY TRANSACTIONS

     A member of the Company's board of directors is a partner of the limited liability partnership from which the Company has obtained the senior subordinated notes. Interest paid on these notes was approximately $300,000, $1,800,000 and $1,100,000 for the years ended December 31, 1998, 1999 and 2000, respectively.

     In January 1996, the Company accepted notes from executive management totaling $216,500 for the purchase of Series A Convertible Preferred Stock. During 2000, a former executive forfeited 91,000 shares of Series A Convertible Preferred Stock in exchange for forgiveness of his note payable to the Company totaling $45,400 and accumulated dividends of $14,774.

16. FAIR VALUES OF FINANCIAL INSTRUMENTS

     Financial Accounting Standards Statement No. 107, Disclosures about Fair Value of Financial Instruments (FAS 107), requires disclosures of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets, and in many cases, could not be realized in immediate settlement of the instrument. FAS 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts

                   ODYSSEY HEALTHCARE, INC. AND SUBSIDIARIES presented do not represent the underlying value of the Company. The following methods and assumptions used by the Company in estimating its fair value disclosures for financial instruments:

  Cash and cash equivalents

     The carrying amount reported in the consolidated balance sheets for cash and cash equivalents approximates its fair value.

  Line of credit and long-term debt (including current maturities)

     The carrying amounts of the Company's variable-rate borrowings under the line of credit approximate their fair values. The fair values of the remaining long-term debt are estimated using discounted cash flow analyses, based on the Company's incremental borrowing rates for similar types of borrowing arrangements.

     The carrying amounts and estimated fair values of the Company's financial instruments at December 31, 1999 and 2000 are as follows:

                                                               1999                        2000
                                                     -------------------------   -------------------------
                                                      CARRYING                    CARRYING
                                                       AMOUNT      FAIR VALUE      AMOUNT      FAIR VALUE
                                                     -----------   -----------   -----------   -----------
Cash and cash equivalents..........................  $   373,990   $   373,990   $    97,946   $    97,946
Line of credit.....................................    6,455,193     6,455,193     6,768,867     6,768,867
Senior subordinated notes and acquisition notes
  payable (including current maturities)...........   14,929,817    14,422,802    13,373,198    13,239,269

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     Through and including           , 2001 (the 25th day after the date of this
prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                                3,600,000 SHARES

                         [ODYSSEY HEALTHCARE 4/C LOGO]

                                  COMMON STOCK

                             ----------------------

                                   PROSPECTUS
                             ----------------------

                              MERRILL LYNCH & CO.

                               CIBC WORLD MARKETS

                                    SG COWEN

                                          , 2001

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by Odyssey HealthCare, Inc. in connection with the sale of common stock being registered. All amounts are estimates except the SEC registration fee and the NASD filing fee.

SEC registration fee....................................        $   15,525
NASD filing fee.........................................             6,710
Nasdaq National Market Listing Fee......................            87,000
Printing and engraving costs............................           200,000
Legal fees and expenses.................................           600,000
Accounting fees and expenses............................           600,000
Transfer Agent and Registrar fees.......................             5,000
Miscellaneous expenses..................................            25,000
                                                                ----------
Total...................................................        $1,539,235
                                                                ==========

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145 of the Delaware General Corporation Law ("DGCL") provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees)), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Section 145 further provides that a corporation similarly may indemnify any such person serving in any such capacity who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorney's fees) actually and reasonably incurred in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or such other court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Delaware Court of Chancery or such other court shall deem proper.

     The Company's Fifth Amended and Restated Certificate of Incorporation provides for the indemnification of directors to the fullest extent permitted by the DGCL. In addition, as permitted by the DGCL, the Fifth Amended and Restated Certificate of Incorporation provides that directors of the Company shall have no personal liability to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except (1) for any breach of the director's duty of loyalty to the Company or its stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or knowing violation of law, (3) under Section 174 of the DGCL or (4) for any transaction from which a director derived an improper personal benefit.

     The Company's Second Amended and Restated By-laws provides for the indemnification of all current and former directors and all current or former officers to the fullest extent permitted by the DGCL.

     The Company has entered into indemnification agreements with its directors and executive officers and intends to enter into indemnification agreements with any new directors and executive officers in the future.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

     The following information relates to all securities issued or sold by Odyssey HealthCare, Inc. in the last three years and not registered under the Securities Act and does not reflect the one-for-two reverse stock split completed by the Company on August 8, 2001. Each of the transactions described below was conducted in reliance upon the exemptions from registration provided in Rule 701 promulgated under Section 3(b) of the Securities Act and Section 4(2) of the Securities Act and the rules and regulations promulgated thereunder. Each of the certificates representing Odyssey HealthCare, Inc.'s securities issued in connection with such transaction contains a restrictive legend.

     Between January 30, 1997 and November 18, 1997, Odyssey HealthCare, Inc. issued stock options to various employees to purchase 795,000 shares of common stock of Odyssey HealthCare, Inc. (the "Common Stock") at exercise prices ranging from $0.05 to $0.50 per share.

     On January 30, 1997, Odyssey HealthCare, Inc. sold 138,000 shares of Common Stock to Richard R. Burnham for a purchase price of $69,000.

     On February 12, 1997, Odyssey HealthCare, Inc. sold 1,306,152 shares of Series B Convertible Preferred Stock to Three Arch Partners, L.P. for a purchase price of $1,632,690.

     On February 12, 1997, Odyssey HealthCare, Inc. sold 293,848 shares of Series B Convertible Preferred Stock to Three Arch Associates, L.P. for a purchase price of $367,310.

     On February 12, 1997, Odyssey HealthCare, Inc. sold 708,240 shares of Series B Convertible Preferred Stock to Weiss, Peck & Greer Venture Associates III, L.L.C. for a purchase price of $885,300.

     On February 12, 1997, Odyssey HealthCare, Inc. sold 851,760 shares of Series B Convertible Preferred Stock to WPG Enterprise Fund II, L.L.C. for a purchase price of $1,064,700.

     On February 12, 1997, Odyssey HealthCare, Inc. sold 1,563,520 shares of Series B Convertible Preferred Stock to Oak Investment Partners VI, Limited Partnership for a purchase price of $1,954,400.

     On February 12, 1997, Odyssey HealthCare, Inc. sold 36,480 shares of Series B Convertible Preferred Stock to Oak VI Affiliates Fund, Limited Partnership for a purchase price of $45,600.

     On February 12, 1997, Odyssey HealthCare, Inc. sold 1,536,000 shares of Series B Convertible Preferred Stock to Highland Capital Partners III Limited Partnership for a purchase price of $1,920,000.

     On February 12, 1997, Odyssey HealthCare, Inc. sold 64,000 shares of Series B Convertible Preferred Stock to Highland Entrepreneurs Fund Limited Partnership for a purchase price of $80,000.

     On February 12, 1997, Odyssey HealthCare, Inc. sold 40,000 shares of Series B Convertible Preferred Stock to Life Science Entrepreneur Fund for a purchase price of $50,000.

     On September 23, 1997, Odyssey HealthCare, Inc. sold 20,000 shares of Common Stock to Joseph D. Lingenfelter for a purchase price of $1,000 upon exercise of outstanding stock options.

     Between February 3, 1998 and October 28, 1998, Odyssey HealthCare, Inc. issued stock options to various employees to purchase 535,000 shares of Common Stock at an exercise price of $0.50 per share.

     On April 22, 1998, Odyssey HealthCare, Inc. sold 13,333 shares of Common Stock to Joseph D. Lingenfelter for a purchase price of $666 upon exercise of outstanding stock options.

     On May 22, 1998, Odyssey HealthCare, Inc. issued to Three Arch Partners, L.P. a warrant to purchase 25,512 shares of Series B Convertible Preferred Stock at an exercise price of $1.25 per share for consideration of $638.

     On May 22, 1998, Odyssey HealthCare, Inc. issued to Three Arch Associates, L.P. a warrant to purchase 5,739 shares of Series B Convertible Preferred Stock at an exercise price of $1.25 per share for consideration of $143.

     On May 22, 1998, Odyssey HealthCare, Inc. issued to Weiss, Peck & Greer Venture Associates III, L.L.C. a warrant to purchase 14,011 shares of Series B Convertible Preferred Stock at an exercise price of $1.25 per share for consideration of $350.

     On May 22, 1998, Odyssey HealthCare, Inc. issued to WPG Enterprise Fund II, L.L.C. a warrant to purchase 16,850 shares of Series B Convertible Preferred Stock at an exercise price of $1.25 per share for consideration of $421.

     On May 22, 1998, Odyssey HealthCare, Inc. issued to Oak Investment Partners VI Limited Partnership a warrant to purchase 29,727 shares of Series B Convertible Preferred Stock at an exercise price of $1.25 per share for consideration of $743.

     On May 22, 1998, Odyssey HealthCare, Inc. issued to Oak VI Affiliates Fund, Limited Partnership a warrant to purchase 693 shares of Series B Convertible Preferred Stock at an exercise price of $1.25 per share for consideration of $17.

     On May 22, 1998, Odyssey HealthCare, Inc. issued to Highland Capital Partners III Limited Partnership a warrant to purchase 13,315 shares of Series B Convertible Preferred Stock at an exercise price of $1.25 per share for consideration of $333.

     On May 22, 1998, Odyssey HealthCare, Inc. issued to Highland Entrepreneurs Fund III Limited Partnership a warrant to purchase 554 shares of Series B Convertible Preferred Stock at an exercise price of $1.25 per share for consideration of $14.

     On May 22, 1998, Odyssey HealthCare, Inc. issued to Collinson Home Venture Partners, Inc. a warrant to purchase 866 shares of Series B Convertible Preferred Stock at an exercise price of $1.25 per share for consideration of $22.

     On May 22, 1998, Odyssey HealthCare, Inc. issued to David L. Steffy a warrant to purchase 12,726 shares of Series B Convertible Preferred Stock at an exercise price of $1.25 per share for consideration of $318.

     On June 30, 1998, Odyssey HealthCare, Inc. sold 1,140,000 shares of Series C Convertible Preferred Stock to Capital Resource Lenders III, L.P. for a purchase price of $1,995,000.

     On June 30, 1998, Odyssey HealthCare, Inc. sold 2,857 shares of Series C Convertible Preferred Stock to CRP Investment Partners III, L.L.C. for a purchase price of $4,999.

     On June 30, 1998, Odyssey HealthCare, Inc. sold 364,468 shares of Series C Convertible Preferred Stock to Three Arch Partners, L.P. for a purchase price of $318,908.

     On June 30, 1998, Odyssey HealthCare, Inc. sold 81,995 shares of Series C Convertible Preferred Stock to Three Arch Associates, L.P. for a purchase price of $71,745.

     On June 30, 1998, Odyssey HealthCare, Inc. sold 200,164 shares of Series C Convertible Preferred Stock to Weiss, Peck & Greer Venture Associates III, L.L.C. for a purchase price of $175,142.

     On June 30, 1998, Odyssey HealthCare, Inc. sold 240,726 shares of Series C Convertible Preferred Stock to WPG Enterprise Fund II, L.L.C. for a purchase price of $210,634.

     On June 30, 1998, Odyssey HealthCare, Inc. sold 424,677 shares of Series C Convertible Preferred Stock to Oak Investment Partners VI, L.P. for a purchase price of $371,591.

     On June 30, 1998, Odyssey HealthCare, Inc. sold 9,908 shares of Series C Convertible Preferred Stock to Oak VI Affiliates, L.P. for a purchase price of $8,669.

     On June 30, 1998, Odyssey HealthCare, Inc. sold 190,227 shares of Series C Convertible Preferred Stock to Highland Capital Partners III, L.P. for a purchase price of $166,448.

     On June 30, 1998, Odyssey HealthCare, Inc. sold 7,926 shares of Series C Convertible Preferred Stock to Highland Entrepreneurs Fund III, L.P. for a purchase price of $6,935.

     On June 30, 1998, Odyssey HealthCare, Inc. sold 12,384 shares of Series C Convertible Preferred Stock to Collinson Howe Venture Partners, Inc. for a purchase price of $10,835.

     On June 30, 1998, Odyssey HealthCare, Inc. sold 181,805 shares of Series C Convertible Preferred Stock to David L. Steffy for a purchase price of $159,078.

     On July 1, 1998, Odyssey HealthCare, Inc. sold to Capital Resource Lenders III, L.P. a warrant to purchase 1,777,752 shares of Common Stock at an exercise price of $0.01 per share for consideration of $888,876.

     On July 1, 1998, Odyssey HealthCare, Inc. sold to CRP Investment Partners III, L.L.C. a warrant to purchase 4,456 shares of Common Stock at an exercise price of $0.01 per share for consideration of $2,228.

     On July 1, 1998, Odyssey HealthCare, Inc. sold $9,975,000 aggregate principal amount of 12.0% Senior Subordinated Notes due March 31, 2005, to Capital Resource Lenders III, L.P. for consideration of $9,086,124.

     On July 1, 1998, Odyssey HealthCare, Inc. sold $25,000 aggregate principal amount of 12.0% Senior Subordinated Notes due March 31, 2005, to CRP Investment Partners III, L.L.C. for consideration of $22,772.

     On November 11, 1998, Odyssey HealthCare, Inc. sold 189,816 shares of Common Stock to Bradley J. Velie for a purchase price of $9,490 upon exercise of outstanding stock options.

     On December 16, 1998, Odyssey HealthCare, Inc. sold 7,000 shares of Common Stock to Lynn D. O'Shea for a purchase price of $3,500 upon exercise of outstanding stock options.

     On December 31, 1998, Odyssey HealthCare, Inc. sold to Capital Resource Lenders III, L.P. a warrant to purchase 160,909 shares of Common Stock at an exercise price of $0.01 per share for consideration of $180,218.

     On December 31, 1998, Odyssey HealthCare, Inc. sold to CRP Investment Partners III, L.L.C. a warrant to purchase 403 shares of Common Stock at an exercise price of $0.01 per share for consideration of $451.

     On December 31, 1998, Odyssey HealthCare, Inc. sold $1,995,000 aggregate principal amount of 12.0% Senior Subordinated Notes due March 31, 2005, to Capital Resource Lenders III, L.P. for consideration of $1,814,782.

     On December 31, 1998, Odyssey HealthCare, Inc. sold $5,000 aggregate principal amount of 12.0% Senior Subordinated Notes due March 31, 2005, to CRP Investment Partners III, L.L.C. for consideration of $4,549.

     Between January 28, 1999 and October 27, 1999, Odyssey HealthCare, Inc. issued stock options to various employees to purchase 637,127 shares of Common Stock at an exercise price of $0.50 per share.

     On July 23, 1999, Odyssey HealthCare, Inc. sold 3,000 shares of Common Stock to Laurie N. Foley for a purchase price of $1,500 upon exercise of outstanding stock options.

     On July 23, 1999, Odyssey HealthCare, Inc. sold 15,000 shares of Common Stock to Mike Gooden for a purchase price of $750 upon exercise of outstanding stock options.

     Between January 25, 2000 and November 30, 2000, Odyssey HealthCare, Inc. issued stock options to various employees and directors to purchase 751,500 shares of Common Stock at exercise prices ranging from $0.50 to $1.55 per share.

     On May 24, 2000, Odyssey HealthCare, Inc. sold 1,000 shares of Common Stock to Dale Curry for a purchase price of $500 upon exercise of outstanding stock options.

     On December 21, 2000, Odyssey HealthCare, Inc. sold 15,000 shares of Common Stock to Patricia G. Gross for a purchase price of $750 upon exercise of outstanding stock options.

     On December 27, 2000, Odyssey HealthCare, Inc. sold 55,000 shares of Common Stock to Debbie Hoffpauir for a purchase price of $27,500 upon exercise of outstanding stock options.

     On January 3, 2001, Odyssey HealthCare, Inc. sold 45,000 shares of Common Stock to Patricia G. Gross for a purchase price of $2,250 upon exercise of outstanding stock options.

     On January 31, 2001, Odyssey HealthCare, Inc. issued stock options to various employees and directors to purchase 190,000 shares of Common Stock at an exercise price of $1.55 per share.

     On April 25, 2001, Odyssey HealthCare, Inc. issued stock options to various employees to purchase 68,000 shares of Common Stock at an exercise price of $3.50 per share.


     On July 1, 2001, Odyssey HealthCare, Inc. sold 20,000 shares of Common Stock to Douglas B. Cannon for a purchase price of $10,000 upon exercise of outstanding stock options.



     On July 1, 2001, Odyssey HealthCare, Inc. sold 10,000 shares of Common Stock to Patricia Roberts for a purchase price of $5,000 upon exercise of outstanding stock options.


     On August 3, 2001, Odyssey HealthCare, Inc. issued stock options to various employees to purchase 110,500 shares of Common Stock at exercise prices ranging from $1.55 to $6.50 per share.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) Exhibits


        EXHIBIT
         NUMBER                                  DESCRIPTION
        -------                                  -----------
         1.1#            -- Form of Purchase Agreement
         3.1#            -- Form of Fifth Amended and Restated Certificate of
                            Incorporation
         3.2#            -- Second Amended and Restated Bylaws
         4.1#            -- Form of Common Stock Certificate
         4.2#            -- Second Amended and Restated Stockholders' Agreement,
                            dated July 1, 1998, by and among Odyssey HealthCare, Inc.
                            and the security holders named therein
         4.3#            -- Second Amended and Restated Registration Rights
                            Agreement, dated July 1, 1998, by and among Odyssey
                            HealthCare, Inc. and the security holders named therein
         4.4#            -- Form of Rights Agreement (the "Rights Agreement") between
                            Odyssey HealthCare, Inc. and Rights Agent
         4.5#            -- Form of Certificate of Designation of Series A Junior
                            Participating Preferred Stock (included as Exhibit A to
                            the Rights Agreement (Exhibit 4.4 hereto))
         5.1#            -- Opinion of Vinson & Elkins L.L.P.
        10.1.1#          -- Amended and Restated Loan and Security Agreement, dated
                            October 2, 2000 (the "Credit Agreement"), by and among
                            Odyssey HealthCare, Inc. and subsidiaries and Heller
                            Healthcare Finance, Inc.
        10.1.2#          -- First Amendment to the Credit Agreement, dated March 29,
                            2001
        10.1.3#          -- Second Amendment to Credit Agreement, dated May 8, 2001

        EXHIBIT
         NUMBER                                  DESCRIPTION
        -------                                  -----------
        10.2#            -- Employment Agreement, dated as of March 1, 1999, by and between Odyssey HealthCare, Inc. and Richard R. Burnham
        10.3#            -- Employment Agreement, dated as of March 1, 1999, by and between Odyssey HealthCare, Inc. and David C. Gasmire
        10.4#            -- Employment Agreement, dated as of March 1, 1999, by and between Odyssey HealthCare, Inc. and Douglas B. Cannon
        10.5.1#          -- Odyssey HealthCare, Inc. Stock Option Plan (the "Stock
                            Option Plan")
        10.5.2#          -- First Amendment to the Stock Option Plan, dated January
                            31, 2001
        10.6#            -- 2001 Equity-Based Compensation Plan
        10.7#            -- Employee Stock Purchase Plan
        10.8#            -- Form of Indemnification Agreement between Odyssey
                            HealthCare, Inc. and its directors and officers
        10.9.1#          -- Senior Subordinated Note and Warrant Purchase Agreement,
                            dated July 1, 1998, by and among Odyssey HealthCare, Inc.
                            and subsidiaries, Capital Resource Lenders III, L.P. and
                            CRP Investment Partners III, L.L.C.
        10.9.2#          -- Form of Warrant
        10.9.3#          -- Form of 12% Senior Subordinated Note due 2005
        10.10.1#         -- Promissory Note and Warrant Purchase Agreement, dated May
                            22, 1998, by and among Odyssey HealthCare, Inc. and the
                            other parties thereto
        10.10.2#         -- Form of Warrant, dated May 22, 1998
        10.10.3#         -- First Amendment to Warrants, dated December 6, 2000
        21.1#            -- Subsidiaries of Odyssey HealthCare, Inc.
        23.1*            -- Consent of Ernst & Young LLP
        23.2#            -- Consent of Vinson & Elkins L.L.P. (included in Exhibit
                            5.1)
        24.1#            -- Power of Attorney


------------------------------

# Previously filed
*  Filed herewith

(b) Financial Statement Schedules

     Not applicable

ITEM 17. UNDERTAKINGS

     The Registrant hereby undertakes:

     (a) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 14, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     (b) To provide to the underwriter(s) at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter(s) to permit prompt delivery to each purchaser.

     (c) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

     (d) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 3 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dallas, State of Texas, on the 9th day of October, 2001.


                                            ODYSSEY HEALTHCARE, INC.

                                            By:   /s/ RICHARD R. BURNHAM
                                              ----------------------------------
                                                      Richard R. Burnham
                                              President, Chief Executive Officer
                                                  and Chairman of the Board


     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 3 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated:



                      SIGNATURE                                    TITLE                     DATE
                      ---------                                    -----                     ----
               /s/ RICHARD R. BURNHAM                  President, Chief Executive      October 9, 2001
-----------------------------------------------------    Officer and Chairman of the
                 Richard R. Burnham                      Board (Principal Executive
                                                         Officer)

                          *                            Executive Vice President,       October 9, 2001
-----------------------------------------------------    Chief Operating Officer and
                  David C. Gasmire                       Assistant Secretary

                          *                            Vice President, Chief           October 9, 2001
-----------------------------------------------------    Financial Officer, Secretary
                  Douglas B. Cannon                      and Treasurer (Principal
                                                         Financial and Accounting
                                                         Officer)

                          *                            Director                        October 9, 2001
-----------------------------------------------------
                   David W. Cross

                          *                            Director                        October 9, 2001
-----------------------------------------------------
                  Alexander McGrath

                          *                            Director                        October 9, 2001
-----------------------------------------------------
                   Martin S. Rash

                          *                            Director                        October 9, 2001
-----------------------------------------------------
                   David L. Steffy

                          *                            Director                        October 9, 2001
-----------------------------------------------------
                     Mark A. Wan

             *By: /s/ RICHARD R. BURNHAM                                               October 9, 2001
  ------------------------------------------------
                 Richard R. Burnham
                  Attorney-in-Fact

                                 EXHIBIT INDEX


        EXHIBIT
         NUMBER                                  DESCRIPTION
        -------                                  -----------
         1.1#            -- Form of Purchase Agreement
         3.1#            -- Form of Fifth Amended and Restated Certificate of
                            Incorporation
         3.2#            -- Second Amended and Restated Bylaws
         4.1#            -- Form of Common Stock Certificate
         4.2#            -- Second Amended and Restated Stockholders' Agreement,
                            dated July 1, 1998, by and among Odyssey HealthCare, Inc.
                            and the security holders named therein
         4.3#            -- Second Amended and Restated Registration Rights
                            Agreement, dated July 1, 1998, by and among Odyssey
                            HealthCare, Inc. and the security holders named therein
         4.4#            -- Form of Rights Agreement (the "Rights Agreement") between
                            Odyssey HealthCare, Inc. and Rights Agent
         4.5#            -- Form of Certificate of Designation of Series A Junior
                            Participating Preferred Stock (included as Exhibit A to
                            the Rights Agreement (Exhibit 4.4 hereto))
         5.1#            -- Opinion of Vinson & Elkins L.L.P.
        10.1.1#          -- Amended and Restated Loan and Security Agreement, dated
                            October 2, 2000 (the "Credit Agreement"), by and among
                            Odyssey HealthCare, Inc. and subsidiaries and Heller
                            Healthcare Finance, Inc.
        10.1.2#          -- First Amendment to the Credit Agreement, dated March 29,
                            2001
        10.1.3#          -- Second Amendment to Credit Agreement, dated May 8, 2001
        10.2#            -- Employment Agreement, dated as of March 1, 1999, by and between Odyssey HealthCare, Inc. and Richard R. Burnham
        10.3#            -- Employment Agreement, dated as of March 1, 1999, by and between Odyssey HealthCare, Inc. and David C. Gasmire
        10.4#            -- Employment Agreement, dated as of March 1, 1999, by and between Odyssey HealthCare, Inc. and Douglas B. Cannon
        10.5.1#          -- Odyssey HealthCare, Inc. Stock Option Plan (the "Stock
                            Option Plan")
        10.5.2#          -- First Amendment to the Stock Option Plan, dated January
                            31, 2001
        10.6#            -- 2001 Equity-Based Compensation Plan
        10.7#            -- Employee Stock Purchase Plan
        10.8#            -- Form of Indemnification Agreement between Odyssey
                            HealthCare, Inc. and its directors and officers
        10.9.1#          -- Senior Subordinated Note and Warrant Purchase Agreement,
                            dated July 1, 1998, by and among Odyssey HealthCare, Inc.
                            and subsidiaries, Capital Resource Lenders III, L.P. and
                            CRP Investment Partners III, L.L.C.
        10.9.2#          -- Form of Warrant
        10.9.3#          -- Form of 12% Senior Subordinated Note due 2005
        10.10.1#         -- Promissory Note and Warrant Purchase Agreement, dated May
                            22, 1998, by and among Odyssey HealthCare, Inc. and the
                            other parties thereto
        10.10.2#         -- Form of Warrant, dated May 22, 1998
        10.10.3#         -- First Amendment to Warrants, dated December 6, 2000
        21.1#            -- Subsidiaries of Odyssey HealthCare, Inc.
        23.1*            -- Consent of Ernst & Young LLP
        23.2#            -- Consent of Vinson & Elkins L.L.P. (included in Exhibit
                            5.1)
        24.1#            -- Power of Attorney


------------------------------

# Previously filed
*  Filed herewith